Form 10-K405, Exhibit 13
period 1997-09-30
VITESSE SEMICONDUCTOR CORP
filed 1997-12-30
CIK 880446

THE COMPANY


Vitesse Semiconductor Corporation is a leader in the design, development, manufacturing and marketing of digital gallium arsenide (GaAs) integrated circuits (ICs). The Company's products address the needs of high-performance systems manufacturers who demand a combination of high speed, high complexity and low power dissipation. Vitesse ICs are used in a wide variety of products, primarily in the high-performance telecommunications, data communications, test and instrumentation markets.

Vitesse has developed a proprietary high integration gallium arsenide (H-GaAs) process technology to manufacture ICs that take advantage of the faster speeds inherent in GaAs and offer performance advantages over ICs manufactured using CMOS, BiCMOS and ECL IC process technologies.

The H-GaAs process is designed to permit the Company's products to be manufactured using equipment and techniques commonly used in the manufacture of silicon ICs. The Vitesse H-GaAs process also permits systems designers to use industry standard CAD tools in designing high-performance ICs to be manufactured by the Company.

LETTER TO SHAREHOLDERS OF VITESSE SEMICONDUCTOR CORPORATION

December 1997

It is a pleasure to report to you that fiscal 1997 has been our most successful year. Our strategy since 1994 has been to focus our efforts on developing the intellectual property expertise and the advanced semiconductor process technology needed to be the dominant supplier of high-performance integrated circuits for the communications and test equipment markets.

Specific highlights for 1997 were:

 . Revenues exceeded $100 million for the first time, reaching $104.8 million, a 59% increase over the $66 million achieved in 1996.

 . Operating income grew to $28.7 million from $13.4 million in 1996, a 113% increase.

 .  Earnings per share grew to $0.86 from $0.42 in 1996, a 105% increase.

 . Bookings were strong throughout the year. Backlog grew to $62 million from $36 million.

In 1997, revenues increased by 59% over the prior year, principally from very strong growth in our focus markets of telecommunications, data communications and test equipment. Combined revenues for these focus areas grew 80% from 1996. As in 1996, revenues increased by more than 10% sequentially in each quarter. While revenue growth in 1997 was strong, customer demand was even greater and we were unable to meet all customer requests in a timely manner due to capacity limitations.

As a result, we have accelerated the completion of our second fab in Colorado Springs by almost six months from early fiscal 1999 to the middle of fiscal 1998. We began construction of this facility in November 1996. In July 1997, we completed the clean room and by September had installed the equipment and started on process development. In order to accelerate the process transfer and qualification efforts, Jim Mikkelson, co-founder of the Company and Chief Technical Officer, relocated to Colorado Springs with key members of the process technology group.

As a result of the strong revenue growth, both gross margins and operating margins improved, resulting in a 113% increase in operating income and a 105% increase in income per share. Due to continued cost controls, operating expense grew at a rate lower than revenue, despite the addition of over 30 personnel added to equip and qualify the Colorado Springs facility.


TELECOMMUNICATIONS

Over the past few years, Vitesse has become one of the dominant suppliers of physical layer integrated circuits for high-performance optical fiber communication systems. Vitesse telecommunication products are used in SONET/SDH transmission systems. SONET/SDH is the international standard for high-speed fiber-optic transmission that is being used in the communication infrastructure by both long-distance carriers and local operating companies. In 1997, SONET/SDH applications represented approximately 52% of the Company's revenue. Industry sources estimate that the market for physical layer SONET/SDH circuits will increase from approximately $125 million in 1996 to over $500 million in 2000. This growth is being driven by the need to add a nearly fivefold increase in system bandwidth to accommodate the explosion of digital data transmission resulting from increased use of the Internet, fax/modems and dedicated data lines. The need for system bandwidth is being addressed in three ways: increased speed in each transmission channel, transmitting multiple channels on a single fiber by a technique called wavelength division multiplexing (WDM) and by installing additional fiber cables. Today, most systems utilize the 2.5 Gb/s standard (OC48, STM16) and initial demonstrations are being made with the 10 Gb/s standard (OC192, STM 48). These data rates are beyond the capability of conventional silicon CMOS technology and are a natural application where Vitesse brings the performance and cost-effectiveness through our GaAs technology. The widespread adoption of WDM has enabled system operators to dramatically increase their system bandwidth without the need to bury additional fiber cables, a long and costly process. While WDM increases the bandwidth carried by each optical fiber by a factor of 8 to 32, it does not reduce the number of electronic components required. Instead, WDM has accelerated the growth of

SONET/SDH demand by eliminating fiber installation as a growth limiter. In 1997, we continued to upgrade our OC48 (2.5 Gb/s) and OC192 (10 Gb/s) physical layer product offering and began sampling our initial laser driver and modulator driver circuits.


DATA COMMUNICATIONS

In 1997, we increased our datacom revenue to $22 million from $5 million in 1996, a 340% increase. This dramatic increase in revenue from a relative small base was a result of the ramp in production in 1.06 Gb/s Fibre Channel products, which are used in a wide variety of high speed applications, including serial SCSI disk drives and disk arrays, backplanes in switches and routers and point-to-point data links. In addition to Fibre Channel, 1997 began the initial ramp of ATM (Asynchronous Transfer Mode), 1000T Ethernet (Gigabit Ethernet) and a number of datacom-oriented optoelectronic products.

We believe that ATM and Gigabit Ethernet will become leading high-performance private and Internet-related protocols over the next four years. To support these markets, we introduced 15 new products in 1997.

Among the new products introduced were: 20 bit transceivers for Gigabit Ethernet (VSC7136) and Fibre Channel (VSC7126), a quad gigabit per second backplane interface device (VSC7214), 2.5 Gb/s laser drivers (VSC7924 and VSC7925) and transimpedance amplifiers for 155 Mb/s and 622 Mb/s systems (VSC7903 and VSC7912).


TEST EQUIPMENT

Our automatic test equipment (ATE) business grew rapidly in 1997 as we continued to displace bipolar silicon technology with our H-GaAs technology that offers higher speed, lower power, higher levels of integration and the ability to combine high speed logic, high speed SRAM and very precise analog functions. In 1997, ATE revenues grew to $23 million from $16 million in 1996, accounting for 22% of total revenues. Demand accelerated sharply in the second half of 1997 as a number of new systems were introduced in the United States and Japan. We expect this trend to continue as prototypes shipped in 1997 begin production in 1998.

MANUFACTURING

Our single most important competitive advantage in the markets we serve is our ability to manufacture very complex, very high speed integrated circuits using GaAs as the semiconducting material. The Vitesse GaAs technology, called H-GaAs for highly integrated GaAs, is based on conventional CMOS equipment and techniques compared to the more common RF GaAs technology used in extremely low complexity circuits for applications such as cellular phones. Over the past ten years, our technology has matured and by exploiting the advances made in CMOS equipment and technology, has enabled Vitesse to achieve a substantial cost and performance advantage over any of the older and obsolete (at least for VLSI digital and mixed signal applications) silicon bipolar technologies, which suffer from greater manufacturing complexity, larger die size and higher power.

In 1997, our manufacturing groups increased wafer production by almost 50% and significantly increased device yield. Our test group supported an approximate 100% increase in units. By the end of 1997, Vitesse had established itself as a leader in GaAs IC manufacturing.

To meet the current demand, we have accelerated the start of production of the Colorado Springs facility by six months from early fiscal 1999 to mid fiscal 1998. This Class 1 fab will further improve our competitive position because it will significantly improve our die cost through the use of six-inch wafers compared to four-inch wafers used in our Camarillo facility. Six-inch wafers will more than double the number of available die per wafer. Moreover, the equipment used in Colorado Springs is state-of-the-art silicon equipment, which will be capable of supporting 0.25 micron or better design rules. This will allow future products and selected current products to have a significantly smaller die size and thus more available die per wafer.

BALANCE SHEET IMPROVEMENT

In 1997, we continued to improve our balance sheet through aggressive management of inventory and accounts receivable. In addition, we generated more than $55 million in cash from operations. During 1997, we also raised $118 million in a secondary offering. We ended 1997 with $155 million in cash and investments, the bulk of our Colorado Springs capital equipment in place, strong cash flow from operations and essentially no debt. We believe we have taken the necessary steps to be in a strong financial position.


SUMMARY

In 1997, we extended and improved on our growth in 1996, continuing the strategy set forth in the 1994 Annual Report. While it is impossible to predict every opportunity that might arise, we believe we have selected outstanding growth opportunities that are well matched to our technology and expertise.

Moreover, our employees have continued to focus on making Vitesse a leading supplier of high-performance circuits for communications and instrumentation. We greatly appreciate your support and remain fully committed to make Vitesse an outstanding company and an outstanding investment.


/s/ Louis R. Tomasetta

Louis R. Tomasetta
President
Chief Executive Officer

    FIVE-YEAR SELECTED FINANCIAL DATA
                                                             Year ended September 30,
                                                 1997       1996      1995      1994        1993
 ..................................................................................................
                                                      (in thousands except per share amounts)
Operating Results
 Total revenues                              $104,850   $ 66,046   $42,882   $35,581    $ 26,364
 Income (loss) from operations                 28,662     13,432     2,788    (3,233)    (18,238)
 Net income (loss)                             32,888     12,645     1,507    (4,141)    (19,069)
 Net income (loss) per share                     0.86       0.42      0.06     (0.19)      (0.88)

Balance Sheet
 Cash and short-term investments              155,844     52,436     6,315     5,171      10,256
 Working capital                              177,615     70,215    17,889    14,644      16,562
 Total assets                                 292,280    100,416    42,111    39,496      43,975
 Long-term debt, less current portion             147        406     5,518     6,029       8,953
 Net shareholders' equity                     265,102     88,370    25,000    21,517      24,598

QUARTERLY RESULTS AND STOCK MARKET DATA (UNAUDITED)

                                                              First     Second     Third    Fourth     Total
                                                             Quarter   Quarter    Quarter   Quarter     Year
                                                         (in thousands except stock price and per share amounts)
Fiscal Year 1997
 Total revenues                                              $21,832   $24,562    $27,607   $30,849   $104,850
 Net income                                                    6,003     7,782      8,955    10,148     32,888

Net income per share (A)                                        0.17      0.20       0.23      0.26       0.86
 Common stock price range (B):
  High                                                         33.17     36.58      37.00     53.88      53.88
  Low                                                          20.83     22.50      27.50     32.13      20.83

Fiscal Year 1996
 Total revenues                                              $14,022   $15,628    $17,274   $19,122   $ 66,046
 Net income                                                    1,778     2,562      3,788     4,517     12,645
 Net income per share (A)                                       0.07      0.09       0.12      0.14       0.42
 Common stock price range (B):
  High                                                          9.25     15.83      22.58     28.75      28.75
  Low                                                           7.08      6.92      12.00     14.00       6.92

Fiscal Year 1995
 Total revenues                                              $ 9,762   $10,024    $11,033   $12,063   $ 42,882
 Net income (loss)                                               562    (1,048)       762     1,231      1,507
 Net income (loss) per share (A)                                0.02     (0.05)      0.03      0.05       0.06
 Common stock price range (B):
  High                                                          3.75      3.92       5.42      9.50       9.50
  Low                                                           2.83      2.92       3.04      5.13       2.83

(A) Net income (loss) per share computations for each quarter are independent and may not add to the net income (loss) per share computation for the year.

(B) The Company's common stock is traded on the Nasdaq National Market System under the symbol VTSS. At September 30, 1997, there were approximately 565 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq National Market System. All share and per share data for all periods presented have been adjusted to reflect a 3 for 2 stock split of the common stock that was effected on February 28, 1997. The Company has never paid cash dividends and has no present plans to do so. The Company's bank line of credit agreement and synthetic lease agreements prohibit the payment of dividends without the banks' consent. See Notes 4 and 5 of Notes to Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Annual Report. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview and Factors Affecting Future Operating Results."


OVERVIEW

The Company is a leader in the design, development, manufacturing and marketing of digital GaAs ICs. The Company's target customers are systems manufacturers in the telecommunications, data communications and automatic test equipment (ATE) markets. As a result of the deployment of new transmission standards such as SONET/SDH and ATM as well as other advances, there has been growing demand for high-performance ICs to meet the increasingly rigorous standards of the telecommunications and data communications industries. The requirements for high-performance ICs in the ATE industry have also become more stringent in order to meet testing requirements of increasingly faster and more complex ICs. In fiscal 1997, sales of telecommunications, data communications and ATE products represented 52%, 22% and 22%, respectively, of the Company's total revenues.

The Company has two principal components of revenues: production revenues and development revenues. Production revenues are generally recognized upon shipment of the product, and costs associated with production are included in cost of revenues. Development revenues are generally recognized upon attainment of milestones established under customer contracts, such as the release or shipment of the Company's cell library or design tools, the release by the customer of a design net list or design tape and the Company's shipment of prototype ICs. The majority of costs associated with development revenues, including prototype fabrication costs, are included in cost of revenues, and the remaining portion is expensed as engineering, research and development expenses. The Company believes such revenues will continue to decline as a percentage of total revenues in the foreseeable future.

Inventory is valued at the lower of cost or market. Because allocable manufacturing costs can be high, new product inventory is sometimes valued at market. In addition, most work-in-process inventory consists of wafers in various stages of fabrication. Consequently, the Company estimates yields per wafer in order to estimate the value of inventory. If yields are materially different from projected, work-in-process inventory may need to be revalued. In addition, the ability of customers to change designs and to cancel or reschedule orders can also result in adverse adjustments to inventory. There can be no assurance that such adjustments will not occur in the future and have a material adverse effect on the Company's results of operations.

The Company has focused its sales efforts on a relatively small number of systems manufacturers who require high-performance ICs. Sales to the Company's ten largest customers represented approximately 77%, 75% and 70% of total revenues in fiscal 1997, 1996 and 1995, respectively.

As of September 30, 1997, the Company had $60,466,000 and $15,734,000 of federal and state net operating loss carryforwards, respectively, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. Based on historical results of operations, estimated future taxable income and other factors, management believes that it is more likely than not that a portion of the tax benefits associated with such loss carryforwards will not be realized. The Company has partially reserved deferred tax assets associated with its available loss carryforward benefits for financial reporting purposes, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. In 1996 and 1997, recognition of a portion of the Company's net operating loss carryforward benefits resulted in relatively low effective income tax rates for the Company. This reduction of the available future benefit related to these net operating loss carryforwards will result in the Company experiencing higher effective income tax rates in fiscal 1998 and thereafter. See Note 8 of Notes to Financial Statements.


RESULTS OF OPERATIONS


The following table sets forth statements of operations data of the Company expressed as a percentage of total revenues for the fiscal years indicated:

                                              Year Ended September 30,
                                            1997         1996        1995
 ............................................................................
Revenues, net:

 Production                                 94.6%         90.1%       80.9%
 Development                                 5.4           9.9        19.1
                                           .................................
   Total revenues                          100.0         100.0       100.0
                                           .................................

Costs and expenses:
 Cost of revenues                           43.4          48.1        52.5
 Engineering, research and development      16.0          16.7        20.3
 Selling, general and administrative        13.2          14.9        20.7
                                            ................................
   Total costs and expenses                 72.7          79.7        93.5
                                            ................................
Income from operations                      27.3          20.3         6.5

Other income (expense):
 Interest income                             7.7           2.1         0.2
Interest expense                            (0.1)         (1.2)       (3.0)
 Other                                      (0.1)            -           -
                                            ................................
   Total other income (expense)              7.5           0.9        (2.8)
                                            ................................
Income before income taxes                  34.8          21.3         3.7
Income taxes                                 3.5           2.1         0.2
                                            ................................
Net income                                  31.4%         19.1%        3.5%
                                            ================================

YEAR ENDED SEPTEMBER 30, 1997, AS COMPARED TO

YEAR ENDED SEPTEMBER 30, 1996

Revenues. Total revenues in fiscal 1997 were $104,850,000, a 59% increase over the $66,046,000 recorded in fiscal 1996. The increase in total revenues was due to a 67% increase in production revenues as a result of the growth of shipments to customers in the data communications, telecommunications and ATE markets. Development revenues in fiscal 1997 were $5,671,000 compared to $6,555,000 in fiscal 1996.

Cost of Revenues. Cost of revenues as a percentage of total revenues in fiscal 1997 was 43.4% compared to 48.1% in fiscal 1996. The decrease in cost of revenues as a percentage of total revenues resulted from a reduction in per unit costs associated with increased production as well as increased manufacturing yields.

Engineering, Research and Development. Engineering, research and development expenses were $16,804,000 in fiscal 1997 compared to $11,045,000 in fiscal 1996. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. The Company's engineering, research and development costs are expensed as incurred. The Company intends to continue to increase the dollar amount of engineering, research and development expenses in the future. As a percentage of total revenues, engineering, research and development expenses declined to 16.0% in fiscal 1997 from 16.7% in fiscal 1996 due primarily to the Company's revenues growing faster than these expenses.

Selling, General and Administrative. Selling, general and administrative expenses were $13,884,000 in fiscal 1997 compared to $9,777,000 in fiscal 1996. This increase was principally due to increased headcount, salary increases, higher commissions resulting from increased sales and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 13.2% in fiscal 1997 from 14.9% in fiscal 1996 primarily as a result of the Company's revenues growing faster than these expenses.

Interest Income. Interest income increased to $8,119,000 in fiscal 1997 from $1,364,000 in fiscal 1996 due to a higher average cash balance in fiscal 1997 as compared to fiscal 1996 resulting primarily from the Company's equity offerings in March 1996 and November 1996.

Interest Expense. Interest expense decreased to $157,000 in fiscal 1997 from $772,000 in fiscal 1996, primarily due to a decrease in the Company's average debt balance.

Income Taxes. The Company recorded a provision for income taxes in the amount of $3,652,000 in fiscal 1997 and $1,405,000 in fiscal 1996.

Net Operating Loss Carryforwards. As of September 30, 1997, the Company had federal net operating loss carryforwards of approximately $60,466,000, state net operating loss carryforwards of approximately $15,734,000 and federal and state research and development tax credits of approximately $3,028,000 and $1,448,000, respectively. The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).

YEAR ENDED SEPTEMBER 30, 1996, AS COMPARED TO

YEAR ENDED SEPTEMBER 30, 1995

Revenues. Total revenues in fiscal 1996 were $66,046,000, a 54% increase over the $42,882,000 recorded in fiscal 1995. The increase in total revenues was due to a 71% increase in production revenues as a result of the growth of shipments to customers in the telecommunications and ATE markets. Development revenues in fiscal 1996 were $6,555,000 compared to $8,179,000 in fiscal 1995.

Cost of Revenues. Cost of revenues as a percentage of total revenues in fiscal 1996 was 48.1% compared to 52.5% in fiscal 1995. The decrease in cost of revenues as a percentage of total revenues resulted from increased manufacturing yields as well as a reduction in per unit costs associated with increased production.

Engineering, Research and Development. Engineering, research and development expenses were $11,045,000 in fiscal 1996 compared to $8,689,000 in fiscal 1995. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. As a percentage of total revenues, engineering, research and development expenses declined to 16.7% in fiscal 1996 from 20.3% in fiscal 1995 due primarily to the Company's revenues growing faster than these expenses.

Selling, General and Administrative. Selling, general and administrative expenses were $9,777,000 in fiscal 1996 compared to $8,900,000 in fiscal 1995. This increase was principally due to increased headcount, salary increases, higher commissions resulting from increased sales and increased advertising costs. Included in selling, general and administrative expenses for fiscal 1995 is a $1,405,000 charge for the write-off of receivables, work-in-process inventories and certain test hardware related to one of the Company's supercomputer customers who filed for bankruptcy in February 1995. As a percentage of total revenues, selling, general and administrative expenses declined to 14.9% in fiscal 1996 from 20.7% in fiscal 1995 primarily as a result of the Company's revenues growing faster than these expenses.

Interest Income. Interest income increased to $1,364,000 in fiscal 1996 from $93,000 in fiscal 1995 due to a higher average cash balance in fiscal 1996 as compared to fiscal 1995 resulting primarily from the Company's equity offering in March 1996.

Interest Expense. Interest expense decreased to $772,000 in fiscal 1996 from $1,304,000 in fiscal 1995, primarily due to a decrease in the Company's average debt balance.

Income Taxes. The Company recorded a provision for income taxes in the amount of $1,405,000 in fiscal 1996 and $79,000 in fiscal 1995 principally for federal alternative minimum taxes, state income taxes and taxes due to foreign jurisdictions, in light of the Company's net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

The Company generated $55,184,000 and $16,736,000 from operating activities in fiscal 1997 and fiscal 1996, respectively. The increase in cash flow from operating activities was primarily due to an increase in profitability.

Investing Activities

Capital expenditures, primarily for manufacturing and test equipment, were $30,730,000, $11,003,000 and $3,362,000 in fiscal 1997, 1996 and 1995, respectively. Included in the amounts for fiscal 1996 and 1995 is equipment costing $245,000 and $400,000, respectively, that was financed by term loans.

As a result of increased demand for its products, the Company has been increasing capacity at its Camarillo plant and has also recently completed construction of an additional wafer fabrication facility in Colorado Springs. Consequently, the Company incurred a significant increase in capital expenditures in fiscal 1997. The majority of the costs associated with the Colorado Springs facility were financed through two operating lease transactions. See Note 4 of Notes to Financial Statements. The Company intends to continue investing in new manufacturing, test and engineering equipment and currently expects to spend approximately $15 million to $20 million for capital expenditures through fiscal 1998.

Financing Activities

In fiscal 1997, the Company generated $124,510,000 of cash from financing activities consisting of $125,444,000 of proceeds from the issuance and sale of common stock in the Company's public offering in November 1996 and proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans offset by $934,000 in repayments of debt obligations. In fiscal 1996, the Company generated $40,388,000 in financing activities consisting of $50,725,000 of proceeds from the issuance and sale of common stock in the Company's public offering in March 1996 and from the issuance of common stock pursuant to the Company's stock purchase and stock option plans, offset by $10,337,000 in repayment of debt obligations. Following the Company's public offering in March 1996, the Company accelerated the repayment of several of its debt obligations, including its short-term borrowings and substantial portions of its term loans and capital lease obligations.

The Company has a revolving line of credit agreement with a bank, which agreement expires on January 5, 1998. The maximum amount available under the revolving line of credit is $12,500,000. The interest rate on borrowings under this revolving line of credit is equal to the bank's prime rate. See Note 5 of Notes to Financial Statements.

Management believes that the Company's cash flow from operations and revolving line of credit agreement are adequate to finance its planned growth and operating needs for the next 12 months. The Company believes it can meet its wafer fabrication needs through the second quarter of fiscal 1998 at its Camarillo facility assuming that the Company successfully completes planned incremental increases in production capacity at the facility. The Company has recently completed construction of a new wafer fabrication facility in Colorado Springs, Colorado and is currently in the process of installing various equipment in the facility. The Company estimates that upon completion of equipment installation, the cost of the new wafer fabrication facility will be at least $72 million, of which approximately $27 million relates to the purchase of land and the construction of the building and $45 million relates to capital equipment purchases.

In 1997, the Company entered into two operating lease transactions providing for the financing of $27.5 million for the acquisition and construction of the new wafer fabrication facility and $45 million for the acquisition of capital equipment. Payments under these leases will commence in fiscal 1998 and are based on LIBOR rates plus a spread of 1.75% (for the facility lease) and 1.50% (for the equipment lease). If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility and equipment. Under the leases, the Company is required to meet certain financial and other covenants, including a restriction on the payment of cash dividends to its shareholders. As of September 30, 1997, the Company was in compliance with all covenants.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies new standards designed to improve the earnings per share (EPS) information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, for which common stock equivalents are not considered, (b) eliminating the modified treasury stock method and 3% materiality provision and (c) revising the contingent share provision and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure statements issued for periods ending after December 15, 1997, including interim periods.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has determined that the impact of adopting the standard would not be material to the financial position or results of operations of the Company.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of operating segment information in annual financial statements and in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has determined that the impact of adopting the standard would not be material to the financial position or results of operations of the Company.

FACTORS AFFECTING FUTURE OPERATING RESULTS

Customer and Industry Concentration

The Company is, and intends to continue, focusing its sales efforts on a relatively small number of companies in the telecommunications, data communications and ATE markets that require high-performance ICs. Certain of these companies are also competitors of Vitesse. In fiscal 1997, three customers accounted for 22%, 20% and 12% of total revenues.

Variability of Quarterly Results

The Company's quarterly results of operations have varied significantly in the past and may continue to do so in the future. These variations have been due to a number of factors, including the loss of major customers, variations in manufacturing yields, the timing and level of new product and process development costs, changes in inventory levels, changes in the type and mix of products being sold, changes in manufacturing capacity and variations in the utilization of this capacity, and customer design changes, delays or cancellations. From time to time, the Company has also incurred significant new product and process development costs due to the Company's policy of expensing costs as incurred relating to the manufacture of new products and the development of new process technology. There can be no assurance that the Company will not incur such charges or experience revenue declines in the future.

Product and Process Development and Technological Change

The market for the Company's products is characterized by rapid changes in both product and process technologies. The Company believes that its future success will depend, in part, upon its ability to continue to improve its product and process technologies and develop new technologies in order to maintain its competitive position, to adapt its products and processes to technological changes and to adopt emerging industry standards. There can be no assurance that the Company will be able to improve its product and process technologies and develop new technologies in a timely manner or that such improvements or developments will result in products that achieve market acceptance. The failure to successfully improve its existing technologies or develop new technologies in a timely manner could adversely affect the Company's business, operating results and financial condition.

Dependence on Third Parties

The Company depends on third parties for performing certain processes and providing a variety of components and materials necessary for the production of its H-GaAs ICs. The Company packages certain of its ICs in its Camarillo facility using customized ceramic packaging, which is presently available from only one source. The balance of the Company's ICs are packaged in plastic by third parties because the Company has no internal capability to perform such plastic packaging. Other components and materials for H-GaAs ICs are available from only a limited number of sources. The inability to obtain sufficient sole- or limited-source services or components as required could result in delays or reductions in product shipments, which could adversely affect the Company's business, operating results and financial condition.

Variability of Manufacturing Yields

The Company's manufacturing yields vary significantly among products, depending on a particular IC's complexity and the Company's experience in manufacturing it. Historically, the Company has experienced difficulties achieving acceptable yields on some ICs, which has resulted in shipment delays. The Company's overall yields are lower than yields experienced in a silicon process because of the large number of different products manufactured in limited volume and because the Company's H-GaAs process technology is significantly less developed. The Company expects that many of its current and future products may never be produced in volume.

Regardless of the process technology used, the fabrication of semiconductors is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional.

Because the majority of the Company's costs of manufacturing are relatively fixed, maintenance of the number of shippable die per wafer is critical to the Company's results of operations. Yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. The Company estimates yields per wafer in order to estimate the value of inventory. If yields are different from projected, work-in-process inventory may need to be revalued. There can be no assurance that the Company will not suffer periodic yield problems in connection with new or existing products, which could cause the Company's business, operating results and financial condition to be materially adversely affected.

Manufacturing Capacity Limitations; New Production Facility

The Company currently manufactures all of its ICs at its four-inch wafer fabrication facility located in Camarillo, California. The Company believes that this facility should be able to satisfy its production needs through the second quarter of fiscal 1998, assuming that the Company successfully completes planned substantial incremental increases in production capacity at the facility through such date. The Company will be required to purchase additional equipment and to successfully hire, train and manage additional production personnel in order to successfully increase its production capacity in accordance with its time schedule. In the event the Company's expansion plans were not implemented on a timely basis for any reason, the Company could become subject to production capacity constraints. Such constraints could have a material adverse effect on the Company's business, operating results or financial condition.

The Company has recently completed construction of a new six-inch wafer fabrication facility in Colorado Springs, Colorado, to supplement its existing facility in Camarillo. As planned, the facility includes a 10,000-square-foot Class 1 clean room with the capability for future expansion to 15,000 square feet. The Company is currently in the process of installing equipment and performing necessary testing prior to commencing commercial production at the facility, a process that the Company anticipates will not be completed prior to the second quarter of fiscal 1998. Accordingly, the Company believes the new facility will not begin commercial production prior to the third quarter of fiscal 1998.

The successful operation of the new wafer fabrication facility, as well as the Company's overall production operations, will also be subject to numerous risks. The Company has no prior experience with the operation of equipment or the processes involved in producing finished six-inch wafers, which differ significantly from those involved in the production of four-inch wafers. The Company will be required to hire, train and manage production personnel successfully in order to effectively operate the new facility. The Company does not have excess production capacity at its Camarillo facility to offset any failure of the new facility to meet planned production goals. As a result of these and other factors, the failure of the Company to successfully operate the new wafer fabrication facility would have a material adverse effect on its business, operating results or financial condition. The Company will also have to effectively coordinate and manage the Colorado Springs and Camarillo facilities to successfully meet its overall production goals. The Company has no experience in coordinating and managing full-scale production facilities that are located at different sites. The failure to successfully coordinate and manage the two sites would adversely affect the Company's overall production and would have a material adverse effect on its business, operating results or financial condition.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Vitesse Semiconductor Corporation:

We have audited the accompanying balance sheets of Vitesse Semiconductor Corporation as of September 30, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitesse Semiconductor Corporation as of September 30, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


Los Angeles, California

October 21, 1997

BALANCE SHEETS

September 30, 1997 and 1996                                                                                    September 30,
(in thousands, except share data)                                                                           1997           1996
 ...................................................................................................................................
Assets
Current assets:
 Cash and cash equivalents                                                                              $    97,358    $    52,436
 Short-term investments                                                                                      58,486
 Receivables:
   Trade accounts receivable, net of allowance for doubtful accounts
     of $1,000 in 1997 and $900 in 1996                                                                      20,903         18,423
   Other                                                                                                        169            196
   ................................................................................................................................

                                                                                                             21,072         18,619
 Inventories, net:
   Raw material                                                                                               2,421          1,678
   Work in process                                                                                            6,762          5,436
   Finished goods                                                                                             2,626          2,845
   ................................................................................................................................

                                                                                                             11,809          9,959

 Prepaid expenses                                                                                             1,121            841
 Deferred tax assets (Note 8)                                                                                14,800              -
 ..................................................................................................................................
   Total current assets                                                                                     204,646         81,855
   ................................................................................................................................

Property and equipment, net (Notes 2 and 3)                                                                  41,684         17,892
Restricted long-term deposits (Note 4)                                                                       45,556              -
Other assets                                                                                                    394            669
 ...................................................................................................................................

                                                                                                        $   292,280    $   100,416
   --------------------------------------------------------------------------------------------------------------------------------


Liabilities And Shareholders' Equity
Current liabilities:

 Current installments of capital lease obligations and term loans (Notes 2 and 3)                       $       256    $       931
  Accounts payable                                                                                           19,758          6,731
  Accrued expenses and other current liabilities (Note 6)                                                     7,017          3,978
  ..................................................................................................................................

   Total current liabilities                                                                                 27,031         11,640
   .................................................................................................................................

 Capital lease obligations and term loans, less current installments (Notes 2 and 3)                            147            406
 Commitments (Note 4)
 Shareholders' equity (Note 7):
    Preferred stock, $.01 par value. Authorized 10,000,000 shares; none issued
      or outstanding                                                                                             -              -
    Common stock, $.01 par value. Authorized 50,000,000 shares; issued and outstanding 35,913,738 and 29,109,791 shares at September 30, 1997
      and 1996, respectively                                                                                   359            291
    Additional paid-in capital                                                                             277,169        133,393
    Accumulated deficit                                                                                    (12,426)       (45,314)
    ................................................................................................................................

      Net shareholders' equity                                                                             265,102         88,370
      ..............................................................................................................................

                                                                                                       $   292,280    $   100,416

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

Years ended September 30, 1997, 1996 and 1995                                                        Years ended September 30,
(in thousands, except share and per share data)                                                 1997           1996           1995
 ...................................................................................................................................
Revenues, net: (Note 9)
 Production                                                                              $    99,179    $    59,491    $    34,703
Development                                                                                    5,671          6,555          8,179
 ...................................................................................................................................
   Total revenues                                                                            104,850         66,046         42,882
   .................................................................................................................................

Costs and expenses:
 Cost of revenues                                                                             45,500         31,792         22,505
 Engineering, research & development                                                          16,804         11,045          8,689
 Selling, general & administrative                                                            13,884          9,777          8,900
 ...................................................................................................................................

   Total costs and expenses                                                                   76,188         52,614         40,094
   .................................................................................................................................

Income from operations                                                                        28,662         13,432          2,788
Other (income) expense:
 Interest income                                                                               8,119          1,364             93
 Interest expense                                                                               (157)          (772)        (1,304)
 Other                                                                                           (84)            26              9
 ...................................................................................................................................

   Total other income (expense)                                                                7,878            618         (1,202)
   .................................................................................................................................

Income before income taxes                                                                    36,540         14,050          1,586
Income taxes (Note 8)                                                                          3,652          1,405             79
 ...................................................................................................................................
Net income                                                                               $    32,888    $    12,645    $     1,507
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share                                                                           $0.86          $0.42          $0.06
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common equivalent
 shares outstanding                                                                       38,145,475     30,216,628     25,960,510
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            Additional                        Net
Years ended September 30, 1997, 1996 and 1995          Common Stock           Paid-in      Accumulated    Shareholders'
(in thousands, except share data)                     Shares    Amount        Capital        Deficit          Equity
Balance, October 1, 1994                           22,470,386      $225      $ 80,758       $(59,466)        $ 21,517
Exercise of stock options                             467,514         5         1,105              -            1,110
Exercise of warrants                                    6,909         -            41              -               41
Shares issued under Employee
 Stock Purchase Plan                                  319,828         3           822              -              825
Net income                                                  -         -             -          1,507            1,507
 ...................................................................................................................................

Balance, September 30, 1995                        23,264,637       233        82,726        (57,959)          25,000
Exercise of stock options                           1,458,624        15         3,396              -            3,411
Exercise of warrants                                   85,415         -            15              -               15
Shares issued under Employee
 Stock Purchase Plan                                  161,115         2           973              -              975
Issuance of common stock,
 net of expenses                                    4,140,000        41        46,283              -           46,324
Net income                                                  -         -             -         12,645           12,645
 ...................................................................................................................................
Balance, September 30, 1996                        29,109,791       291       133,393        (45,314)          88,370
Exercise of stock options                           1,560,279        15         5,637              -            5,652
Shares issued under Employee
 Stock Purchase Plan                                   71,208         1         1,596              -            1,597
Issuance of common stock,
 net of expenses                                    5,175,000        52       118,146              -          118,198
Repurchase of fractional shares
 related to stock split                                (2,540)       (3)           (3)             -
Tax benefit of disqualifying
 dispositions (Note 8)                                      -         -        18,400              -           18,400
Net income                                                  -         -             -         32,888           32,888
 ...................................................................................................................................
Balance, September 30, 1997                        35,913,738      $359      $277,169       $(12,426)        $265,102
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

Years ended September 30, 1997, 1996 and 1995                                Years ended September 30,
(in thousands)                                                             1997        1996        1995
 ..........................................................................................................
Cash flows from operating activities:
 Net income                                                             $  32,888    $ 12,645    $ 1,507
 Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation                                                           6,938       4,973      5,316
 Changes in assets and liabilities:
   (Increase) decrease in:
     Receivables, net                                                      (2,453)     (5,889)      (756)
     Inventories, net                                                      (1,850)        (64)      (937)
     Prepaid expenses                                                        (280)       (299)       (51)
     Other assets                                                             275          98        195
   Increase (decrease) in:
     Accounts payable                                                      13,027       3,178         94
     Accrued expenses and other current liabilities                         6,639       2,094        (80)
     .....................................................................................................
      Net cash provided by operating activities                            55,184      16,736      5,288
      ....................................................................................................
Cash flows from investing activities:
 Short-term investments                                                   (58,486)          -      1,000
 Restricted long-term deposits                                            (45,556)          -          -
 Capital expenditures                                                     (30,730)    (11,003)    (3,362)
 .........................................................................................................
      Net cash used in investing activities                              (134,772)    (11,003)    (2,362)
      ....................................................................................................
Cash flows from financing activities:
 Principal payments under capital lease obligations and term loans           (934)     (7,632)    (3,858)
 Proceeds from term loans                                                       -         245        400
 Short-term borrowings (payments)                                               -      (2,950)       700
 Net proceeds from issuance of common stock                               125,444      50,725      1,976
 .........................................................................................................
      Net cash provided by (used in) financing activities                 124,510      40,388       (782)
      ....................................................................................................
Net increase in cash and cash equivalents                                  44,922      46,121      2,144

Cash and cash equivalents at beginning of year                             52,436       6,315      4,171
 ..........................................................................................................
Cash and cash equivalents at end of year                                $  97,358    $ 52,436    $ 6,315
----------------------------------------------------------------------------------------------------------
 Supplemental disclosures of cash flow information
  Cash paid during the year for:
   Interest                                                             $     165    $    656    $ 1,275
   Income taxes                                                         $     296    $    347    $    44
   -------------------------------------------------------------------------------------------------------

In 1995 the Company renegotiated certain capital leases resulting in an extension of the terms of these leases beyond their original maturities and the conversion of certain capital leases to operating leases. The net effect of these transactions was a $1,876,000 increase in the property and equipment and capital lease obligation accounts.

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Vitesse Semiconductor Corporation (the Company) was incorporated under the laws of Delaware on February 3, 1987. The Company is a leader in the design, development, manufacturing and marketing of digital GaAs ICs.

Revenue Recognition

Production revenue is recognized when products are shipped to customers. Revenue from development contracts is recognized upon attainment of specific milestones established under customer contracts. Revenue from products deliverable under development contracts, including design tools and prototype products, is recognized upon delivery. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying balance sheets. Costs related to development contracts are expensed as incurred.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and short-term investments are principally composed of money market accounts and obligations of the U.S. government and its agencies. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), the Company classifies its securities included under short-term investments as held-to-maturity securities, which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of September 30, 1997 and 1996, carrying value was substantially the same as market value.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). Costs associated with the manufacture of a new product are charged to engineering, research and development expense as incurred until the product is proven through testing and acceptance by the customer. Inventories are shown net of a valuation reserve of $3,121,000 and $2,797,000 at September 30, 1997 and 1996, respectively.

Depreciation

Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets as follows:

 Machinery and equipment        5 years
 Furniture and fixtures         5 years
 Computer equipment             3 years
 Leasehold improvements         Term of lease

Income Taxes

The Company accounts for income taxes pursuant to the provisions of Financial Accounting Standards Board Statement No. 109. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Research and Development Costs

The Company charges all research and development costs to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer.

Costs related to revenues on nonrecurring engineering services billed to customers are generally classified as cost of revenues; however, certain related contract engineering and research costs are included in engineering, research and development expense because these costs cannot be directly related to individual contracts.

Computation of Net Income Per Share

The net income per share of common stock is computed using the weighted average number of common shares outstanding and common stock equivalents using the application of the treasury stock method for all periods presented.

Financial Instruments

The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's carrying value of cash equivalents, short-term investments, trade accounts receivable, other receivable, accounts payable, accrued expenses, term loans and borrowings approximates fair value because the instrument has a short-term maturity or because the applicable interest rates are comparable to current borrowing rates of those instruments.

Long-Lived Assets

In 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement provides guidelines for recognition of impairment of losses related to long-term assets. The adoption of this new standard did not have a material effect on the Company's financial statements.

Accounting for Stock Options

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company has elected to continue to measure and to recognize compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to adopt the disclosure-only requirements of Statement No. 123.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Reclassifications and Restatements

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

On January 29, 1997, the Company's Board of Directors announced a 3 for 2 stock split of the common stock effected in the form of a stock dividend to shareholders of record as of February 12, 1997. Accordingly, historical share and per share amounts have been restated to reflect retroactively the stock split.

Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies new standards designed to improve the earnings per share (EPS) information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, for which common stock equivalents are not considered, (b) eliminating the modified treasury stock method and the 3% materiality provision and (c) revising the contingent share provision and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure statements issued for periods ending after December 15, 1997, including interim periods. Had EPS been computed under the guidelines of SFAS No. 128, the Company's EPS would have been reported as the pro forma amounts indicated on the following page.

                                           1997    1996
 .........................................................
Earnings per share -- as reported          $0.86   $0.42

Basic earnings per share -- pro forma       0.96    0.48
Diluted earnings per share -- pro forma     0.87    0.43

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has determined that the impact of adopting the standard would not be material to the financial position or results of operations of the Company.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of operating segment information in annual financial statements and in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has determined that the impact of adopting the standard would not be material to the financial position or results of operations of the Company.


NOTE 2 -- PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, are summarized as follows:

                                        September 30,
                                   1997            1996
 ..........................................................
                                       (in thousands)
Machinery and equipment            $53,807         $30,739
Furniture and fixtures                 747             144
Computer equipment                  10,652           6,542
Leasehold improvements               4,423           3,966
                                   .......................
                                    69,629          41,391
                                   .......................
Less accumulated depreciation       27,945          23,499
                                   .......................
                                   $41,684         $17,892
                                   -----------------------

Included in property and equipment are items not yet placed in service of $17,688,000 and $4,713,000 as of September 30, 1997 and 1996, respectively.

Balances applicable to assets acquired under capitalized leases, which are included in property and equipment, are summarized as follows:


                                        September 30,
                                     1997            1996
 .........................................................
                                        (in thousands)
Machinery and equipment            $1,657          $2,308
Furniture and fixtures                 14              14
Computer equipment                  1,199           2,038
                                   ......................
                                    2,870           4,360
Less accumulated depreciation       2,770           3,629
                                   ......................
                                   $  100          $  731
                                   ----------------------

NOTE 3 -- CAPITAL LEASE OBLIGATIONS AND TERM LOANS

The Company has various capital leases and equipment term loans totaling $403,000 bearing interest rates between 9% and 10.2% per annum payable in monthly installments through fiscal 2000.

Future principal payments under the capital leases and term loans are as follows:


                           (in thousands)
 .........................................

Year ending September 30:
 1998                                $256
 1999                                 131
 2000                                  16
                                   ......
                                     $403
                                   ------

NOTE 4 -- COMMITMENTS



The Company leases facilities under noncancellable operating leases that expire through 2001. The Company also leases certain machinery and equipment under noncancellable operating leases that expire through 1999.

Approximate minimum rental commitments under these operating leases as of September 30, 1997, were as follows:


                              (in thousands)
 ............................................

Year ending September 30:
 1998                                 $1,595
 1999                                    652
 2000                                    367
 2001                                    353
 2002                                     74
                                      ......
                                      $3,041
                                      ------

Rent expense under operating leases was approximately $1,980,000, $2,507,000 and $2,147,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

In October 1996, the Company entered into a five-year operating lease agreement with a bank providing for $27.5 million of financing for the acquisition and construction of a wafer fabrication facility in Colorado Springs, Colorado. Payments under this lease will commence in fiscal 1998 and are based on LIBOR rates plus a spread of 1.75%. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility. As of September 30, 1997, the lessor had advanced a total of $24,900,000 under this lease and had held $20,916,000 as cash collateral, which amount is included in restricted long-term deposits.

In August 1997, the Company entered into a three-year operating lease arrangement with the same bank providing for $45 million of financing for the acquisition of capital equipment for the Colorado Springs wafer fabrication facility. The Company has the option to renew the lease for up to two one-year extensions. Payments under this lease will commence in fiscal 1998 and are based on LIBOR rates plus a spread of 1.50%. If at the end of the lease term the Company does not purchase the equipment, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the equipment. As of September 30, 1997, the lessor had advanced a total of $30,800,000 under this lease and had held $24,640,000 as cash collateral, which amount is included in long-term deposits.

Both leases require the Company to meet certain financial and other covenants, including a restriction on the payment of cash dividends to its shareholders. As of September 30, 1997, the Company was in compliance with all covenants.

NOTE 5 -- SHORT-TERM BORROWINGS

The Company has a $12,500,000 revolving line of credit agreement with a bank, which expires in January 1998. The agreement provides for interest to be paid monthly at the bank's prime rate (8.5% on September 30, 1997). The Company must adhere to certain requirements and provisions to be in compliance with the terms of the agreement and is prohibited from paying dividends without the consent of the bank. As of September 30, 1997 and 1996, no amounts were outstanding under the line of credit.

NOTE 6 -- ACCRUED EXPENSES

Accrued expenses consist of the following:


                                              September 30,
                                           1997            1996
 ...............................................................
                                              (in thousands)
Accrued vacation                         $  756          $  489
Accrued salaries, wages and bonuses       3,156             725
Accrued taxes                               825           1,108
Other                                     2,280           1,656
                                         ......................
                                         $7,017          $3,978
                                         ----------------------

NOTE 7 -- SHAREHOLDERS' EQUITY

Preferred Stock

In fiscal 1991, the Board of Directors authorized 10,000,000 shares of undesignated preferred stock. The Company has no present plans to issue any of this preferred stock.

Common Stock

In 1997, the Company's shareholders approved an increase in the number of authorized shares of common stock from 25,000,000 to 50,000,000.

Stock Option Plans

The Company currently has three stock option plans in place: the 1987 Stock Option Plan, the 1989 Stock Option Plan and the 1991 Stock Option Plan (collectively referred to as the Plans). The 1987 Stock Option Plan expired in fiscal 1997 and consequently no additional options are available for grant from this plan.

The 1989 Plan was adopted by the Board of Directors in April 1989 and approved by the shareholders in April 1990. Pursuant to the 1989 Plan, 1,750,000 shares of the Company's common stock were reserved for issuance.

The 1991 Plan was adopted by the Board of Directors and approved by the shareholders in August 1991. A total of 3,000,000 shares of common stock were reserved for issuance under the 1991 Plan. In January 1995, the shareholders approved an amendment to the 1991 Plan to increase the number of shares reserved thereunder by an aggregate of 750,000 shares, and on an annual basis beginning in 1995, to automatically increase the shares reserved by a number of shares equal to 3.5% of the Company's common stock outstanding at the end of the fiscal year.

The Plans provide for the granting of incentive stock options to employees of the Company and for the granting of nonstatutory stock options to employees and consultants of the Company. Options granted under the Plans generally vest and become exercisable at the rate of 25% per year; however, certain options granted prior to June 30, 1992, under the 1991 Plan and all of the options under the 1987 and 1989 Plans vest and become exercisable at the rate of 24% at the end of the first year, and thereafter at a rate of 2% of the shares subject to the options per month.

The exercise price of all incentive and nonstatutory stock options granted under the Plans must be at least equal to the fair market value of the shares of common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and, in the case of the 1991 Plan, the maximum term of such options must not exceed five years. The term of all other options under the 1991 Plan and all options under the 1987 Plan and 1989 Plan may not exceed ten years.

In June 1993, substantially all outstanding stock options granted under the 1987, 1989 and 1991 Plans with an exercise price in excess of $2.42 per share were canceled and replaced with new options for a like number of shares having an exercise price of $2.42 per share, the fair market value on the grant date. The new options have certain restrictions relating to the sale of the shares.

Under the 1987 Plan, the 1989 Plan and the 1991 Plan, as of September 30, 1997, options to purchase an aggregate of 4,248,144 shares had been exercised, options to purchase an aggregate of 4,625,199 shares were outstanding at a weighted average exercise price of $11.78 per share and 227,251 shares (which increased to 1,484,231 effective October 1, 1997, pursuant to the terms of the 1991 Plan) remained available for future grant. Of the 4,625,199 options outstanding, 748,419 options were vested and exercisable under the Plans pursuant to incentive stock options and 175,036 options were vested and exercisable pursuant to nonstatutory stock options.


1991 Directors' Stock Option Plan


The 1991 Directors' Stock Option Plan (the Directors' Plan) was adopted by the Board of Directors and approved by the shareholders in August 1991 and 300,000 shares of common stock have been reserved for issuance under the Directors' Plan. In January 1996, the shareholders approved an amendment to the Directors' Plan to increase the number of shares reserved thereunder by an aggregate of 300,000 shares. As of September 30, 1997, 420,000 options had been granted under the Directors' Plan; 226,650 of such grants had been exercised and 15,000 had been canceled. At September 30, 1997, 54,150 options were exercisable.

The Directors' Plan provides that each non-employee director automatically will be granted a nonstatutory option to purchase 10,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 15,000 shares) of common stock upon first becoming a director. In addition, the Directors' Plan provides that each director serving on January 1 of each calendar year will automatically be granted a nonstatutory option to purchase 10,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 15,000 shares) of common stock. The options granted to the non-employee directors are for a ten-year term and vest at the rate of 2% of the shares subject to the option at the end of each month following the date of grant. The exercise price of the options may not be less than the fair market value of the common stock on the last business day prior to the date of grant of the option.

Activity under the 1987, 1989 and 1991 Plans and the 1991 Directors' Stock Option Plan is as follows:


                                                Number of                 Option Price
                                                   Shares           Per Share     Aggregate
 .............................................................................................
                                                                               (in thousands)

 Options outstanding at October 1, 1994         4,134,648        $  .02-   7.17       $10,744

Options:
 Granted                                        1,550,400          2.92-   7.75         5,362
 Exercised                                       (467,514)          .02-   3.75        (1,110)
 Canceled or expired                             (443,999)         1.08-   3.92        (1,375)
 .............................................................................................
Options outstanding at September 30, 1995       4,773,535           .02-   7.75        13,621

Options:
 Granted                                        1,785,900          7.33-  23.83        15,346
 Exercised                                     (1,458,624)          .02-   6.25        (3,411)
 Canceled or expired                             (213,772)         2.42-   9.25        (1,057)
 .............................................................................................
Options outstanding at September 30, 1996       4,887,039           .02-  23.83        24,499
Options:
 Granted                                        1,548,201         20.83-  50.50        38,977
 Exercised                                     (1,560,279)          .02-  28.13        (5,652)
 Canceled or expired                              (71,412)         2.75-  28.92          (959)
 .............................................................................................
Options outstanding at September 30, 1997       4,803,549        $  .02-  50.50       $56,865
---------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." The Company used the Black-Scholes option pricing model to value stock options for pro forma presentation. The assumptions used to estimate the value of options under the various stock option plans and the shares under the Employee Stock Purchase Plan are as follows:


                                                                   Employee
                                         Stock Option           Stock Purchase
                                          Plan Shares             Plan Shares
                                     1997           1996     1997           1996
 .................................................................................
Average expected life (years)        5.45           5.45     0.50           0.50

Expected volatility                  0.55           0.55     0.55           0.55

Risk-free interest rate              5.81%          5.81%    5.50%          5.50%

Dividends                               -              -        -              -

Weighted average fair values       $14.14          $4.94   $10.26          $3.01

Pro forma compensation costs for fiscal 1997 and 1996 awards under the stock option and stock purchase plans recognized in accordance with SFAS No. 123 would reduce the Company's net income from $32.9 million ($0.86 per share) to $27.1 million ($0.71 per share) in fiscal 1997, and from $12.6 million ($0.42 per share) to $11 million ($0.36 per share) in fiscal 1996. Pro forma net income reflects only options granted and shares issued in fiscal 1997 and fiscal 1996. Because the pro forma compensation cost for the stock option program is recognized over the four-year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

1991 Employee Stock Purchase Plan

The Company's 1991 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors and approved by the shareholders effective December 11, 1991. A total of 1,500,000 shares of common stock has been reserved for issuance under the Purchase Plan. Under the Purchase Plan, eligible employees may purchase shares of the Company's common stock at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 20% of their compensation, including commissions and overtime, but excluding bonuses. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In fiscal 1997 and 1996, 71,208 and 161,115 shares, respectively, were issued under the Purchase Plan at average prices of $22.416 and $6.049. At September 30, 1997, 444,200 shares were reserved for future issuance.

Stock Warrants

In September and October 1991, the Company entered into a note and warrant financing pursuant to which 9% promissory notes in the aggregate amount of $3,000,000 were issued. Warrants issued in connection with the financing were exercisable at $6 per share and expired in October 1996. A total of 99,789 warrants were issued in connection with the financing. In fiscal 1996 and 1995, 2,564 and 6,909 such warrants were exercised for total proceeds of $15,000 and $41,000, respectively. No warrants were exercised in fiscal 1997. As of September 30, 1997, no warrants were outstanding.

NOTE 8 -- INCOME TAXES

Income tax expense consists of the following:


                           September 30,
                 1997            1996     1995
 ..............................................
                         (in thousands)
Current:
 Federal       $    -          $  300    $  60
 State            101             755       19
 Foreign            -             350        -
 ..............................................
               $  101          $1,405    $  79
----------------------------------------------
Deferred:

Federal        $3,018          $    -    $   -
 State            533               -        -
 ..............................................
               $3,551          $    -    $   -
 ..............................................
Total:
 Federal       $3,018          $  300    $  60
 State            634             755       19
 Foreign                          350
 ..............................................
               $3,652          $1,405    $  79
----------------------------------------------

The actual income tax expense differs from the expected tax expense computed by applying the federal corporate tax rate of 35% for the years ended September 30, 1997 and 1996, and 34% for the year ended September 30, 1995, to income before income taxes as follows:


                                                    September 30,
                                           1997         1996           1995
 ...............................................................................
                                                   (in thousands)
Federal income taxes at statutory rate          $ 12,790    $ 4,918    $ 539
State income taxes, net of federal benefit         2,146        755       19
Alternative minimum taxes                              -        300        -
Foreign income taxes                                   -        350        -

Research & development credits                      (700)         -        -
Adjustment for deferred tax assets for
 enacted changes in tax laws and rates              (479)         -        -
Reduction in valuation allowance                 (10,105)    (4,918)    (479)
 ...............................................................................
                                                $  3,652    $ 1,405    $  79
-------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets are summarized as follows (in thousands):


                                                    September 30,
                                                  1997        1996
 ................................................................................
Deferred tax assets:
 Net operating loss carryforwards             $ 22,626    $ 19,646
 Research & development tax credits              5,292       3,239
 Allowances and reserves                         2,229       1,257
 Accumulated depreciation & amortization         1,700       2,072
 Other                                               -         938
 ...............................................................................
   Total gross deferred tax assets              31,847      27,152
 Less valuation allowance                      (17,047)    (27,152)
 -------------------------------------------------------------------------------
   Net deferred tax assets                    $ 14,800    $      -
   -----------------------------------------------------------------------------

During fiscal 1997, the Company recognized tax benefits associated with employee stock options aggregating $18,400,000. Such benefits have been recorded directly to shareholders' equity. For financial reporting purposes, the Company recognized net operating loss carryforwards of $25,824,000 in 1997.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance for all deductible differences. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. In order to fully realize the net deferred tax assets, the Company will need to generate future taxable income of $37,000,000 prior to the expiration of net operating loss carryforwards, without consideration of tax benefits associated with employee stock options.

As of September 30, 1997, the Company had net operating loss carryforwards for federal and state income tax purposes of $60,466,000 and $15,734,000, respectively, which are available to offset future taxable income, if any, through 2009. Additionally, the Company had research and development tax credit carryforwards for federal and state income tax purposes of $3,028,000 and $1,448,000, respectively, which are available to offset future income taxes, if any, through 2010.


NOTE 9 -- SIGNIFICANT CUSTOMERS, CONCENTRATION OF CREDIT RISK AND SEGMENT INFORMATION

In fiscal 1997, three customers accounted for 22%, 20% and 12% of total revenues. In fiscal 1996, two customers accounted for 25% and 11% of total revenues. In fiscal 1995, two customers accounted for 19% and 17% of total revenues.

The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources. The Company's major customers who account for more than 10% of total revenues aggregated 44% and 37% of total trade receivables at September 30, 1997 and 1996, respectively.

Export revenues are summarized by geographic areas as follows (in thousands):


               1997      1996      1995
 .......................................

Europe      $ 6,452   $ 6,505   $ 3,968
Japan        24,102     7,972     8,211
Other         4,849     1,147       354
 .......................................
            $35,403   $15,624   $12,533
---------------------------------------

NOTE 10 -- RETIREMENT SAVINGS PLAN

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. The contributions are fully vested and nonforfeitable at all times. The Company does not make matching contributions under the plan.