Form 10-K405, Exhibit 13
period 1998-09-30
VITESSE SEMICONDUCTOR CORP
filed 1998-12-23
CIK 880446

                                                                    EXHIBIT 13.1

TABLE OF CONTENTS

letter to shareholders                                                         1

five-year selected financial data                                             10

quarterly results and stock market data                                       11

management's discussion and analysis of financial condition and results of
operations                                                                    12

independent auditors' report                                                  21

consolidated balance sheets                                                   22

consolidated statements of operations                                         23

consolidated statements of shareholders' equity                               24

consolidated statements of cash flows                                         25

notes to consolidated financial statements                                    26


letter to shareholders

December 1998

It is a pleasure to report to you that fiscal 1998 was our most successful year. We continued to build on our strategy to focus our efforts on developing the intellectual property expertise and the advanced process technology needed to be the dominant supplier of high-performance integrated circuits (ICs) for the communications and test equipment markets.

     Specific highlights for 1998 were:

     . Revenues exceeded $175 million, a 67% increase over the $105 million achieved in 1997.

     . Operating income grew to $57 million from $29 million in 1997, a 98% increase.

     . Earnings per share grew to $0.67 from $0.43 in 1997, a 56% increase, despite a twofold increase in the effective tax rate.

     . Bookings were strong throughout the year. Backlog grew to $103 million from $62 million.

     . We successfully brought on line the Pierre Lamond Wafer Fabrication
       Facility -our new plant in Colorado Springs.

In 1998, revenues increased by 67% over the prior year, principally from very strong growth in our focus markets of telecommunications, data communications and test equipment. Revenues increased sequentially by more than 10% each quarter, and with the output from the new fab in Colorado Springs we were able to make significant strides in meeting our customers' requirements.

The Colorado Springs facility is the world's first commercial six-inch GaAs wafer fab. We began construction of this facility in November 1996, completed the clean room by July 1997, and installed the initial equipment in September 1997. We started shipping the first products from this fab in March 1998 and are currently continuing the production ramp to meet the growing needs of our customers. With its current equipment set, the fab should be able to produce approximately $200 million per year in incremental revenue. With additional equipment and personnel, the capacity can be expanded to nearly $400 million. In addition to generating the added manufacturing capacity, the use of six-inch wafers and a very simple CMOS-like process and equipment set gives Vitesse a considerable cost advantage over any of the bipolar processes such as ECL or Silicon-Germanium. It is our goal to provide the highest performing technology at a cost-effective price.

As a result of the strong revenue growth, both gross margins and operating margins improved, resulting in a 98% increase in operating income and a 56% increase in income per share, year over year. Due to continued cost controls, operating expense grew at a rate lower than revenue, despite the addition of over 145 personnel at the Colorado Springs facility.

Communications   Over the last few years, Vitesse has become one of the dominant suppliers of physical layer ICs for high-performance optical fiber communication systems. Vitesse telecommunication products are principally used in SONET/SDH transmission systems. SONET/SDH is the international standard for high-speed fiberoptic transmission that is used in the communication infrastructure by both long-distance carriers and local operating companies. In 1998, SONET/SDH applications represented approximately 51% of the Company's revenue. Industry sources estimate that the market for physical layer SONET/SDH circuits will increase from approximately $275 million in 1998 to over $600 million in 2001. This growth is being driven by the need to add a nearly fivefold increase in system bandwidth to accommodate the explosion of digital data transmission resulting from increased use of the Internet, enterprise wide networking, remote access and dedicated data lines. The need for system bandwidth is being addressed in three ways: increased speed in each transmission channel, transmitting multiple channels on a single fiber by a technique called wavelength division multiplexing (WDM), and by installing additional fiber cables. Today, most systems utilize the 2.5 Gb/s standard (OC48, STM16), and initial shipments are being made with the 10 Gb/s standard (OC192, STM 48). These data rates are beyond the capability of conventional silicon CMOS technology and are a natural application where we can bring performance and cost-effectiveness through the use of our GaAs technology. The widespread adoption of WDM has enabled system operators to dramatically increase their system bandwidth without the need to bury additional fiber cables, which is a long and costly process. While WDM increases the bandwidth carried by each optical fiber by a factor of 8 to 120, it does not reduce the number of electronic components required. Instead, WDM has accelerated the growth of SONET/SDH demand by eliminating fiber installation as a growth limiter. We have instituted a number of actions to continue to grow our SONET business at a faster rate than the market as a whole. These include:

 .    Increasing revenue per port through the integration of other analog components that are used in conjunction with our traditional multiplexers and demultiplexers. This can nearly double our revenue per port while significantly reducing system costs. In 1998, we introduced the VSC 816x family of highly integrated products and began initial shipments in the September quarter.

 .    Stimulating the growth of 10 Gb/s (OC 192) systems by dramatically reducing both die and package costs. The VSC 8073 and VSC 8074 should sample in early fiscal 1999.

 .    Increasing the addressed market by leveraging our system-level expertise and intellectual property developed over the last 10 years to provide circuits for other levels of the system architecture. While these products will most likely be built using a state-of-the-art CMOS process, they will be used by many of our existing customers who have had to either develop or fund custom designs.

 .    Exploiting our unique highly integrated GaAs process technology to expand into other product segments of the communication IC market. In fiscal 1998, we sampled our first switching element IC that will enable a nearly tenfold improvement in performance for the same physical size switch. We plan to accomplish this by running each port of the switch at a 2.5 Gb/s data rate compared to 100-200 Mb/s in traditional CMOS implementations. The VSC 83x which sampled in fiscal 1998 is our first product in this area.

In 1998, we doubled our revenue in data communications markets. Datacom applications now account for 23% of revenue. This dramatic increase in revenue was a result of the production ramp in 1.06 Gb/s Fibre Channel products which are used in a wide variety of high-speed applications, including serial SCSI disk drives and disk arrays, backplanes in switches and routers and point-to-point data links. In addition to Fibre Channel, 1998 saw a continuation in the growth of Asynchronous Transfer Mode (ATM), 1000T Ethernet (Gigabit Ethernet) and a number of datacom-oriented optoelectronic products.

We believe that ATM and Gigabit Ethernet will become the leading high-performance private and Internet-related protocols over the next four years. To support these markets, we introduced 18 new products in 1998. Among the new products introduced were: a 4-channel 1.25 Gb/s backplane interconnect chip (VSC
7215), a 622 Mb/s ATM transceiver (VSC 8114), a 3.3V optical receiver for Gigabit Ethernet (VSC 7809), a 2.5 Gb/s Mux/Demux Section Terminator chipset for ATM/SDH/SONET applications (VSC 8025/VSC 8026) and a gigabit interconnect for high-speed backplanes (VSC 7211).

In datacom applications there is a need for a great variety of application specific standard products to address the time-to-market needs of the equipment suppliers. Our focus is to work closely with major equipment suppliers so that we can bring these products to market in a timely fashion.

TEST EQUIPMENT   Our Automatic test equipment (ate) business grew rapidly in
1998 despite a downturn in ate capital purchases. We accomplished this by continuing to gain market share at the expense of bipolar silicon by offering products with higher speed, higher levels of integration, lower cost, and the ability to combine logic, SRAM and analog functions. Moreover, trends in new memory standards (RAMBUS) have opened up new applications that formerly did not need the performance Vitesse provides.

the softness in ATE equipment spending will continue in fiscal 1999. while we anticipate that our ate business will continue to grow, we do not expect it to grow at the rapid pace of the past two years. To expand our opportunities we have introduced our first standard products in ATE. These products are designed for applications that may not require the higher performance provided by custom designs and which cannot afford the longer design cycles and higher costs associated with custom solutions.

MANUFACTURING   The single most important competitive advantage in the markets we serve is our ability to manufacture very complex, very high-speed ICS using GaAs as the semiconducting material. The Vitesse GaAs technology is based on conventional CMOS equipment and techniques instead of the more common RF GaAs technology used in low complexity circuits principally for wireless applications. Over the past 10 years, our technology has matured and by exploiting the advances made in CMOS equipment and technology, it has enabled us to achieve a substantial cost and performance advantage over any of the older and obsolete (at least for VLSI digital and mixed signal applications) silicon bipolar technologies, which suffer from greater manufacturing complexity, larger die size and higher power. The addition of our six-inch fab in Colorado Springs only extends this advantage.

This Class 1 fab will further improve our competitive position through the use of six-inch wafers compared to four-inch wafers used in our Camarillo facility. Six-inch wafers will more than double the number of available die per wafer thereby significantly decreasing die costs. Moreover, the equipment used in Colorado Springs is state-of-the-art silicon equipment, which will be capable of supporting 0.25 micron or better design rules. this will allow future products and selected current products to have a smaller die size and thus more available die per wafer.

BALANCE SHEET IMPROVEMENT in 1998, we continued to improve our balance sheet through management of inventory and accounts receivable. in addition, we generated over $51 million in cash from operations. We ended 1998 with $162 million in cash and investments, an increase of $6.5 million over 1997, despite the significant Investment in our Colorado Springs facility.

SUMMARY in 1998, we exceeded our growth level in 1997, continuing the strategy set forth in the 1994 Annual Report. While it is impossible to predict every opportunity that might arise, we believe we have selected outstanding growth opportunities that are well matched to our technology and expertise.

Moreover, our employees have continued to focus on making Vitesse a leading supplier of high-performance circuits for communications and instrumentation. We greatly appreciate your support and remain fully committed to making Vitesse an outstanding company and an outstanding investment.


LOUIS R. TOMASETTA

President

Chief Executive Officer
five-year selected financial data

                                                                Year Ended September 30,
                                               1998         1997         1996       1995        1994
---------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)
Operating Results
 Revenues                                  $175,082     $104,850     $ 66,046    $42,882    $35,581
 Income (loss) from operations               56,756       28,662       13,432      2,788     (3,233)
 Net income (loss)                           52,873       32,888       12,645      1,507     (4,141)
 Net income (loss) per share - diluted         0.67         0.43         0.21       0.03      (0.09)
Balance Sheet
 Cash and short-term investments            162,294      155,844       52,436      6,315      5,171
 Working capital                            215,309      177,468       70,215     17,889     14,644
 Total assets                               368,411      292,280      100,416     42,111     39,496
 Long-term debt, less current portion             -            -          406      5,518      6,029
 Net shareholders' equity                   340,688      265,102       88,370     25,000     21,517

quarterly results and stock market data [unaudited]

                                                 First     Second      Third     Fourth       Total
                                                Quarter    Quarter    Quarter    Quarter       Year
-------------------------------------------------------------------------------------------------------
(in thousands except stock price and per share amounts)
Fiscal Year 1998
Revenues                                         $34,701    $40,212    $46,108    $54,061    $175,082
 Net income                                       10,379     12,056     13,927     16,511      52,873
 Net income per share - diluted (A)                 0.13       0.15       0.18       0.21        0.67
 Common stock price range (B):
  High                                             26.06      25.44      30.88      36.31       36.31
  Low                                              16.44      18.59      23.11      23.38       16.44
Fiscal Year 1997
 Revenues                                        $21,832    $24,562    $27,607    $30,849    $104,850
 Net income                                        6,003      7,782      8,955     10,148      32,888
 Net income per share - diluted (A)                 0.09       0.10       0.12       0.13        0.43
 Common stock price range (B):
  High                                             16.59      18.29      18.50      26.94       26.94
  Low                                              10.42      11.25      13.75      16.07       10.42
Fiscal Year 1996
Revenues                                         $14,022    $15,628    $17,274    $19,122    $ 66,046
 Net income                                        1,778      2,562      3,788      4,517      12,645
 Net income per share - diluted (A)                 0.04       0.05       0.06       0.07        0.21
 Common stock price range (B):
  High                                              4.63       5.28      11.29      14.38       14.38
  Low                                               3.54       3.46       6.00       7.00        3.46

(A) Net income per share computations for each quarter are independent and may not add to the net income per share computation for the year.

(B) The Company's common stock is traded on the Nasdaq National Market System under the symbol VTSS. At September 30, 1998, there were approximately 758 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq National Market System. All share and per share data for all periods presented have been adjusted to reflect a 2 for 1 stock split of the common stock that was effected on May 26, 1998, and a 3 for 2 stock split of the common stock that was effected on February 28, 1997. The Company has never paid cash dividends and has no present plans to do so. The Company's bank line of credit agreement and synthetic lease agreements prohibit the payment of dividends without the banks' consent. See Notes 5 and 11 of Notes to Consolidated Financial Statements.

management's discussion and analysis of financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and
Section 21E of the Exchange Act that involve risks and uncertainties. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors Affecting Future Operating Results."

Overview

The Company is a leader in the design, development, manufacturing and marketing of digital GaAs ICs. The Company's target customers are systems manufacturers in the telecommunications, data communications and automatic test equipment (ATE) markets. As a result of the deployment of communications standards such as SONET/SDH, ATM, Fibre Channel and Gigabit Ethernet as well as other advances, there has been growing demand for high-performance ICs to meet the increasingly rigorous standards of the telecommunications and data communications industries. The requirements for high-performance ICs in the ATE industry have also become more stringent in order to meet testing requirements of increasingly faster and more complex ICs. In fiscal 1998, sales of telecommunications, data communications and ATE products represented 51%, 23% and 26%, respectively, of the Company's total revenues.

The Company generates both production revenues and development revenues. Production revenues are generally recognized upon shipment of the product, and costs associated with production are included in cost of revenues. Development revenues are much less significant and are generally recognized upon attainment of milestones established under customer contracts, such as the release or shipment of the Company's cell library or design tools, the release by the customer of a design net list or design tape and the Company's shipment of prototype ICs. The majority of costs associated with development revenues, including prototype fabrication costs, are included in cost of revenues, and the remaining portion is expensed as engineering, research and development expenses. The Company believes such revenues will continue to decline as a percentage of total revenues in the foreseeable future.

The Company has focused its sales efforts on a relatively small number of systems manufacturers who require high-performance ICs. Sales to the Company's 10 largest customers represented approximately 69%, 77% and 75% of total revenues in fiscal 1998, 1997 and 1996, respectively.

As of September 30, 1998, the Company had $22.5 million and $10.0 million of federal and state net operating loss carryforwards, respectively, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. Based on historical results of operations, estimated future taxable income and other factors, management believes that it is more likely than not that the tax benefits associated with such loss carryforwards will be realized, and therefore the Company has eliminated the valuation allowance for all deductible differences. In 1997 and 1998, recognition of the Company's net operating loss carryforward benefits resulted in relatively low effective income tax rates for the Company. This reduction of the available future benefit related to these net operating loss carryforwards will result in the Company experiencing higher effective income tax rates in fiscal 1999 and thereafter. See Note 8 of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth statements of operations data of the Company expressed as a percentage of total revenues for the fiscal years indicated:

                                                                           Year Ended September 30,
                                                                     1998            1997          1996
Revenues                                                            100.0%          100.0%        100.0%
------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of revenues                                                    39.6            43.4          48.1
 Engineering, research and development                               16.0            16.0          16.7
 Selling, general and administrative                                 12.0            13.2          14.9
------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                          67.6            72.7          79.7
------------------------------------------------------------------------------------------------------------
Income from operations                                               32.4            27.3          20.3
Other income, net                                                     5.3             7.5           0.9
------------------------------------------------------------------------------------------------------------
Income before income taxes                                           37.7            34.8          21.3
Income taxes                                                          7.5             3.5           2.1
Net income                                                           30.2%           31.4%         19.1%
------------------------------------------------------------------------------------------------------------

Year Ended September 30, 1998, as Compared to Year Ended September 30, 1997

Revenues   Revenues in fiscal 1998 were $175.1 million, a 67% increase over the
$104.9 million recorded in fiscal 1997. The increase in total revenues was due to an increase in production revenues as a result of the growth in shipments to customers in the communications and ATE markets.

Cost of Revenues   Cost of revenues as a percentage of total revenues in fiscal
1998 was 39.6% compared to 43.4% in fiscal 1997. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of the Camarillo wafer fabrication facility, as well as improved manufacturing yields, partially offset by an increase in per unit costs associated with the Colorado facility which did not start volume production until the third quarter of fiscal 1998.

Engineering, Research and Development   Engineering, research and development
expenses were $27.9 million in fiscal 1998 compared to $16.8 million in fiscal 1997. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. The Company's engineering, research and development costs are expensed as incurred. The Company intends to continue to increase the dollar amount of engineering, research and development expenses in the future. As a percentage of total revenues, engineering, research and development expenses were 16% in fiscal 1998 and 1997.

Selling, General and Administrative   Selling, general and administrative
expenses were $21.1 million in fiscal 1998 compared to $13.9 million in fiscal 1997. The increase was principally due to increased headcount, higher commissions earned by sales representatives resulting from increased sales, and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 12.0% in fiscal 1998 from 13.2% in fiscal 1997 primarily as a result of the Company's revenues growing faster than these expenses.

Other Income, Net   Other income consists of interest income, net of interest
and other expenses. Other income increased to $9.2 million in fiscal 1998 from $7.9 million in fiscal 1997 due to a higher average cash, short-term investments and long-term deposit balances in fiscal 1998 as compared to fiscal 1997 resulting primarily from the Company's equity offering in November 1996.

Income Taxes   The Company recorded a provision for income taxes in the amount of $13.1 million in fiscal 1998 and $3.7 million in fiscal 1997, representing an effective tax rate of 20% and 10%, respectively. The Company expects its effective tax rate to increase significantly in fiscal 1999 as a result of utilization in previous years of available net operating loss carryforwards.

Net Operating Loss Carryforwards   As of September 30, 1998, the Company had
federal net operating loss carryforwards of approximately $22.5 million, state net operating loss carryforwards of approximately $10.0 million and federal and state research and development tax credits of approximately $3.6 million and $1.4 million, respectively. The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).

Year Ended September 30, 1997, as Compared to Year Ended September 30, 1996

Revenues   Revenues in fiscal 1997 were $104.9 million, a 59% increase over the
$66.0 million recorded in fiscal 1996. The increase in revenues was due to an increase in production revenues as a result of the growth of shipments to customers in the data communications, telecommunications and ATE markets.

Cost of Revenues   Cost of revenues as a percentage of total revenues in fiscal
1997 was 43.4% compared to 48.1% in fiscal 1996. The decrease in cost of revenues as a percentage of total revenues resulted from a reduction in per unit costs associated with increased production as well as increased manufacturing yields at the Camarillo manufacturing facility.

Engineering, Research and Development Engineering, research and development expenses were $16.8 million in fiscal 1997 compared to $11.0 million in fiscal 1996. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. As a percentage of total revenues, engineering, research and development expenses declined to 16.0% in fiscal 1997 from 16.7% in fiscal 1996 due primarily to the Company's revenues growing faster than these expenses.

Selling, General and Administrative   Selling, general and administrative
expenses were $13.9 million in fiscal 1997 compared to $9.8 million in fiscal 1996. This increase was principally due to increased headcount, salary increases, higher commissions resulting from increased sales and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 13.2% in fiscal 1997 from 14.9% in fiscal 1996 primarily as a result of the Company's revenues growing faster than these expenses.

Other Income, Net Other income consists of interest income, net of interest and other expenses. Other income increased to $7.9 million in fiscal 1997 from $0.6 million in fiscal 1996 due to a higher average cash balance in fiscal 1997 as compared to fiscal 1996 resulting primarily from the Company's equity offerings in March 1996 and November 1996.

Income Taxes   The Company recorded a provision for income taxes in the amount of $3.7 million in fiscal 1997 and $1.4 million in fiscal 1996.

Liquidity and Capital Resources

Operating Activities   The Company generated $51.0 million, $55.2 million and
$16.7 million from operating activities in fiscal 1998, 1997 and 1996, respectively.

Investing Activities   Capital expenditures, primarily for manufacturing and
test equipment, were $29.7 million, $30.7 million and $11.0 million in fiscal 1998, 1997 and 1996, respectively.

As a result of increased demand for its products, the Company has been increasing capacity at its Camarillo plant. Additionally, during the current fiscal year the Company purchased manufacturing equipment in order to begin volume production of six-inch wafers at its wafer fabrication facility in Colorado Springs. Consequently, the Company incurred a significant increase in capital expenditures in fiscal 1998 and 1997. The majority of the costs associated with the Colorado Springs facility was financed through three operating lease transactions. See Note 11 of Notes to Consolidated Financial Statements. The Company intends to continue investing in new manufacturing, test and engineering equipment.

Financing Activities   In fiscal 1998, the Company generated $8.3 million of
cash from financing activities consisting of $8.5 million of proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans, partially offset by $0.3 million in repayments of debt obligations. In fiscal 1997, the Company generated $124.5 million of cash from financing activities consisting of $125.4 million of proceeds from the issuance and sale of common stock in the Company's public offering in November 1996 and proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans partially offset by $0.9 million in repayments of debt obligations.

The Company has an agreement with a bank for a revolving line of credit which expires on January 5, 1999. The maximum amount available under the revolving line of credit is $12.5 million. The interest rate on borrowings under this revolving line of credit is equal to the bank's prime rate. See Note 5 of Notes to Consolidated Financial Statements.

Management believes that the Company's cash and cash equivalents, short-term investments, cash flow from operations and revolving line of credit agreement are adequate to finance its planned growth and operating needs for the next 12 months.

In 1998, the Company entered into an operating lease transaction providing for the financing of $10 million for the acquisition of certain test equipment. Payments under this lease began in fiscal 1998. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility and equipment. See Note 11 of Notes to Consolidated Financial Statements.


Impact of Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has determined that the impact of adopting the standard will not be material to the financial position or results of operations of the Company.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting of operating segment information in annual financial statements and in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Adoption of this standard will result only in additional disclosures.

Factors Affecting Future Operating Results

Customer and Industry Concentration   The Company is, and intends to continue,
focusing its sales efforts on a relatively small number of companies in the telecommunications, data communications and ATE markets that require high-performance ICs. Certain of these companies are also competitors of Vitesse. In fiscal 1998, two customers accounted for 23% and 15% of total revenues.

Variability of Quarterly Results   The Company's quarterly results of operations
have varied significantly in the past and may continue to do so in the future. These variations have been due to a number of factors, including the loss of major customers, variations in manufacturing yields, the timing and level of new product and process development costs, changes in inventory levels, changes in the type and mix of products being sold, changes in manufacturing capacity and variations in the utilization of this capacity, and customer design changes, delays or cancellations. From time to time, the Company has also incurred significant new product and process development costs due to the Company's policy of expensing costs as incurred relating to the manufacture of new products and the development of new process technologies. There can be no assurance that the Company will not incur such charges or experience revenue declines in the future.

Manufacturing Capacity Limitations; New Production Facility   During 1998, the
Company began volume commercial production at its six-inch wafer fabrication facility in Colorado Springs, Colorado. The facility includes a 10,000-square-foot Class 1 clean room with capacity for future expansion to 15,000 square feet. The successful continued operation of the new wafer fabrication facility, as well as the Company's overall production operations, will be subject to numerous risks. The Company has limited experience with the operation of equipment or the processes involved in producing finished six-inch wafers. The Company does not have excess production capacity at its Camarillo facility to offset any failure of the new facility to meet planned production goals. As a result of these and other factors, the failure of the Company to continue successful operation of the new wafer fabrication facility could have a material adverse effect on its business, operating results or financial condition. The Company will also have to effectively coordinate and manage the Colorado Springs and Camarillo facilities to successfully meet its overall production goals. The Company has limited experience in coordinating and managing full-scale production facilities that are located at different sites. The failure to successfully coordinate and manage the two sites could adversely affect the Company's overall production and could have a material adverse effect on its business, operating results or financial condition.

Competition   The high-performance semiconductor market is highly competitive and subject to rapid technological change, price erosion and heightened international competition. The communications and ATE industries, which are primary target markets for the Company, are also becoming intensely competitive because of deregulation and heightened international competition, among other factors. The Company currently competes against other GaAs fabrication operations of systems companies, such as Rockwell, and Silicon IC manufacturers employing ECL and BiCMOS technologies such as Fujitsu, Hewlett-Packard, Motorola, National Semiconductor, Texas Instruments and Applied Micro Circuits Corporation. Many of these companies have significantly greater financial, technical, manufacturing and marketing resources than the Company. In addition, in lower-frequency applications, the Company faces increasing competition from CMOS-based products, particularly as the performance of such products continues to improve.

Competition in the Company's markets for high-performance ICs is primarily based on price/performance, product quality and the ability to deliver products in a timely fashion. Some prospective customers may be reluctant to adopt Vitesse's products because of perceived risks relating to GaAs technology. In addition, product qualification is typically a lengthy process and certain prospective customers may be unwilling to invest the time or incur the costs necessary to qualify suppliers such as the Company. Prospective customers may also have concerns about the relative speed, complexity and power advantages of the Company's products compared to more familiar ECL or BiCMOS semiconductors or about the risks associated with relying on a relatively small company for a critical sole-sourced component.

Asian Economic Issues The Company's international business is subject to risks customarily encountered in foreign operation, including the recent financial turmoil in Asia. Although management believes the financial turmoil in Asia will not have a material impact on the financial statements, there can be no assurance that the Company will not be affected by such economic issues in Asia.

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

Dependence on Third Parties   The Company depends on third parties for
performing certain processes and providing a variety of components and materials necessary for the production of its H-GaAs ICs. A majority of the Company's ICs are packaged in plastic by third parties since the Company has no internal capability to perform such plastic packaging. The balance of the Company's ICs are packaged in its Camarillo facility using customized ceramic packaging which is presently sole sourced. Other components and materials for H-GaAs ICs are available from only a limited number of sources. The inability to obtain sufficient sole- or limited-source services or components as required could result in delays or reductions in product shipments which could adversely affect the Company's business, operating results and financial condition.

Variability of Manufacturing Yields   The Company's manufacturing yields vary
among products, depending on a particular IC's complexity and the Company's experience in manufacturing it. Historically, the Company has experienced difficulties achieving acceptable yields on some ICs, which has resulted in shipment delays. The Company's overall yields are lower than yields experienced in a silicon process because of the large number of different products manufactured in limited volume and because the Company's H-GaAs process technology is significantly less developed. The Company expects that many of its current and future products may never be produced in volume.

Regardless of the process technology used, the fabrication of semiconductors is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional.

Because the majority of the Company's costs of manufacturing are relatively fixed, maintenance of the number of shippable die per wafer is critical to the Company's results of operations. Yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. As most work-in-process inventory consists of wafers at various stages of fabrication, the Company estimates yields per wafer in order to estimate the value of inventory. If yields are materially different from projected, work-in-process inventory may need to be revalued. There can be no assurance that the Company will not suffer periodic yield problems in connection with new or existing products, which could cause the Company's business, operating results and financial condition to be materially adversely affected.

Environmental Regulations   The Company is subject to a variety of federal,
state and local government regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines on the Company, the suspension of production or cessation of operations. In addition, such regulation could restrict the Company's ability to expand its operations at its present locations or could require the Company to acquire costly equipment or to incur other significant expenses to comply with governmental regulations or to clean up prior discharges.

Management of Growth   The management of the Company's growth requires qualified
personnel and systems. In particular, the operation of the Company's wafer fabrication facility in Colorado Springs and its integration with the Company's Camarillo facility require significant management, technical and administrative resources. There can be no assurance that the Company will be able to manage its growth or effectively integrate its Colorado Springs wafer fabrication facility, and failure to do so could have a material adverse effect on the Company's business, operating results or financial condition.

Dependence on Key Personnel   The Company's success depends in part upon
attracting and retaining the services of its managerial and technical personnel. The competition for qualified personnel is intense. There can be no assurance that the Company can retain its key managerial and technical employees or that it can attract, assimilate or retain other skilled technical personnel in the future, and failure to do so could have a material adverse effect on the Company's business, operating results or financial condition.

Year 2000   The "Year 2000 Problem" is the result of computer programs being written using two digits rather than four to define the applicable year. This can affect both information technology (IT) and non-IT systems, as non-IT systems typically include embedded technology such as microcontrollers.

The Company is evaluating and addressing Year 2000 issues associated with its IT and non-IT systems. Many of the IT and non-IT systems are compliant. 'ther systems, which have been identified as noncompliant, are planned to be replaced or upgraded. Certain non-IT systems in Vitesse's manufacturing facility have not been fully evaluated for Year 2000 compliance. The Company anticipates that remediation and testing will be substantially complete not later than July 1999 at a cost not material to the consolidated financial statements.

The Company's products have no specific date functions or date dependencies and will operate according to specifications through the Year 2000 date rollover and thereafter.

The Company may also be affected by customer or supplier Year 2000 issues. The Company is contacting critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are Year 2000 compliant, or to monitor their progress toward Year 2000 compliance.

Management believes that Year 2000 issues will not materially impact the Company's business, operating results or financial condition. The most reasonably likely worst case would be minor delays in production and shipments. The Company has not yet fully developed contingency plans to address any failure of its Year 2000 risk assessment plan to identify and fully remediate any significant risk to its ongoing operations. Development of contingency plans is in progress and will be completed by July 1999.

Independent auditors' report

The Board of Directors and Shareholders

Vitesse Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Los Angeles, California
October 14, 1998
consolidated balance sheets

September 30, 1998 and 1997                                                       September 30,
(in thousands, except share data)                                              1998           1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                     $ 70,684       $ 97,358
 Short-term investments                                                          91,610         58,486
 Accounts receivable, net of allowance for doubtful accounts
   of $1,000 in 1998 and 1997                                                    39,953         21,072
 Inventories, net                                                                16,795         11,809
 Prepaid expenses                                                                 3,008          1,121
 Deferred tax assets, net                                                        20,982         14,800
---------------------------------------------------------------------------------------------------------
   Total current assets                                                         243,032        204,646
   ------------------------------------------------------------------------------------------------------
Property and equipment, net                                                      56,455         41,684
Restricted long-term deposits                                                    68,704         45,556
Other assets                                                                        220            394
---------------------------------------------------------------------------------------------------------
                                                                               $368,411       $292,280
   ------------------------------------------------------------------------------------------------------

Liabilities And Shareholders' Equity
Current liabilities:
 Accounts payable                                                              $ 13,898       $ 19,758
 Accrued expenses and other current liabilities                                  13,680          7,017
 Capital lease obligations and term loans                                           145            403

 Total current liabilities                                                       27,723         27,178
 --------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
 Preferred stock, $.01 par value. Authorized 10,000,000 shares; none issued
   or outstanding                                                                     -              -
 Common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 73,788,136 and 71,827,476 shares at September 30, 1998
   and 1997, respectively                                                           738            718
 Additional paid-in capital                                                     299,503        276,810
 Retained earnings (accumulated deficit)                                         40,447        (12,426)
---------------------------------------------------------------------------------------------------------
   Net shareholders' equity                                                     340,688        265,102
   ------------------------------------------------------------------------------------------------------
                                                                               $368,411       $292,280
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

consolidated statements of operations
Years ended September 30, 1998, 1997 and 1996                        Years ended September 30,
(in thousands, except per share data)                             1998          1997         1996
Revenues                                                        $175,082      $104,850      $66,046
-----------------------------------------------------------------------------------------------------

Costs and expenses:
 Cost of revenues                                                 69,352        45,500       31,792
 Engineering, research & development                              27,915        16,804       11,045
 Selling, general & administrative                                21,059        13,884        9,777
 ----------------------------------------------------------------------------------------------------
   Total costs and expenses                                      118,326        76,188       52,614
   --------------------------------------------------------------------------------------------------

Income from operations                                            56,756        28,662       13,432

Other income, net                                                  9,195         7,878          618
-----------------------------------------------------------------------------------------------------

Income before income taxes                                        65,951        36,540       14,050
Income taxes                                                      13,078         3,652        1,405

Net income                                                      $ 52,873      $ 32,888      $12,645
-----------------------------------------------------------------------------------------------------
Net income per share:
 Basic                                                          $   0.73      $   0.48      $  0.24
 Diluted                                                        $   0.67      $   0.43      $  0.21
 ----------------------------------------------------------------------------------------------------

Shares used in per share computations:
 Basic                                                            72,711        68,390       52,151
 Diluted                                                          79,219        75,703       59,613
 ----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

consolidated statements of shareholders' equity

                                                                                                      Retained
                                                                                      Additional      Earnings             Net
Years ended September 30, 1998, 1997 and 1996                      Common Stock          Paid-in  (Accumulated   Shareholders'
(in thousands, except share data)                               Shares       Amount      Capital       Deficit)         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, October 1, 1995                                        46,529,274     $465    $ 82,494       $(57,959)       $ 25,000
Exercise of stock options                                        2,917,248       29       3,382              -           3,411
Exercise of warrants                                               170,830        2          13              -              15
Shares issued under Employee
 Stock Purchase Plan                                               322,230        3         972              -             975
Issuance of common stock,
 net of expenses                                                 8,280,000       83      46,241              -          46,324
Net income                                                               -        -           -         12,645          12,645
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996                                     58,219,582      582     133,102        (45,314)         88,370
Exercise of stock options                                        3,120,558       31       5,621              -           5,652
Shares issued under Employee
 Stock Purchase Plan                                               142,416        1       1,596              -           1,597
Issuance of common stock,
 net of expenses                                                10,350,000      104     118,094              -         118,198
Repurchase of fractional shares
 related to stock split                                             (5,080)       -          (3)             -              (3)
Tax benefit of disqualifying
 dispositions                                                            -        -      18,400              -          18,400
Net income                                                               -        -           -         32,888          32,888
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1997                                     71,827,476      718     276,810        (12,426)        265,102
Exercise of stock options                                        1,843,297       19       6,258              -           6,277
Shares issued under Employee
 Stock Purchase Plan                                               117,363        1       2,239              -           2,240
Tax benefit of disqualifying
 dispositions                                                            -        -      14,196              -          14,196
Net income                                                               -        -           -         52,873          52,873

Balance, September 30, 1998                                     73,788,136     $738    $299,503       $ 40,447        $340,688
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

Years ended September 30, 1998, 1997 and 1996                            Years ended September 30,
(in thousands)                                                         1998         1997        1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                           $ 52,873   $  32,888   $ 12,645
 Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation                                                       14,900       6,938      4,973
     Deferred tax assets                                                 8,010       3,600          -
 Changes in assets and liabilities:
     Receivables, net                                                  (18,881)     (2,453)    (5,889)
     Inventories, net                                                   (4,986)     (1,850)       (64)
     Prepaid expenses                                                   (1,887)       (280)      (299)
     Other assets                                                          174         275         98
     Accounts payable                                                   (5,860)     13,027      3,178
     Accrued expenses and other current liabilities                      6,664       3,039      2,094
     -------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                       51,007      55,184     16,736
        ----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
 Short-term investments                                                (33,124)    (58,486)         -
 Restricted long-term deposits                                         (23,148)    (45,556)         -
 Capital expenditures                                                  (29,671)    (30,730)   (11,003)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                            (85,943)   (134,772)   (11,003)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
 Principal payments under capital lease obligations and term loans        (255)       (934)    (7,632)
 Proceeds from term loans                                                    -           -        245
 Repayments of short-term borrowings                                         -           -     (2,950)
 Net proceeds from issuance of common stock                              8,517     125,444     50,725
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                          8,262     124,510     40,388
      ------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                   (26,674)     44,922     46,121
Cash and cash equivalents at beginning of year                          97,358      52,436      6,315
Cash and cash equivalents at end of year                              $ 70,684   $  97,358   $ 52,436
------------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information
 Cash paid during the year for:
   Interest                                                           $     35   $     165   $    656

   Income taxes                                                       $  1,703   $     296   $    347
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

notes to consolidated financial statements

Note 1 - The Company and Its Significant Accounting Policies

Description of Business Vitesse Semiconductor Corporation was incorporated under the laws of Delaware on February 3, 1987. Vitesse Semiconductor Corporation is a leader in the design, development, manufacturing and marketing of digital GaAs ICs.

Principles of Consolidation The consolidated financial statements include the accounts of Vitesse Semiconductor Corporation and its wholly-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Cash Equivalents and Short-term Investments The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and short-term investments are principally composed of money market accounts and obligations of the U.S. government and its agencies. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.
115), the Company classifies its securities included under short-term investments as held-to-maturity securities, which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of September 30, 1998 and 1997, carrying value was substantially the same as market value.

Inventories Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). Costs associated with the manufacture of a new product are charged to engineering, research and development expense as incurred until the product is proven through testing and acceptance by the customer. Inventories are shown net of a valuation reserve of $4,155,000 and $3,121,000 at September 30, 1998 and 1997, respectively.

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

Computation of Net Income per Share In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share and became effective for both interim and annual periods ending after December 15, 1997. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been restated to conform to the SFAS No. 128 requirements.

The reconciliation of shares used to calculate basic and diluted income per share consists of the following (in thousands):

                                                    1998    1997    1996
--------------------------------------------------------------------------------
Shares used in basic per share computations -
 weighted average shares outstanding               72,711  68,390  52,151
Net effect of dilutive common share equivalents
 based on treasury stock method                     6,508   7,313   7,462
--------------------------------------------------------------------------------
Shares used in diluted per share computations      79,219  75,703  59,613

Options to purchase 26,745 and 61,836 shares were outstanding at September 30, 1998 and 1997, respectively, but were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

Financial Instruments The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's carrying value of cash equivalents, short-term investments, restricted long-term deposits, accounts receivable, accounts payable, accrued expenses, capital lease obligations and term loans approximates fair value because the instrument has a short-term maturity or because the applicable interest rates are comparable to current borrowing rates of those instruments.

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

Accounting for Stock Options In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options. The Company has elected to continue to measure and to recognize compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to adopt the disclosure-only requirements of Statement No. 123.

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

On April 22, 1998, the Company's Board of Directors announced a 2 for 1 stock split of the common stock effected in the form of a stock dividend to shareholders of record as of May 4, 1998. On January 29, 1997, the Company's Board of Directors announced a 3 for 2 stock split of the common stock effected in the form of a stock dividend to shareholders of record as of February 12, 1997. Accordingly, historical share and per share amounts have been restated to reflect retroactively the stock splits.


Note 2 - Inventories

Inventories consist of the following:

                                                                                            September 30,
                                                                                        1998           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           (in thousands)
Raw materials                                                                            $ 2,949      $ 2,421
Work in process                                                                           10,561        6,762
Finished goods                                                                             3,285        2,626

                                                                                         $16,795      $11,809
------------------------------------------------------------------------------------------------------------------------------------

Note 3 - Property and Equipment

Property and equipment, stated at cost, are summarized as follows:

                                                                                               September 30,
                                                                                           1998           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              (in thousands)
Machinery and equipment                                                                    $71,155        $53,807
Furniture and fixtures                                                                       1,424            747
Computer equipment                                                                          14,580         10,652
Leasehold improvements                                                                       6,880          4,423
Land                                                                                         1,039              -
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             95,078        69,629
Less accumulated depreciation                                                                38,623        27,945

                                                                                            $56,455       $41,684
------------------------------------------------------------------------------------------------------------------------------------

Included in property and equipment are items not yet placed in service of $5,140,000 and $17,688,000 as of September 30, 1998 and 1997, respectively.

Note 4 - Term Loans

The Company has various equipment term loans totaling $145,000 at September 30, 1998, bearing interest rates between 9% and 10% per annum payable in monthly installments through fiscal 1999.

Note 5 - Revolving Line of Credit

The Company has a $12,500,000 revolving line of credit agreement with a bank, which expires in January 1999. The agreement provides for interest to be paid monthly at the bank's prime rate (8.5% on September 30, 1998). The Company must adhere to certain requirements and provisions to be in compliance with the terms of the agreement and is prohibited from paying dividends without the consent of the bank. As of September 30, 1998 and 1997, no amounts were outstanding under the line of credit.


Note 6 - Accrued Expenses

Accrued expenses consist of the following:

                                                            September 30,
                                                         1998           1997
--------------------------------------------------------------------------------
                                                           (in thousands)
Accrued vacation                                         $ 1,231        $  756
Accrued salaries, wages and bonuses                        3,661         3,156
Accrued income taxes                                       4,199           825
Other                                                      4,589         2,280
                                                         $13,680        $7,017
--------------------------------------------------------------------------------

Note 7 - Shareholder's Equity

Preferred Stock In fiscal 1991, the Board of Directors authorized 10,000,000 shares of undesignated preferred stock. The Company has no present plans to issue any of this preferred stock.

Common Stock In 1998, the Company's shareholders approved an increase in the number of authorized shares of common stock from 50,000,000 to 100,000,000.

Stock Option Plans The Company currently has three stock option plans in place: the 1987 Stock Option Plan, the 1989 Stock Option Plan and the 1991 Stock Option Plan (collectively referred to as the "Plans"). The 1987 Stock Option Plan expired in fiscal 1997 and consequently no additional options are available for grant from this plan.

The 1989 Plan was adopted by the Board of Directors in April 1989 and approved by the shareholders in April 1990. Pursuant to the 1989 Plan, 1,750,000 shares of the Company's common stock were reserved for issuance.

The 1991 Plan was adopted by the Board of Directors and approved by the shareholders in August 1991. Pursuant to the 1991 Plan the number of shares reserved under the Plan automatically increases by a number of shares equal to 3.5% of the Company's common stock outstanding at the end of each fiscal year.

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

The exercise price of all incentive and nonstatutory stock options granted under the Plans must be at least equal to the fair market value of the shares of common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and, in the case of the 1991 Plan, the maximum term of such options must not exceed five years. The term of all other options under the 1991 Plan and all options under the 1987 Plan and 1989 Plan may not exceed 10 years.

Under the 1987 Plan, the 1989 Plan and the 1991 Plan, as of September 30, 1998, options to purchase an aggregate of 10,228,735 shares had been exercised, options to purchase an aggregate of 10,294,601 shares were outstanding at a weighted average exercise price of $10.19 per share and 191,812 shares (which increased to 2,774,396 effective October 1, 1998, pursuant to the terms of the 1991 Plan) remained available for future grant. Of the 10,294,601 options outstanding, 1,562,914 options were vested and exercisable under the Plans pursuant to incentive stock options and 989,906 options were vested and exercisable pursuant to nonstatutory stock options.

1991 Directors' Stock Option Plan The 1991 Directors' Stock Option Plan (the Directors' Plan) was adopted by the Board of Directors and approved by the shareholders in August 1991. Pursuant to the Directors' Plan, 1,200,000 shares have been reserved for issuance. As of September 30, 1998, 1,005,000 options had been granted under the Directors' Plan; 559,200 of such grants had been exercised and 97,200 had been canceled. At September 30, 1998, 130,800 options were exercisable.

The Directors' Plan provides that each non-employee director automatically will be granted a nonstatutory option to purchase 20,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 30,000 shares) of common stock upon first becoming a director. In addition, the Directors' Plan provides that each director serving on January 1 of each calendar year will automatically be granted a nonstatutory option to purchase 20,000 shares (except in the case of the Chairman of the Board of the Company who shall receive an option to purchase 30,000 shares) of common stock. The options granted to the non-employee directors are for a 10-year term and vest at the rate of 2% of the shares subject to the option at the end of each month following the date of grant. The exercise price of the options may not be less than the fair market value of the common stock on the last business day prior to the date of grant of the option.

 Activity under the 1987, 1989 and 1991 Plans and the 1991 Directors' Stock Option Plan is as follows:

                                                                                   Number of               Option Price
                                                                                    Shares          Per Share       Aggregate
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (in thousands)
Options outstanding at October 1, 1995                                             9,547,070    $  .01 -  3.89      $ 13,621
Options:
 Granted                                                                           3,571,800      3.67 - 11.92        15,346
 Exercised                                                                        (2,917,248)      .01 -  3.13        (3,411)
 Canceled or expired                                                                (427,544)     1.21 -  4.63        (1,057)
------------------------------------------------------------------------------------------------------------------------------------

Options outstanding at September 30, 1996                                          9,774,078       .01 - 11.92        24,499
Options:
 Granted                                                                           3,096,402     10.42 - 25.25        38,977
 Exercised                                                                        (3,120,558)      .01 - 14.07        (5,652)
 Canceled or expired                                                                (142,824)     1.38 - 14.46          (959)
------------------------------------------------------------------------------------------------------------------------------------

Options outstanding at September 30, 1997                                          9,607,098       .01 - 25.25        56,865
Options:
 Granted                                                                           3,189,450     16.44 - 31.25        61,735
 Exercised                                                                        (1,843,297)      .01 - 18.88        (6,277)
 Canceled or expired                                                                (310,050)     1.50 - 28.19        (3,828)
------------------------------------------------------------------------------------------------------------------------------------

Options outstanding at September 30, 1998                                         10,643,201    $  .05 - 31.25      $108,495
------------------------------------------------------------------------------------------------------------------------------------

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

                                                             Employee
                                        Stock Option      Stock Purchase
                                         Plan Shares        Plan Shares
                                     1998         1997   1998         1997
--------------------------------------------------------------------------------
Average expected life (years)          5.39        5.45    0.50        0.50
Expected volatility                    0.51        0.55    0.51        0.55
Risk-free interest rate                4.40%       5.81%   4.22%       5.50%
Dividends                                 -           -       -           -
Weighted average fair values         $10.15       $7.07   $8.05       $5.13

Pro forma compensation costs for fiscal 1998 and 1997 awards under the stock option and stock purchase plans recognized in accordance with SFAS No. 123 would reduce the Company's net income from $52.9 million (basic income per share of $0.73 and diluted income per share of $0.67 per share) to $42.9 million (basic income per share of $0.59 and diluted income per share of $0.54 per share) in fiscal 1998, and from $32.9 million (basic income per share of $0.48 and diluted income per share of $0.43) to $27.6 million (basic income per share of $0.40 per share and diluted income per share of $0.36) in fiscal 1997. Pro forma net income reflects only options granted and shares issued in fiscal 1998 and fiscal 1997. Because the pro forma compensation cost for the stock option program is recognized over the four-year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

The following table summarizes information regarding options outstanding and options exercisable at September 30, 1998:

                                            Options Outstanding                            Options Exercisable
                                                   Weighted
                                   Number           Average           Weighted            Number           Weighted
Range of                      Outstanding         Remaining            Average       Exercisable            Average
Exercise Prices             As of 9/30/98   Contractual Life    Exercise Price     As of 9/30/98     Exercise Price
  $ 0.05 -  $ 3.75              4,492,243               6.56            $ 2.65         2,179,085             $ 2.24
  $ 3.87 -  $14.46              2,751,158               8.31            $10.97         1,107,846             $10.94
  $15.75 -  $18.87              2,830,800               9.22            $18.79           509,025             $18.79
  $19.12 -  $31.25                569,000               9.24            $23.24            55,150             $22.55
------------------------------------------------------------------------------------------------------------------------------------

  $ 0.05 -  $31.25             10,643,201               7.86            $10.19         3,851,106             $ 7.22

1991 Employee Stock Purchase Plan The Company's 1991 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Board of Directors and approved by the shareholders effective December 11, 1991. A total of 1,500,000 shares of common stock has been reserved for issuance under the Purchase Plan. Under the Purchase Plan, eligible employees may purchase shares of the Company's common stock at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 20% of their compensation, including commissions and overtime, but excluding bonuses. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. In fiscal 1998 and 1997, 117,363 and 142,416 shares, respectively, were issued under the Purchase Plan at average prices of $19.09 and $11.21. At September 30, 1998, 771,077 shares were reserved for future issuance.


Note 8 - Income Taxes

Income tax expense consists of the following:

                                                       September 30,
                                                  1998       1997    1996
--------------------------------------------------------------------------------
                                                      (in thousands)
Current:
 Federal                                         $ 9,775  $      -  $  300
 State                                             6,563       101     755
 Foreign                                               -         -     350
                                                 $16,338  $    101  $1,405
--------------------------------------------------------------------------------
Deferred:
 Federal                                         $  (946) $  3,018  $    -
 State                                            (2,314)      533       -
                                                 $(3,260) $  3,551  $    -
--------------------------------------------------------------------------------
Total:
 Federal                                         $ 8,829  $  3,018  $  300
 State                                             4,249       634     755
 Foreign                                               -         -     350
                                                 $13,078   $ 3,652  $1,405
--------------------------------------------------------------------------------

The actual income tax expense differs from the expected tax expense computed by applying the federal corporate tax rate of 35% for the years ended September 30, 1998, 1997 and 1996, to income before income taxes as follows:

                                                                             September 30,
                                                                    1998          1997         1996
-----------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Federal income taxes at statutory rate                            $ 23,083        $ 12,790   $ 4,918
State income taxes, net of federal benefit                           4,139           2,146       755
Alternative minimum taxes                                               --              --       300
Foreign income taxes                                                    --              --       350
Research & development credits                                        (595)           (700)       --
Adjustment for deferred tax assets for
 enacted changes in tax laws and rates                                  --            (479)       --
Reduction in valuation allowance (net of valuation
 allowance of $2,923 in 1998 credited to Shareholders equity)      (14,124)        (10,105)   (4,918)
Other                                                                  575              --        --
-----------------------------------------------------------------------------------------------------
                                                                  $ 13,078        $  3,652   $ 1,405
-----------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets are summarized as follows (in thousands):

                                                  September 30,
                                                 1998      1997
------------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforwards               $ 8,423  $ 22,114
 Research & development tax credits               4,582     3,995
 Allowances and reserves                          4,256     2,981
 Accumulated depreciation & amortization            510     1,620
 Federal AMT and foreign tax credits                851        18
 California manufacturers investment credit       1,144       491
 State taxes                                        812        --
 Other                                              404       628
------------------------------------------------------------------
   Total gross deferred tax assets               20,982    31,847
 Less valuation allowance                            --   (17,047)
------------------------------------------------------------------
   Net deferred tax assets                      $20,982  $ 14,800
------------------------------------------------------------------

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has eliminated the valuation allowance for all deductible differences. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

During fiscal 1998, the Company recognized tax benefits associated with employee stock options aggregating $11,273,000. Such benefits have been recorded directly to shareholders equity.

The change in the valuation allowance for the year ended September 30, 1998 was $17,047,000, of which $14,124,000 reduced income tax expense for the year. The remaining $2,923,000 was credited to additional paid-in capital which was the amount attributable to net operating losses created by the exercise of stock options previously unrecognized.

As of September 30, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of $22,546,000 and $10,009,000, respectively, which are available to offset future taxable income through 2012 and 2003, respectively. Additionally, the Company had research and development tax credit carryforwards for federal and state income tax purposes of $3,623,000 and $1,477,000, respectively, which are available to offset future income taxes, if any, through 2013.

Note 9 - Significant Customers, Concentration of Credit Risk and Segment Information

In fiscal 1998, two customers accounted for 23% and 15% of total revenues. In fiscal 1997, three customers accounted for 22%, 20% and 12% of total revenues. In fiscal 1996, two customers accounted for 25% and 11% of total revenues.

The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources. The Company's major customers who account for more than 10% of total revenues aggregated 41% and 44% of total trade receivables at September 30, 1998 and 1997, respectively.

Export revenues are summarized by geographic areas as follows (in thousands):


                                      1998     1997     1996
--------------------------------------------------------------
Europe                               $18,197  $ 6,452  $ 6,505
Japan                                 13,603   24,102    7,972
Other                                 12,052    4,849    1,147

                                     $43,852  $35,403  $15,624
--------------------------------------------------------------

Note 10 - Retirement Savings Plan

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. The contributions are fully vested and nonforfeitable at all times. The Company does not make matching contributions under the plan.

Note 11 - Commitments and Contingencies

The Company leases facilities under noncancelable operating leases that expire through 2003. The Company also leases certain machinery and equipment under noncancelable operating leases that expire through 2003.

Approximate minimum rental commitments under these operating leases as of September 30, 1998, were as follows (in thousands):


Year ending September 30:
------------------------------------------------------------------------------
           1999              $1,221
           2000               1,183
           2001               1,024
           2002                 897
           2003                 787

                             $5,112
------------------------------------------------------------------------------

Rent expense under operating leases was approximately $1,844,000, $1,980,000 and $2,507,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

In October 1996, the Company entered into a five-year operating lease agreement with a bank providing for $27.5 million of financing for the acquisition and construction of a wafer fabrication facility in Colorado Springs, Colorado. Payments under this lease commenced in fiscal 1998 and are based on LIBOR rates plus a spread of 1.75%. The Company has the option to renew the lease for an additional three-year term. The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to 84% of the lessor's cost of the facility, equal to $23,100,000. As of September 30, 1998, the lessor had advanced a total of $26,987,000 under this lease and had held $22,669,000 as cash collateral, which amount is included in restricted long-term deposits.

In August 1997, the Company entered into a three-year operating lease arrangement with the same bank providing for $45 million of financing for the acquisition of capital equipment for the Colorado Springs wafer fabrication facility. The Company has the option to renew the lease for up to two one-year extensions. Payments under this lease commenced in fiscal 1998 and are based on LIBOR rates plus a spread of 1.50%. The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the equipment, the Company would guarantee a residual value to the lessor equal to 86% of the lessor's cost of the equipment, equal to $38,700,000. As of September 30, 1998, the lessor had advanced a total of $45,000,000 under this lease and had held $36,000,000 as cash collateral, which amount is included in restricted long-term deposits.

In July 1998, the Company entered into a four-year operating lease arrangement with a bank providing for $10 million of financing for the acquisition of certain test equipment. The Company has the option to renew the lease for one year. Payments under this lease began in fiscal 1998 and are based on the 30-Day Commercial Paper rate plus a spread of 1.5%. The Company has the option of purchasing the property at the end of the initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If at the end of the lease term the Company does not purchase the equipment, the Company would guarantee a residual value to the lessor equal to 86% of the lessor's cost of the equipment, equal to $8,600,000. As of September 30, 1998, the lessor had advanced a total of $3,258,000 under this lease and had held $2,607,000 as cash collateral, which amount is included in restricted long-term deposits.

The $27.5 million and the $45 million operating leases require the Company to meet certain financial and other covenants, including a restriction on the payment of cash dividends to its shareholders. As of September 30, 1998, the Company was in compliance with all covenants.

The Company is a party to various investigations, lawsuits and claims arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Note 12 - Subsequent Event (unaudited)

In November 1998, the Company entered into an agreement to acquire all of the outstanding capital stock of Vermont Scientific Technologies, Inc. for $16 million in cash. The transaction will be accounted for as a purchase.

Officers

Louis R. Tomasetta
President and Chief Executive Officer, Director

Ian Burrows
Vice President, Fab 1 - Camarillo

Robert Cutter
Vice President Manufacturing and General Manager,
Colorado Springs

Ira Deyhimy
Vice President, Product Development

Christopher R. Gardner
Vice President and General Manager, ATE Division

Eugene F. Hovanec
Vice President, Finance and Chief Financial Officer

Jeanne Johnson
Vice President, Human Resources

James Mikkelson
Vice President and Chief Technology Officer

Michael S. Millhollan
Vice President and General Manager,
Data Communications Division

Robert R. Nunn
Vice President and General Manager,
Telecommunications Division

Neil J. Rappaport
Vice President, Sales

Ram Venkataraman
Vice President, Quality


Directors
James A. Cole
General Partner of Windward Ventures

Alex Daly
President and Chief Executive Officer,
Cygnus Solutions, Inc.

Pierre R. Lamond
Chairman of the Board,
Vitesse Semiconductor Corporation
General Partner of Sequoia Capital

John C. Lewis
Chairman of the Board,
Amdahl Corporation

Louis R. Tomasetta
President and Chief Executive Officer,
Vitesse Semiconductor Corporation

Corporate Information
Stock Listing: Common stock traded on Nasdaq National Market System

Symbol: VTSS

Options: The Company's options are traded on the Chicago Board Option Exchange

General Counsel
Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Independent Auditors
KPMG Peat Marwick LLP
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

Transfer Agent and Registrar

BankBoston, N.A.
c/o Boston EquiServe, LP
Mail Stop 45-02-62
P.O. Box 1865
Boston, MA 02105-1865

Form 10-K
The Company, upon written request, will provide without charge to each shareholder a copy of its annual report on Securities and Exchange Commission Form 10-K for the year ended September 30, 1998. Requests should be directed to:

 Vitesse Semiconductor Corporation
 Investor Relations
 741 Calle Plano
 Camarillo, CA 93012

Annual Meeting
The Vitesse Semiconductor Corporation annual meeting will be held on Tuesday, January 26, 1999 at 10:30 a.m. at the Hyatt Westlake Plaza, 880 S. Westlake Boulevard, Westlake Village, California.