Form 10-K405, Exhibit 13
period 1999-09-30
VITESSE SEMICONDUCTOR CORP
filed 1999-12-23
CIK 880446

                                                                    Exhibit 13.1

It is a pleasure to report to you that fiscal 1999 was our most successful year.

In addition to achieving record financial results, we also executed on our strategy of developing the intellectual property, product portfolio and advanced process technology needed to become a dominant supplier of high-performance integrated circuits for the Internet driven communications market.

Specific highlights for 1999 were:

 . Revenue exceeded $281 million, a 59% increase over the $177 million recorded in 1998 as our traditional strength in telecom transmission systems was supplemented by very strong growth in the datacom wide area, local area and storage area networks.

 . We successfully ramped up our 6" wafer fabrication facility, enabling us to better address our capacity constraints.

 . Gross margins improved from 60% in 1998 to 63% in 1999, the result of increased fab utilization in Colorado Springs and yield improvements.

 . Operating income grew to $93 million from $50 million in 1998, an 86% increase.

 . Diluted earnings per share grew to $0.42 from $0.31 in 1998, a 35% increase despite a 120% increase in the effective tax rate.

Communications Over the last five years, Vitesse has become one of the leading suppliers of high-performance integrated circuits used in SONET/SDH, WDM and DWDM optical communication systems. In particular, we have developed a dominant position in 2.5Gb/s (gigabit per second) systems that move massive amounts of data over long distances. While our initial thrust was on long-distance transmission systems, we have more recently focused our resources on datacom networking applications such as Gigabit Ethernet, Internet Protocol, Fibre Channel Storage Networks, ATM and backplanes. Our results in 1998 and 1999 have validated this strategy. This year we began a major program to dramatically expand our served markets by developing products that provide the switching and processing capabilities needed by these same communications systems. We believe that as the volume and performance of these systems increases, the original equipment manufacturers ("OEMs") will look to their integrated circuit suppliers to provide complete chip solutions for major portions of the hardware.

Time to market and cost will not permit the use of many custom circuits designed by the OEM's engineers. As a result, we have initiated a strategy to provide "reference designs" which includes physical layer, switching layer and processing layer circuits. This strategy benefits both our customers and Vitesse. Our customers receive complete hardware solutions for a portion of their products, which reduces time to market and enables them to concentrate on applications and software features. By providing a complete solution, Vitesse becomes more strategic to the OEM and builds a defensible barrier against competitors who only offer a single circuit or a partial solution.

During 1999 we continued to build barriers to competition by introducing over 50 new standard communications products. These include a number of products developed using state-of-the-art CMOS (silicon) technology that provides an excellent complement to our GaAs (Gallium Arsenide) proprietary technology. Significant among the new products are:

   The VSC8122, a multi-rate clock and data recovery IC that can operate at varying data rates from 155Mbps to 2.5Gb/s for use in SONET/SDH and Gigabit Ethernet systems.

   The VSC8141, a multi-rate transceiver with an integrated clock generator for SONET/SDH and Gigabit Ethernet applications.

   The VSC9110, a SONET/SDH to ATM framing device that can be used in equipment interconnecting ATM switches over public or private SONET networks; and the VSC9112 which adds a Packet over SONET (POS) mode to the VSC9110.

   The VSC880, a 16x16 serial crosspoint switch, which in conjunction with its companion backplane transceiver device, the VSC870, forms the building blocks of a synchronous high-performance switching system with an aggregate bandwidth of 32Gb/s.

   The VSC834, VSC835 and VSC836, a family of asynchronous crosspoint switches designed to carry broadband data streams up to 2.5Gb/s.

   The VSC9210, the industry's first 2.5Gb/s SONET/SDH Forward Error Correction Encoder/Decoder IC.

   The VSC7216, a quad 8-bit parallel-to-serial and serial-to-parallel transceiver chip used for high bandwidth interconnection in both Fibre Channel and Gigabit Ethernet solutions.

A key element of our strategy is to complement our existing intellectual property base by adding design and architectural expertise through acquisitions. In 1999 we completed three acquisitions, each of which has enhanced our design expertise and has greatly improved our capability in communications processors and system management.

In November 1998, we completed the acquisition of Vermont Scientific Technologies ("VTEK"), a provider of integrated design services to companies in the telecommunications industry. This acquisition added considerable value to our design capabilities in the SONET overhead processing area.

In January 1999, we acquired Serano Systems Corporation, a leader in enclosure and platform management solutions for Fibre Channel and SCSI server and storage systems. The acquisition of Serano will enable us to solidify our leadership in the Fibre Channel SAN area by providing complete solutions for that market.

In July 1999, we acquired XaQti Corporation, a leading edge supplier of Active-Flow Processors which drive the Internet. This acquisition positions Vitesse as a major player in high-end switching and processing and provides our customers with complete Layer 3 switch solutions.

As a result of these acquisitions, we have begun to develop several new products including network processors, framers and pointer processors which we expect to introduce in fiscal 2000.

Test Equipment Our automatic test equipment (ATE) business grew in 1999 but at a slower rate than in 1998. We accomplished this growth by continuing to gain market share at the expense of bipolar silicon by offering products with higher speed, higher levels of integration, lower cost, and the ability to combine logic, SRAM and analog functions. Moreover, trends in new memory standards (RAMBUS) and greater performance requirements for mixed signal testers have opened up new applications for Vitesse products.

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

Technology There is no single technology that can meet the requirements of the broad range of products that our customers require. We believe the key is to utilize widely available "foundry" technologies such as CMOS and Silicon-Germanium ("Si-Ge") where appropriate, and a proprietary technology likeH-GaAs which can provide superior performance or the lower cost of an internal manufacturing facility. Since our inception, we have continued to mature our technology to the point that our internal manufacturing cost structure is significantly lower than that of purchased wafers from any silicon bipolar (i.e., ECL or Si-Ge) foundry. Over the last two years our process development team has ramped up our production technologies in our new Class 1 fab and has developed our next generation process, H-GaAs V. This process is the first to take advantage of the state-of-the-art equipment installed in the new facility and is optimized to provide the lower power and lowest cost for 10Gb/s circuits.

Summary In 1999, we continued to solidify our position in all of our established markets. We also began to see the results of our initiative to provide more complete solutions to customers by expanding our product offerings. We have enhanced our system and design expertise through internal growth and acquisitions. We believe that we have selected markets with tremendous growth potential and have put in place the infrastructure to exploit this growth.

Moreover, our employees remain committed to making Vitesse the dominant suppli er of high-performance circuits for communications and instrumentation. We greatly appreciate your support and remain fully committed to making Vitesse an outstanding company and an outstanding investment.


Louis R. Tomasetta
President
Chief Executive Officer
five-year selected financial data

                                                                      Years Ended September 30,
                                                       1999             1998           1997           1996          1995
------------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)

Operating Results
  Revenues                                             $  281,534       $ 176,885      $ 105,413      $ 66,046      $  42,882
  Income from operations                                   93,142          50,194         25,133        13,112          2,788
  Net income                                               69,880          50,500         29,517        12,320          1,507
  Net income per share - basic                               0.46            0.34           0.21          0.12           0.02
  Net income per share - diluted                             0.42            0.31           0.19          0.10           0.01

Balance Sheet
  Cash and short-term investments                         189,157         168,573        158,461        53,035          6,315
  Working capital                                         282,022         225,025        179,564        70,606         17,889
  Total assets                                            522,893         381,008        295,994       101,071         42,111
  Long-term debt, less current portion                        725             701            322         1,166          5,518
  Total shareholders' equity                              486,688         351,289        267,807        88,053         25,000

quarterly results and stock market data [unaudited]

                                                             First          Second         Third          Fourth       Total
                                                            Quarter         Quarter       Quarter         Quarter      Year
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands except stock price and per share amounts)

Fiscal Year 1999
      Revenues                                              $ 60,708        $  66,937     $  73,262       $  80,627    $  281,534
      Net income                                              14,604           15,518        18,112          21,646        69,880
      Net income per share - diluted (A)                        0.08             0.09          0.11            0.13          0.42
      Common stock price range (B):
        High                                                   24.47            26.20         33.78           48.38         48.38
        Low                                                     9.03            21.81         21.19           28.81          9.03

Fiscal Year 1998
      Revenues                                              $ 35,013        $  40,695     $  46,587       $  54,590    $  176,885
      Net income                                              10,000           11,468        13,242          15,790        50,500
      Net income per share - diluted (A)                        0.06             0.07          0.08            0.10          0.31
      Common stock price range (B):
        High                                                   13.03            12.72         15.44           18.16         18.16
        Low                                                     8.22             9.30         11.56           11.69          8.22

Fiscal Year 1997
      Revenues                                              $ 21,841        $  24,617     $  27,859       $  31,096    $  105,413
      Net income                                               5,418            6,944         8,182           8,973        29,517
      Net income per share - diluted (A)                        0.04             0.04          0.05            0.06          0.19
      Common stock price range (B):
        High                                                    8.30             9.15          9.25           13.47         13.47
        Low                                                     5.21             5.63          6.88            8.04          5.21

(A) Net income per share computations for each quarter are independent and may not add to the net income per share computation for the year.

(B) The Company's common stock is traded on the Nasdaq National Market System under the symbol VTSS. At September 30, 1999, there were approximately 914 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq National Market System. All share and per share data for all periods presented have been adjusted to reflect a 2 for 1 stock split of the common stock that was effected on October 20, 1999, a 2 for 1 stock split of the common stock that was effected on May 26, 1998, and a 3 for 2 stock split of the common stock that was effected on February 28, 1997. The Company has never paid cash dividends and has no present plans to do so. The Company's bank line of credit agreement and synthetic lease agreements prohibit the payment of dividends without the banks' consent. See Notes 5 and 11 of Notes to Consolidated Financial Statements.

management's discussion and analysis of
          financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. As more fully described in Note 2 of the Consolidated Financial Statements, the Company's acquisitions of Serano Systems Corporation ("Serano") on January 21, 1999 and XaQti Corporation ("XaQti") on July 16, 1999 were accounted for under the pooling-of-interests method, and accordingly, all periods presented have been restated to include the accounts and results of operations of Serano and XaQti. The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Exchange Act that involve risks and uncertainties including statements regarding research and development expense, profitability and the ability to use net operating loss carryforwards and tax credits, liquidity and capital resources and Year 2000 readiness. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors Affecting Future Operating Results."

Overview

The Company is a leading supplier of high-performance integrated circuits ("ICs") targeted at systems manufacturers in the communications and automatic test equipment ("ATE") markets. As a result of the deployment of communications standards such as SONET/SDH, IP, ATM, Fibre Channel and Gigabit Ethernet as well as other advances, there has been growing demand for high-performance ICs to meet the increasingly rigorous standards of the communications industries. The requirements for high-performance ICs in the ATE industry have also become more stringent in order to meet testing requirements of increasingly faster and more complex ICs. In fiscal 1999, sales of communications and ATE products represented 81% and 19%, respectively, of the Company's total revenues.

The Company has focused its sales efforts on a relatively small number of systems manufacturers who require high-performance ICs. Sales to the Company's 10 largest customers represented approximately 66%, 69% and 77% of total revenues in fiscal 1999, 1998 and 1997, respectively.

As of September 30, 1999, the Company had $52.8 million and $23.0 million of federal and state net operating loss carryforwards, respectively, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. Based on historical results of operations, estimated future taxable income and other factors, management believes that it is more likely than not that the tax benefits associated with such loss carryforwards will be realized, and therefore the Company eliminated the valuation allowance for all deductible differences in fiscal 1998. See Note 8 of Notes to Consolidated Financial Statements.

Results of Operations

The following table sets forth statements of operations data of the Company expressed as a percentage of total revenues for the fiscal years indicated:

                                                Years Ended September 30,
                                          1999            1998            1997
------------------------------------------------------------------------------
Revenues                                 100.0%          100.0%          100.0%
                                         -------------------------------------

Costs and expenses:
  Cost of revenues                        37.0            39.6            43.2
  Engineering, research and development   17.5            18.7            18.1
  Selling, general and administrative     12.4            13.3            14.9
                                         -------------------------------------
    Total costs and expenses              66.9            71.6            76.2
                                         -------------------------------------
Income from operations                    33.1            28.4            23.8
Other income, net                          3.8             5.3             7.6
                                         -------------------------------------
Income before income taxes                36.9            33.7            31.4
Income taxes                              12.1             5.1             3.4
                                         -------------------------------------
Net income                                24.8%           28.6%           28.0%
                                         =====================================

Year Ended September 30, 1999, as Compared to Year Ended September 30, 1998

Revenues Revenues in fiscal 1999 were $281.5 million, a 59% increase over the $176.9 million recorded in fiscal 1998. The increase in total revenues was due to a unit growth in shipments of existing products, as well as the introduction of new products to customers in the communications and ATE markets.

Cost of Revenues Cost of revenues as a percentage of total revenues in fiscal 1999 was 37.0% compared to 39.6% in fiscal 1998. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of the Company's Colorado Springs wafer fabrication facility, as well as improved manufacturing yields at both the Colorado Springs and Camarillo wafer fabrication facilities.

Engineering, Research and Development Engineering, research and development expenses were $49.2 million in fiscal 1999 compared to $33.0 million in fiscal 1998. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. The Company's engineering, research and development costs are expensed as incurred. The Company intends to continue to increase the dollar amount of engineering, research and development expenses in the future. As a percentage of total revenues, engineering, research and development expenses were 17.5% in fiscal 1999 and 18.7% in fiscal 1998.

Selling, General and Administrative Selling, general and administrative expenses were $35.0 million in fiscal 1999 compared to $23.6 million in fiscal 1998. The increase was principally due to increased headcount, higher commissions earned by sales representatives resulting from increased sales, and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 12.4% in fiscal 1999 from 13.3% in fiscal 1998 primarily as a result of the Company's revenues growing faster than these expenses.

Other Income, Net Other income consists of interest income, net of interest and other expenses. Other income increased to $10.7 million in fiscal 1999 from $9.4 million in fiscal 1998 due to a higher average cash, short-term investments and long-term deposit balances in fiscal 1999 as compared to fiscal 1998 resulting primarily from positive cash flow and profitability.

Income Taxes The Company recorded a provision for income taxes in the amount of $34.0 million in fiscal 1999 and $9.1 million in fiscal 1998, representing an effective tax rate of 33% and 15%, respectively. The increase in the effective tax rate is due to the full utilization in prior years of available net operating loss carryforwards. The Company expects the effective tax rate to approximate 33% in fiscal 2000.

Net Operating Loss Carryforwards As of September 30, 1999, the Company had federal net operating loss carryforwards of approximately $52.8 million, state net operating loss carryforwards of approximately $23.0 million and federal and state research and development tax credits of approximately $5.7 million and $2.7 million, respectively. The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109).

Year Ended September 30, 1998, as Compared to Year Ended September 30, 1997

Revenues Revenues in fiscal 1998 were $176.9 million, a 68% increase over the $105.4 million recorded in fiscal 1997. The increase in revenues was due to an increase in production revenues as a result of shipments to customers in the communications and ATE markets.

Cost of Revenues Cost of revenues as a percentage of total revenues in fiscal 1998 was 39.6% compared to 43.2% in fiscal 1997. The decrease in cost of revenues as a percentage of total revenues resulted from a reduction in per unit costs associated with increased production as well as increased manufacturing yields at both the Camarillo and Colorado Springs manufacturing facilities.

Engineering, Research and Development Engineering, research and development expenses were $33.0 million in fiscal 1998 compared to $19.1 million in fiscal 1997. The increase was principally due to increased headcount and higher costs to support the Company's continuing efforts to develop new products. As a percentage of total revenues, engineering, research and development expenses increased to 18.7% in fiscal 1998 from 18.1% in fiscal 1997 due primarily to the Company's inclusion of the results of XaQti Corporation, which did not begin ramping research and development expenses until fiscal 1998.

Selling, General and Administrative Selling, general and administrative expenses were $23.6 million in fiscal 1998 compared to $15.7 million in fiscal 1997. This increase was principally due to increased headcount, salary increases, higher commissions resulting from increased sales and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 13.3% in fiscal 1998 from 14.9% in fiscal 1996 primarily as a result of the Company's revenues growing faster than these expenses.

Other Income, Net Other income consists of interest income, net of interest and other expenses. Other income increased to $9.4 million in fiscal 1998 from $8.0 million in fiscal 1997 due to higher average cash, investments and long-term deposit balances in fiscal 1998 as compared to fiscal 1997.

Income Taxes The Company recorded a provision for income taxes in the amount of $9.1 million in fiscal 1998 and $3.7 million in fiscal 1997, representing an effective tax rate of 15% and 11%, respectively.

Liquidity and Capital Resources

Operating Activities The Company generated $90.0 million, $45.0 million and $52.1 million from operating activities in fiscal 1999, 1998 and 1997, respectively. The increase in cash from operations was due to improved net income before depreciation and amortization, and increases in income taxes payable and other liabilities, which were partially offset by increases in assets.


Investing Activities Capital expenditures, primarily for manufacturing and test equipment, were $42.8 million, $30.9 million and $31.7 million in fiscal 1999, 1998 and 1997, respectively. Additionally, the Company invested $53.7 million, $33.1 million and $58.5 million in held to maturity investments in fiscal 1999, 1998 and 1997, respectively. As discussed in Note 2, the Company also paid $13.0 million in cash for the acquisition of VTEK during fiscal 1999.

As a result of increased demand for its products, the Company has been increasing capacity at its Colorado Springs manufacturing facility. The majority of the costs associated with increasing capacity were financed through various operating lease transactions. See Note 11 of Notes to Consolidated Financial Statements. The Company intends to continue investing in new manufacturing, test and engineering equipment.

Financing Activities In fiscal 1999, the Company generated $23.1 million of cash from financing activities consisting of $23.5 million of proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans, and $0.8 million from the elimination of duplicate period of pooled companies, partially offset by $1.2 million in repayments of debt obligations. In fiscal 1998, the Company generated $19.1 million of cash from financing activities consisting of $18.8 million of proceeds from the issuance and sale of common stock, and proceeds from the issuance of common stock pursuant to the Company's stock option and stock purchase plans, $0.8 million from proceeds of long-term debt partially offset by $0.4 million in repayments of debt obligations.

The Company has an agreement with a bank for a revolving line of credit which expires on January 15, 2000. The maximum amount available under the revolving line of credit is $12.5 million. The interest rate on borrowings under this revolving line of credit is equal to the bank's prime rate. See Note 5 of Notes to Consolidated Financial Statements.

Management believes that the Company's cash and cash equivalents, short-term investments, cash flow from operations and revolving line of credit agreement are adequate to finance its planned growth and operating needs for the next 12 months.

Impact of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. The Company will adopt SFAS No. 133, as amended by SFAS No. 137, in the first quarter of its fiscal year ending September 30, 2001. Management has not completed an evaluation of the effects this standard will have on the Company's consolidated financial statements.

Year 2000 Readiness Disclosure

The "Year 2000 Problem" is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that contain date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This can affect both information technology ("IT") and non-IT systems such as manufacturing equipment, as the latter may contain date-sensitive embedded devices such as microcontrollers.

We formed an internal task force to evaluate Year 2000 issues associated with both our IT and non-IT systems. Many of these systems were already compliant. We replaced or upgraded other systems that were identified as noncompliant. We have completely evaluated all the manufacturing equipment for Year 2000 compliance, and have completed our remediation and testing procedures. None of our products are date-sensitive and will operate according to specifications through the Year 2000 and thereafter.

To date, we have not incurred incremental material costs associated with our efforts to become Year 2000 compliant, as the majority of the costs have occurred as a result of normal upgrade procedures. Furthermore, we believe that future costs associated with these compliance efforts will not be material.

We may also be affected by the Year 2000 compliance of our suppliers and customers. We have contacted critical and significant suppliers to determine whether the products and services they provide are Year 2000 compliant or to monitor their progress toward being fully compliant. Our business and results of operations could experience material adverse effects if our key suppliers were to experience a Year 2000 related problem that caused them to delay shipment of critical components to us.

Based on our efforts to date, we do not believe that the Year 2000 Problem will have a material impact on our business or financial results. The most reasonably likely worst case would be minor delays in production and shipments. We have developed a contingency plan detailing actions that will be taken in the event that our compliance efforts fail to fully remediate any risk to our operations. The information in this risk factor is "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

Factors That May Affect Future Operating Results

We Are Dependent on a Small Number of Customers in a Few Industries

We intend to continue focusing our sales effort on a small number of customers in the communications and test equipment markets that require high-performance integrated circuits. Some of these customers are also our competitors. In fiscal 1999, our two largest customers accounted for 18% and 14% of our total revenues and no other customers accounted for more than 10% of our total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.

Our Operating Results May Fluctuate

Our quarterly revenues and expenses may fluctuate in the future. These variations may be due to a number of factors, many of which are outside our control. Factors that could affect our future operating results include the following:

 .    The loss of major customers
 .    Variations, delays or cancellations of orders and shipments of our products
 .    Reduction in the selling prices of our products
 .    Significant changes in the type and mix of products being sold
 .    Delays in introducing new products
 .    Design changes made by our customers

 .    Our failure to manufacture and ship products on time
 .    Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields
 .    Variations in product and process development costs; and
 .    Changes in inventory levels

In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. The occurrence of any of the above factors could have a material adverse effect on our business and on our financial results.

We Have Limited Manufacturing Capacity and We Depend on a New Production
Facility

During 1998, we started producing high-performance integrated circuits at our new six-inch wafer fabrication factory in Colorado Springs, Colorado. This facility includes a 10,000-square-foot Class I clean room with capacity for future expansion to 15,000 square feet. We are faced with several risks in the successful operation of this facility as well as in our overall production operations. We had only produced finished four-inch wafers until 1998 and therefore we have limited experience with the equipment and processes involved in producing finished six-inch wafers. We do not have excess production capacity at our Camarillo plant to offset failure of the new Colorado facility to meet production goals. Further, some of our products have been qualified for manufacture at only one of the two facilities. Consequently, our failure to successfully operate the new facility could severely damage financial results.

We also must now effectively coordinate and manage two facilities. We have limited experience in managing production facilities located at two different sites, and our failure to successfully do so could have a material adverse effect on our business and operating results.

There Are Risks Associated with Recent and Future Acquisitions

In fiscal 1999, we made three strategic acquisitions. These acquisitions may result in the diversion of management's attention from the day-to-day operations of the Company's business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially and adversely affected. In addition, acquisitions we have made or will make could result in dilutive issuances of equity securities, substantial debt, and amortization expenses related to goodwill and other intangible assets. We do not have any binding obligations with respect to any particular acquisition; however, our management frequently evaluates strategic opportunities available. In the future we may pursue additional acquisitions of complementary products, technologies or businesses.

Our Industry Is Highly Competitive

The high-performance semiconductor market is extremely competitive and is characterized by rapid technological change, price erosion and increased international competition. The communications and test equipment industries, which are our primary target markets, are also becoming intensely competitive because of deregulation and international competition. We compete directly or indirectly with the following categories of companies:

 .    Gallium Arsenide fabrication operations of systems companies such as
     Conexant and Fujitsu
 .    Silicon high-performance integrated circuit manufacturers who use Emitter
     Coupled Logic ("ECL"), Bipolar Complementary Metal-Oxide-Semiconductor ("BiCMOS") or Complementary Metal-Oxide-Semiconductor ("CMOS") technologies such as Hewlett Packard, Fujitsu, Motorola, Lucent Technologies, Texas Instruments and Applied Micro Circuits Corporation
 .    Internal integrated circuit manufacturing units of systems companies such as Lucent Technologies, Siemens and Fujitsu

Our current and prospective competitors include many large companies that have substantially greater marketing, financial, technical and manufacturing resources than we do.

Competition in the markets that we serve is primarily based on price/performance, product quality and the ability to deliver products in a timely fashion. Product qualification is typically a lengthy process and some prospective customers may be unwilling to invest the time or expense necessary to qualify suppliers such as Vitesse. Prospective customers may also have concerns about the relative advantages of our products compared to more familiar silicon-based semiconductors. Further, customers may also be concerned about relying on a relatively small company for a critical sole-sourced component. To the extent we fail to overcome these challenges, there could be material and adverse effects on our business and financial results.

We Must Keep Pace with Product and Process Development and Technological Change

The market for our products is characterized by rapid changes in both product and process technologies. We believe that our success to a large extent depends on our ability to continue to improve our product and process technologies and to develop new products and technologies in order to maintain our competitive position. Further, we must adapt our products and processes to technological changes and adopt emerging industry standards. Our failure to accomplish any of the above could have a negative impact on our business and financial results.

We Are Dependent on Key Suppliers

We manufacture our products using a variety of components procured from third-party suppliers. Most of our high-performance integrated circuits are packaged by third parties. Other components and materials used in our manufacturing process are available from only a limited number of sources. Any difficulty in obtaining sole- or limited-sourced parts or services from third parties could affect our ability to meet scheduled product deliveries to customers. This in turn could have a material adverse effect on our customer relationships, business and financial results.

Our Manufacturing Yields Are Subject to Fluctuation

Semiconductor fabrication is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment and equipment failures can cause a large percentage of wafers or die to be rejected. Manufacturing yields vary among products, depending on a particular high-performance integrated circuit's complexity and on our experience in manufacturing it. In the past, we have experienced difficulties in achieving acceptable yields on some high-performance integrated circuits, which has led to shipment delays. Our overall yields are lower than yields obtained in a mature silicon process because we manufacture a large number of different products in limited volume and our process technology is less developed. We anticipate that many of our current and future products may never be produced in volume.

Since a majority of our manufacturing costs are relatively fixed, maintaining the number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may lead to reduced gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.

Our Business Is Subject to Environmental Regulations

We are subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in our manufacturing process. Our failure to comply with these regulations could result in the imposition of fines or in the suspension or cessation of our operations. Additionally, we may be restricted in our ability to expand operations at our present locations or we may be required to incur significant expenses to comply with these regulations.

Our Failure to Manage Growth May Adversely Affect Us

The management of our growth requires qualified personnel, systems and other resources. In particular, the continued operation of the new facility in Colorado Springs and its integration with the Camarillo facility will require significant management, technical and administrative resources. Additionally, we have recently established several product design centers worldwide. Finally, we acquired Vermont Scientific Technologies, Inc. ("VTEK") in November 1998, Serano Systems Corporation ("Serano") in January 1999 and XaQti Corporation ("XaQti") in July 1999, and have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.

We Are Dependent on Key Personnel

Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any of our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

independent auditors' report


The Board of Directors and Shareholders
Vitesse Semiconductor Corporation:

We have audited the accompanying consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999 in conformity with generally accepted accounting principles.



KPMG LLP
Los Angeles, California
October 14, 1999

consolidated balance sheets
September 30, 1999 and 1998                                                                  September 30,
(in thousands, except share data)                                                        1999            1998
------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                           $  81,912      $  76,963
   Short-term investments                                                                107,245         91,610
   Accounts receivable, net of allowances of $3,500 and $1,088
     in 1999 and 1998, respectively                                                       69,034         40,104
   Inventories, net                                                                       26,931         17,208
   Prepaid expenses                                                                        5,462          3,177
   Deferred tax assets, net                                                               26,918         24,981
                                                                                       ------------------------
     Total current assets                                                                317,502        254,043
                                                                                       ------------------------

Long-term investments                                                                     38,063              -
Property and equipment, net                                                               78,723         57,949
Restricted long-term deposits                                                             67,334         68,704
Intangible assets, net                                                                    14,609              -
Deferred tax assets, net                                                                   6,237              -
Other assets                                                                                 425            312
                                                                                       ------------------------
                                                                                       $ 522,893      $ 381,008
                                                                                       ------------------------
Liabilities And Shareholders' Equity
Current liabilities:
   Accounts payable                                                                    $  15,118      $  14,256
   Accrued expenses and other current liabilities                                         12,832         10,046
   Income taxes payable                                                                    5,517          4,199
   Current portion of long-term debt                                                       2,013            517
                                                                                       ------------------------
   Total current liabilities                                                              35,480         29,018
                                                                                       ------------------------
Long-term debt                                                                               725            701
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.01 par value. Authorized 10,000,000 shares; none issued
        or outstanding                                                                         -              -
   Common stock, $.01 par value. Authorized 250,000,000 shares; issued and outstanding 156,176,636 and 150,037,680 shares at September 30, 1999
        and 1998, respectively                                                             1,561          1,500
   Additional paid-in capital                                                            380,035        315,411
   Retained earnings                                                                     105,092         34,378
                                                                                       ------------------------
        Total shareholders' equity                                                       486,688        351,289
                                                                                       ------------------------
                                                                                       $ 522,893      $ 381,008
                                                                                       ========================

See accompanying notes to consolidated financial statements.

consolidated statements of operations
Years ended September 30, 1999, 1998 and 1997                                             Years ended September 30,
(in thousands, except per share data)                                                1999           1998           1997
--------------------------------------------------------------------------------------------------------------------------
Revenues                                                                          $  281,534      $ 176,885      $ 105,413
                                                                                  ----------------------------------------
Costs and expenses:
  Cost of revenues                                                                   104,156         70,041         45,513
  Engineering, research and development                                               49,187         33,012         19,108
  Selling, general and administrative                                                 35,049         23,638         15,659
                                                                                  ----------------------------------------
    Total costs and expenses                                                         188,392        126,691         80,280
                                                                                  ----------------------------------------
Income from operations                                                                93,142         50,194         25,133

Other income, net                                                                     10,748          9,385          8,036
                                                                                  ----------------------------------------
Income before income taxes                                                           103,890         59,579         33,169

Income taxes                                                                          34,010          9,079          3,652
                                                                                  ----------------------------------------
Net income                                                                        $   69,880      $  50,500      $  29,517
                                                                                  ========================================

Net income per share:

  Basic                                                                           $     0.46      $    0.34      $    0.21
  Diluted                                                                         $     0.42      $    0.31      $    0.19
                                                                                  ========================================
Shares used in per share computations:
  Basic                                                                              153,326        147,446        138,256
  Diluted                                                                            166,458        160,500        152,888
                                                                                  ========================================

See accompanying notes to consolidated financial statements.

consolidated statements of shareholders' equity

                                                                                                       Retained
                                                                                   Additional          Earnings               Net
Years ended September 30, 1999, 1998 and 1997              Common Stock               Paid-in      (Accumulated     Shareholders'
(in thousands, except share data)                    Shares            Amount         Capital          Deficit)            Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                        116,912,312        $ 1,169      $  132,523      $   (45,639)        $   88,053
Exercise of stock options                            6,241,116             62           5,590                -              5,652
Shares issued under Employee
   Stock Purchase Plan                                 284,832              3           1,594                -              1,597
Issuance of common stock,
   net of expenses                                  21,808,492            218         124,374                -            124,592
Repurchase of common stock                             (40,634)             -              (1)               -                 (1)
Repurchase of fractional shares
   related to stock split                              (10,160)             -              (3)               -                 (3)
Tax benefit of disqualifying
   dispositions                                              -              -          18,400                -             18,400
Net income                                                   -              -               -           29,517             29,517
                                                  -------------------------------------------------------------------------------
Balance, September 30, 1997                        145,195,958          1,452         282,477          (16,122)           267,807
Exercise of stock options                            3,690,370             37           6,249                -              6,286
Shares issued under Employee
   Stock Purchase Plan                                 234,726              2           2,238                -              2,240
Issuance of common stock,
   net of expenses                                     916,626              9          10,251                -             10,260
Tax benefit of disqualifying
   dispositions                                              -              -          14,196                -             14,196
Net income                                                   -              -               -           50,500             50,500
                                                  -------------------------------------------------------------------------------
Balance, September 30, 1998                        150,037,680          1,500         315,411           34,378            351,289
Exercise of stock options                            5,895,378             59          19,806                -             19,865
Shares issued under Employee
   Stock Purchase Plan                                 196,740              2           3,538                -              3,540
Issuance of common stock,
   net of expenses                                      46,838              -              78                -                 78
Tax benefit of disqualifying
   dispositions                                              -              -          40,902                -             40,902
Stock options issued in
   purchase transaction                                      -              -             300                -                300
Elimination of duplicate period
   of pooled companies                                       -              -               -              834                834
Net income                                                   -              -               -           69,880             69,880
                                                  -------------------------------------------------------------------------------
Balance, September 30, 1999                        156,176,636        $ 1,561      $  380,035      $   105,092         $  486,688
                                                  ===============================================================================

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows
Years ended September 30, 1999, 1998 and 1997                                           Years ended September 30,
(in thousands)                                                                      1999           1998           1997
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                       $   69,880     $   50,500    $   29,517
  Adjustments to reconcile net income to net cash provided
     by operating activities:
        Depreciation and amortization                                                23,361         15,485         7,122
        Deferred tax assets                                                               -          4,011         3,600
  Changes in assets and liabilities, net of effects of acquisitions:
        Receivables, net                                                            (28,592)       (18,985)       (2,500)
        Inventories, net                                                             (9,723)        (5,377)       (1,872)
        Prepaid expenses                                                             (2,252)        (1,959)         (373)
        Other assets                                                                   (121)           160           197
        Accounts payable                                                                632         (5,722)       13,035
        Accrued expenses and other current liabilities                                2,786           (476)           13
        Income taxes payable                                                         34,046          7,375         3,355
                                                                                 ---------------------------------------
            Net cash provided by operating activities                                90,017         45,012        52,094
                                                                                 ---------------------------------------
Cash flows from investing activities:
  Investments                                                                       (53,698)       (33,124)      (58,486)
  Long-term deposits                                                                  1,370        (23,148)      (45,556)
  Capital expenditures                                                              (42,836)       (30,897)      (31,714)
  Payment for purchase of company                                                   (13,016)             -             -
                                                                                 ---------------------------------------
            Net cash used in investing activities                                  (108,180)       (87,169)     (135,756)
                                                                                 ---------------------------------------
Cash flows from financing activities:
  Principal payments under capital lease obligations and term loans                  (1,205)          (391)         (934)
  Proceeds from term loans                                                                -            750           461
  Repayments of short-term borrowings                                                     -              -          (761)
  Elimination of duplicate period of pooled companies                                   834              -             -
  Net proceeds from issuance of common stock                                         23,483         18,786       131,836
                                                                                 ---------------------------------------
            Net cash provided by financing activities                                23,112         19,145       130,602
                                                                                 ---------------------------------------
  Net increase (decrease) in cash and cash equivalents                                4,949        (23,012)       46,940
Cash and cash equivalents at beginning of year                                       76,963         99,975        53,035
                                                                                 ---------------------------------------
Cash and cash equivalents at end of year                                         $   81,912     $   76,963    $   99,975
                                                                                 =======================================

Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest                                                                    $       11     $       85    $      165
                                                                                 =======================================
     Income taxes                                                                $    1,786     $    1,704    $      297
                                                                                 =======================================

Supplemental disclosures of non-cash transactions:
     Issuance of stock options in purchase transaction                           $      300     $        -    $        -
                                                                                 =======================================
     Issuance of notes payable in purchase transaction                           $    2,725     $        -    $        -
                                                                                 =======================================
     Increase in equity associated with tax benefit
        from exercise of stock options                                           $   40,902     $   14,196    $   18,400
                                                                                 =======================================

See accompanying notes to consolidated financial statements.

notes to consolidated financial statements

Note 1 - The Company and Its Significant Accounting Policies

Description of Business Vitesse Semiconductor Corporation was incorporated under the laws of Delaware on February 3, 1987. Vitesse Semiconductor Corporation is a leader in the design, development, manufacturing and marketing of high-performance integrated circuits.

Principles of Consolidation The consolidated financial statements include the accounts of Vitesse Semiconductor Corporation and its wholly-owned subsidiaries (collectively, the "Company"). As more fully described in Note 2, the Company's acquisitions of Serano on January 21, 1999, and XaQti on July 16, 1999 were accounted for under the pooling-of-interests method, and accordingly, all periods prior to the acquisitions have been restated to include the accounts and results of operations of Serano and XaQti for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Cash Equivalents and Investments The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and investments are principally composed of money market accounts and obligations of the U.S. government and its agencies. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), the Company classifies its securities included under investments as held-to-maturity securities, which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of September 30, 1999 and 1998, carrying value was substantially the same as market value.

Inventories Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). Costs associated with the manufacture of a new product are charged to engineering, research and development expense as incurred until the product is proven through testing and acceptance by the customer. Inventories are shown net of a valuation reserve of $6.7 million and $4.2 million at September 30, 1999 and 1998, respectively.

Depreciation and Amortization Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from 3 to 5 years. Goodwill and other intangibles are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic useful lives of the respective assets, generally 5 to 15 years.

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

Computation of Net Income per Share The reconciliation of shares used to calculate basic and diluted income per share consists of the following (in thousands):

                                                           1999            1998            1997
-----------------------------------------------------------------------------------------------
Shares used in basic per share computations -
        weighted average shares outstanding             153,326         147,446         138,256
Net effect of dilutive common share equivalents
        based on treasury stock method                   13,132          13,054          14,632
                                                        ---------------------------------------
Shares used in diluted per share computations           166,458         160,500         152,888

Options to purchase 165,364, 53,490 and 123,672 shares that were outstanding at September 30, 1999, 1998 and 1997, respectively, were not included in the computation of diluted net income per share because the exercise price of these options was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

Financial Instruments The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company's carrying value of cash equivalents, short-term investments, restricted long-term deposits, accounts receivable, long-term investments, accounts payable and term loans approximates fair value because the instrument has a short-term maturity or because the applicable interest rates are comparable to current borrowing rates of those instruments.

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

Comprehensive Income On October 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company has no components of other comprehensive income. Therefore, comprehensive income is the same as the reported net income.

Segment Reporting On October 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement establishes standards for reporting operating segment information in annual financial statements and interim reports issued to stockholders. The Company operates in only one segment, as defined by SFAS No. 131. Geographic information is included in Note 9.

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

On September 15, 1999, the Company's Board of Directors announced a 2 for 1 stock split of common stock effected in the form of a stock dividend to shareholders of record as of September 30, 1999. On April 22, 1998, the Company's Board of Directors announced a 2 for 1 stock split of the common stock effected in the form of a stock dividend to shareholders of record as of May 4, 1998. On January 29, 1997, the Company's Board of Directors announced a 3 for 2 stock split of the common stock effected in the form of a stock dividend to shareholders of record as of February 12, 1997. Accordingly, historical share, per share, stock option amounts and share prices have been restated to reflect retroactively the stock splits.

Note 2 - Pooling-of-Interests Combinations

On January 21, 1999 the Company issued 655,256 shares of its common stock in exchange for all of the outstanding shares of Serano, a provider of enclosure platform management solutions for Fibre Channel and SCSI server and storage subsystems.

On July 16, 1999 the Company issued 1,892,300 shares of its common stock in exchange for all of the outstanding shares of XaQti, a provider of integrated circuits for the data communication industry.

These acquisitions were accounted for as pooling-of-interests in fiscal 1999; therefore, all prior periods presented have been restated.

The results of operations previously reported by the separate enterprises, and combined amounts presented in the accompanying consolidated financial statements, are summarized below (in thousands):

                                                   The Company                                            The Company
                                           Before Acquisitions          Serano              XaQti            Restated
---------------------------------------------------------------------------------------------------------------------
Nine months ended June 30, 1999:
        Revenues                                     $ 200,086         $   346           $    475           $ 200,907
        Net income (loss)                               52,028            (135)            (3,659)             48,234
Three months ended December 31, 1998:
        Revenues                                     $  60,179         $   346           $    183           $  60,708
        Net income (loss)                               15,438            (135)              (699)             14,604
Year ended September 30, 1998:
        Revenues                                     $ 175,082         $ 1,329           $    474           $ 176,885
        Net income (loss)                               52,873            (273)            (2,100)             50,500
Year ended September 30, 1997:
        Revenues                                     $ 104,850         $   543           $     20           $ 105,413
        Net income (loss)                               32,888            (160)            (3,211)             29,517

Additionally, there were significant other changes to shareholders' equity for the separate entities for the periods before the combinations which include XaQti's issuance of 801,666 shares of common stock for $9.0 million and Serano's issuance of 117,786 shares of common stock for $1.2 million in 1998, and XaQti's issuance of 610,332 shares of common stock for $6.1 million and Serano's issuance of 498,160 shares of common stock for $0.3 million in 1997.

Certain reclassifications have been made to the financial statements of Serano and XaQti to conform to the Company's financial presentation.

Prior to the combination, both Serano's and XaQti's fiscal years ended on December 31. In recording the pooling-of-interests combination, Serano's financial statements for the years ended December 31, 1998 and 1997 were combined with the Company's financial statements for the years ended September 30, 1998 and 1997. Additionally, XaQti's financial statements for the years ended December 31, 1998 and 1997 and the period from March 7, 1996 (inception) through December 31, 1996, were combined with the Company's financial statements for the years ended September 30, 1998, 1997 and 1996. For the year ended September 30, 1999 the results of XaQti and Serano have been included herein, resulting in a duplication of operations for the period from October 1, 1998 to December 31, 1998. As a result, the Company has eliminated the related loss of $834,000 from retained earnings for fiscal 1999.

Purchase Accounting Business Combination
On November 25, 1998, the Company acquired all of the equity interests of Vermont Scientific Technologies, Inc. ("VTEK") for $13.0 million cash and approximately $2.7 million in notes payable. VTEK provides integrated circuit design services primarily in the telecommunications industry. In conjunction with the transaction, the Company recorded goodwill and other identifiable intangibles amounting to $9.9 million and $5.9 million, respectively, with useful lives ranging from 5 to 15 years. As of September 30, 1999, accumulated amortization related to these intangibles was $1.2 million. The $2.7 million note is payable in installments of $2.0 million in November 1999, and the remaining balance in November 2000. The transaction is being accounted for as a purchase. Accordingly, the operations of VTEK are included from the date of acquisition. VTEK is not a significant subsidiary, and therefore pro forma data is not presented herein.

Note 3 - Inventories

Inventories consist of the following:
                                                                September 30,
                                                              1999        1998
-------------------------------------------------------------------------------
                                                               (in thousands)
Raw materials                                               $ 5,168     $ 2,961
Work in process                                              17,372      10,561
Finished goods                                                4,391       3,686
                                                           --------------------
                                                           $ 26,931    $ 17,208
                                                           --------------------

Note 4 - Property and Equipment

Property and equipment, stated at cost, are summarized as follows:

                                                                September 30,
                                                              1999        1998
-------------------------------------------------------------------------------
                                                               (in thousands)
Machinery and equipment                                     $98,581     $71,358
Furniture and fixtures                                        2,161       1,557
Computer equipment                                           20,569      16,444
Leasehold improvements                                        7,156       6,880
Land                                                          1,039       1,039
                                                           --------------------
                                                            129,506      97,278
Less accumulated depreciation and amortization               50,783      39,329
                                                           --------------------
                                                            $78,723     $57,949
                                                           --------------------

Included in property and equipment are items not yet placed in service of $5.1 million as of September 30, 1999 and 1998.

Note 5 - Revolving Line of Credit

The Company has a $12.5 million revolving line of credit agreement with a bank, which expires in January 2000. The agreement provides for interest to be paid monthly at the bank's prime rate (8.25% on September 30, 1999). The Company must adhere to certain requirements and provisions to be in compliance with the terms of the agreement and is prohibited from paying dividends without the consent of the bank. As of September 30, 1999 and 1998, no amounts were outstanding under the line of credit.

Note 6 - Accrued Expenses

Accrued expenses consist of the following:
                                                                September 30,
                                                               1999       1998
-------------------------------------------------------------------------------
                                                               (in thousands)
Accrued vacation                                             $ 1,811    $ 1,231
Accrued salaries, wages and bonuses                            8,329      3,868
Other                                                          2,692      4,947
                                                            -------------------
                                                             $12,832    $10,046
                                                            -------------------

Note 7 - Shareholders' Equity

Preferred Stock In fiscal 1991, the Board of Directors authorized 10,000,000 shares of undesignated preferred stock. The Company has no present plans to issue any of this preferred stock.

Common Stock In 1999, the Company's shareholders approved an increase in the number of authorized shares of common stock from 100,000,000 to 250,000,000. All of following data has been restated for the effects of all stock splits.

Employee Stock Purchase Plan The Company has an employee stock purchase plan for all eligible employees. Under the plan, employees may purchase shares of the Company's common stock at six-month intervals at 85% of the lower of the fair market value at the beginning and end of each interval. Employees purchase such stock using payroll deductions and annual contributions which may not exceed 20% of their compensation, including commissions and overtime, but excluding bonuses. In fiscal 1999, 1998 and 1997, 196,740, 234,726 and 284,832 shares, respectively, were issued under the plan at average prices of $17.99, $9.55 and $5.61. At September 30, 1999, 1,345,414 shares were reserved for future issuance.

Stock Option Plans The Company has in effect several stock-based plans under which non-qualified and incentive stock options have been granted to employees. Options generally vest and become exercisable at the rate of 25% per year. The exercise price of all stock options must be at least equal to the fair market values of the shares of common stock on the date of grant. The term of options is generally 10 years.

In August 1991, following shareholder approval, the Company adopted a stock option plan for non-employee directors (the "Director's Plan"). Under the plan, annually on January 1 each non-employee director will be granted a non-statutory option to purchase 60,000 shares of common stock (except in the case of the Chairman of the Board who shall receive an option to purchase 90,000 shares). The options have a 10-year term and vest at the rate of 2% per month.

Pursuant to the Company's 1991 Stock Options Plan, the number of shares reserved under the Plan automatically increases by a number of shares equal to 3.5% of the Company's common stock outstanding at the end of each fiscal year. Under all stock option plans, a total of 21,830,174 shares of common stock have been reserved for issuance as of September 30, 1999 (which increased to 27,296,356 effective October 1, 1999 pursuant to the terms of the 1991 Plan) and 930,516 (which increased to 6,396,698 effective October 1, 1999 pursuant to the terms of the 1991 Plan) remained available for future grant.

Activity under the employee stock option plans and Director's Plan for fiscal 1999, 1998 and 1997 is as follows:

                                            Number of         Option Price
                                               Shares   Per Share      Aggregate
----------------------------------------------------------------------------------
                                                                  (in thousands)
Options outstanding at September 30, 1996   19,581,014  $  .01 - 5.96     $ 24,537

Options:
  Granted                                    6,416,596   1.14 - 12.63       39,260
  Exercised                                 (6,241,116)    .01 - 7.04       (5,652)
  Canceled or expired                         (343,478)    .69 - 7.23       (1,025)
                                          ----------------------------------------
Options outstanding at September 30, 1997   19,413,016    .01 - 12.63       57,120

Options:
  Granted                                    6,603,636   1.14 - 15.63       62,142
  Exercised                                 (3,690,370)    .01 - 9.44       (6,285)
  Canceled or expired                         (660,350)   .75 - 14.10       (3,882)
                                          ----------------------------------------
Options outstanding at September 30, 1998   21,665,932    .03 - 15.63      109,095

Options:
  Granted                                    6,351,018   1.83 - 48.38       86,006
  Exercised                                 (6,080,452)   .03 - 15.63      (20,074)
  Canceled or expired                       (1,036,840)   .76 - 26.33       (9,250)
                                          ----------------------------------------
Options outstanding at September 30, 1999   20,899,658  $ .05 - 48.38     $165,777
                                          ----------------------------------------

The Company has, in connection with the various acquisitions, assumed the stock option plans of each acquired company. A total of approximately 281,000 shares of common stock have been reserved for issuance under the assumed plans, and related options are included in the preceding table. This includes approximately 60,000 stock options for VTEK which were estimated to have a fair value of $300,000 and have been included in shareholders' equity.

The following table summarizes information regarding options outstanding and options exercisable at

September 30, 1999:

                                    Options Outstanding                           Options Exercisable
-------------------------------------------------------------------------------------------------------
                                             Weighted
                            Number            Average         Weighted          Number         Weighted
Range of               Outstanding          Remaining          Average     Exercisable          Average
Exercise Prices      As of 9/30/99   Contractual Life   Exercise Price   As of 9/30/99   Exercise Price
-------------------------------------------------------------------------------------------------------
$ 0.05 - $ 1.88          5,272,606               5.65           $ 1.40       2,864,674           $ 1.12
$ 1.96 - $ 9.03          8,362,688               8.18           $ 7.36       1,113,846           $ 5.58
$ 9.08 - $13.38          5,441,164               8.23           $ 9.70         883,199           $ 9.80
$13.47 - $48.38          1,823,200               9.43           $24.69          66,300           $20.48
-------------------------------------------------------------------------------------------------------
$ 0.05 - $48.38         20,899,658               7.66           $ 8.00       4,928,019           $ 3.94

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." The Company used the Black-Scholes option pricing model to value stock options for pro forma presentation. The assumptions used to estimate the value of options granted under the various stock option plans and the shares under the Employee Stock Purchase Plan are as follows:

                                                                                              Employee
                                                  Stock Option                             Stock Purchase
                                                   Plan Shares                              Plan Shares
                                       1999           1998            1997         1999         1998          1997
-------------------------------------------------------------------------------------------------------------------
Average expected life (years)           5.40          5.39            5.45         0.50          0.50         0.50
Expected volatility                     0.57          0.51            0.55         0.57          0.51         0.55
Risk-free interest rate                 6.24%         4.40%           5.81%        5.26%         4.22%        5.50%
Dividends                                  -             -               -            -             -            -
Weighted average fair values          $ 7.93        $ 5.08          $ 3.54       $ 7.54        $ 4.03       $ 2.57

SFAS No. 123 pro forma numbers are as follows (in thousands, except per-share amounts):

                                                              1999         1998       1997
--------------------------------------------------------------------------------------------
Pro forma net income                                        $ 55,075    $ 40,500    $ 24,200
Pro forma net income per share:
    Basic                                                   $   0.36    $   0.28    $   0.18
    Diluted                                                 $   0.33    $   0.25    $   0.16

The pro forma amounts reflect compensation expense related to 1999, 1998 and 1997 stock option grants and shares issued under the employees stock purchase plan. Because the pro forma compensation cost for the stock option program is recognized over the four-year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of the anticipated amounts in future years.

Note 8 - Income Taxes

Income tax expense consists of the following:

                                                                      September 30,
                                                             1999         1998        1997
--------------------------------------------------------------------------------------------
                                                                     (in thousands)
Current:
   Federal                                                  $ 33,954    $  9,775    $      -
   State                                                       5,935       6,563         101
   Foreign                                                     2,295           -           -
                                                            --------------------------------
                                                            $ 42,184    $ 16,338    $    101
                                                            ================================
Deferred:
   Federal                                                  $ (4,756)   $ (4,445)   $  3,018
   State                                                      (3,418)     (2,814)        533
                                                            --------------------------------
                                                            $ (8,174)   $ (7,259)   $  3,551
                                                            ================================
Total:
   Federal                                                  $ 29,198    $  5,330    $  3,018
   State                                                       2,517       3,749         634
   Foreign                                                     2,295           -           -
                                                            --------------------------------
                                                            $ 34,010    $  9,079    $  3,652
                                                            ================================

The actual income tax expense differs from the expected tax expense computed by applying the federal corporate tax rate of 35% for the years ended September 30, 1999, 1998 and 1997, to income before income taxes as follows:

                                                                      September 30,
                                                             1999         1998        1997
--------------------------------------------------------------------------------------------
                                                                     (in thousands)
Federal income taxes at statutory rate                      $ 36,362    $ 20,852    $ 11,609
State income taxes, net of federal benefit                     1,635       3,771       2,048
Rate differential on foreign income taxes                     (1,977)          -           -
Research & development credits                                (1,833)       (595)       (700)
Adjustment for deferred tax assets for
     enacted changes in tax laws and rates                         -           -        (479)
Reduction in valuation allowance (net of valuation
     allowance of $2,923 in 1998 credited to shareholders'
     equity)                                                       -     (15,524)     (8,826)
Other                                                           (177)        575           -
                                                            --------------------------------
                                                            $ 34,010    $  9,079    $  3,652
                                                            ================================

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets are summarized as follows (in thousands):

                                                                            September 30,
                                                                          1999        1998
--------------------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                                      $ 19,579    $ 12,422
  Research & development tax credits                                       7,471       4,582
  Allowances and reserves                                                  7,166       4,256
  Accumulated depreciation & amortization                                      -         510
  Federal AMT and foreign tax credits                                        780         851
  Colorado enterprise zone incentive credits                               1,734           -
  California manufacturers' investment credit                              1,151       1,144
  State taxes                                                                 22         812
  Other                                                                      152         404
                                                                        --------------------
     Total gross deferred tax assets                                      38,055      24,981
  Less valuation allowance                                                     -           -
                                                                        --------------------
  Deferred tax assets                                                     38,055      24,981
                                                                        --------------------
  Deferred tax liabilities:
     Depreciation and amortization                                         4,900           -
                                                                        --------------------
  Net deferred tax asset                                                $ 33,155    $ 24,981
                                                                        ====================

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company has eliminated the valuation allowance for all deductible differences. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

During fiscal 1999, the Company recognized tax benefits associated with employee stock options aggregating $40.9 million. Such benefits have been recorded directly to shareholders' equity.

The change in the valuation allowance for the year ended September 30, 1998 was $18.4 million, of which $15.5 million reduced income tax expense for the year. The remaining $2.9 million was credited to additional paid-in capital which was the amount attributable to net operating losses created by the exercise of stock options previously unrecognized.

As of September 30, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of $52.8 million and $23.0 million, respectively, which are available to offset future taxable income through 2019 and 2004, respectively. Additionally, the Company had research and development tax credit carryforwards for federal and state income tax purposes of $5.7 million and $2.7 million, respectively, which are available to offset future income taxes, if any, through 2019.

Note 9 -Significant Customers, Concentration of Credit Risk and Segment Information In fiscal 1999, two customers accounted for 18% and 14% of total revenues. In fiscal 1998, two customers accounted for 23% and 15% of total revenues. In fiscal 1997, three customers accounted for 22%, 20% and 12% of total revenues.

The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources. The Company's major customers who account for more than 10% of total revenues aggregated 16% and 41% of total trade receivables at September 30, 1999 and 1998, respectively.

The Company has one reportable operating segment as defined by FAS No. 131. Substantially all long-lived assets are located in the United States.

Revenues are summarized by geographic area as follows (in thousands):

                                    1999       1998          1997
------------------------------------------------------------------
United States                    $ 188,929  $ 133,033    $  70,010
Japan                               46,292     13,603       24,102
France                              12,637      6,146        1,009
Other                               33,676     24,103       10,292
                                 ---------------------------------
                                 $ 281,534  $ 176,885    $ 105,413
                                 =================================

In fiscal 1999, 1998 and 1997 revenues for products in the communication and ATE markets were $227.5 million and $54.0 million, $130.9 million and $46.0 million, and $82.2 million and $23.2 million, respectively.

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

Note 11 - Commitments and Contingencies

The Company has entered into several agreements to lease land, a building and equipment (collectively, the "property"). All of these leases have initial terms of three to five years and options to renew for an additional one to three years. The Company has the option to purchase the property at the end of each initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If the Company elects not to purchase the property at the end of each of the leases, the Company would guarantee a residual value to the lessors equal to 84% to 86% of the lessors' cost of the property equal to $70.4 million. As of September 30, 1999, the lessors had advanced a total of $82.0 million under these leases, and held $66.7 million as cash collateral, which amount is included in restricted long-term deposits. Certain of these leases require the Company to meet specific financial and other covenants, including restrictions on the payment of cash dividends to its shareholders. As of September 30, 1999 the Company was in compliance with all covenants.

The Company also leases facilities and certain machinery and equipment under noncancelable operating leases that expire through 2005.

Approximate minimum rental commitments under all noncancelable operating leases as of September 30, 1999, are as follows (in thousands):

Year ending September 30:
------------------------------------------------------------------------------
2000                                                                  $  4,638
2001                                                                     4,090
2002                                                                     3,143
2003                                                                     1,249
2004                                                                     1,273
Thereafter                                                               1,328
                                                                      --------
Total minimum lease payments                                          $ 15,721
                                                                      ========

Rent expense totaled $4.6 million, $3.9 million and $2.4 million, for the years ended September 30, 1999, 1998 and 1997, respectively.

The Company is a party to various investigations, lawsuits and claims arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


Note 12 - Subsequent Event (unaudited)

In October 1999, the Company entered into an agreement to lease equipment. The lease has an initial term of four years and an option to renew for an additional year. The Company has the option to purchase the equipment at the end of the initial lease term, and at the end of the renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If the Company elects not to purchase the equipment at the end of the lease, the Company would guarantee a residual value to the lessor equal to 85% of the lessor's cost of the equipment, equal to $9.4 million.

Directors*
James A. Cole
General Partner of Windward Ventures

Alex Daly
President and Chief Executive Officer,
Cygnus Solutions, Inc.

Pierre R. Lamond
Chairman of the Board,
Vitesse Semiconductor Corporation
General Partner of Sequoia Capital

John C. Lewis
Chairman of the Board,
Amdahl Corporation

Louis R. Tomasetta
President and Chief Executive Officer,
Vitesse Semiconductor Corporation

Executive Officers*
Louis R. Tomasetta
President and Chief Executive Officer, Director

Christopher R. Gardner
Vice President and General Manager,
Telecommunications Division

Eugene F. Hovanec
Vice President, Finance and Chief Financial Officer

Ken Jones
Vice President and General Manager, ATE Division

James Mikkelson
Vice President and Chief Technology Officer

Michael S. Millhollan
Vice President and General Manager,
Data Communications Division

Neil R. Rappaport
Vice President, Sales

Officers and Vice Presidents

Ian Burrows
Vice President, Fab 1 - Camarillo

Roy Carew
Vice President, Manufacturing Product Engineering

Robert Cutter
Vice President Manufacturing and General Manager,
Colorado Springs

Alak Deb
Vice President, Development - ANP Network
Processor Group

Ira Deyhimy
Vice President, Product Development

Jim Gramacki
Vice President, Telecom Operations

Patrick Jenkins
Vice President, Fab 2 - Colorado Springs

Jeanne Johnson
Vice President, Human Resources

Mike Logan
Vice President, North American Sales

Paul Matranga
Vice President, Quality

*Subject to Section 16 Reporting

Jim McDonald
Vice President, Dallas Design Center

Ray Milano
Vice President, Opto/Analog Products

Yatin Mody*
Vice President and Controller

Samba Murthy
Vice President, Marketing - ANP Network Processor Group

Mike Powell
Vice President, ANP Network Processor Group

Bob Rumer
Vice President, Gigabit Products

Barry Sandefur
Vice President, Advanced Networking Products

Jeff Weigel
Vice President, Strategic Accounts

Mike Yeager
Vice President, Colorado Springs Design Center

Corporate Information

Stock Listing: Common stock traded on Nasdaq National Market System
Symbol: VTSS
Options: The Company's options are traded on the Chicago Board Option Exchange

General Counsel

Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Davis Polk & Wardwell
1875 Charleston Road
Mountain View, CA 94043

Independent Auditors

KPMG LLP
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

Transfer Agent and Registrar

BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, MA 02266-8040

Form 10-K

The Company, upon written request, will provide without charge to each shareholder a copy of its annual report on Securities and Exchange Commission Form 10-K for the year ended September 30, 1999. Requests should be directed to:

     Vitesse Semiconductor Corporation
     Investor Relations
     741 Calle Plano
     Camarillo, CA 93012

Annual Meeting

The Vitesse Semiconductor Corporation annual meeting will be held on Tuesday, January 25, 2000 at 10:30 a.m. at Westlake Village Inn, 32001 Agoura Road, Westlake Village, California.