Form 10-K, Exhibit 13
period 2000-09-30
VITESSE SEMICONDUCTOR CORP
filed 2000-12-19
CIK 880446

                                                                    EXHIBIT 13.1

TO OUR SHAREHOLDERS


     Fiscal 2000 was a pivotal year for Vitesse Semiconductor Corporation. In addition to posting record financial results for the sixth consecutive year, we made excellent progress executing our strategy shift to position us as a leading "complete solutions" provider of integrated circuits (ICs) for the optical Internet infrastructure. In a year of notable accomplishments, other highlights included:

     [_] Revenues in our key communications business unit grew by 75% over fiscal 1999. In fiscal 2000, this burgeoning segment represented 89% of our total revenue compared to 81% in fiscal 1999.

     [_] We improved gross profit margins by moving the Company toward a higher complexity, high performance product line, as well as achieving greater fabricating efficiencies.

     [_] We made vitally important acquisitions - Orologic and SiTera - to provide the backbone of our network processor strategy, as well as the WAN products group of Philips Semiconductor to extend our core telecom product line.

     [_] We expanded our customer base by nearly 50% while reducing our dependence on any single customer. Our largest customer, Lucent Optical Network Group, accounted for 15% of revenue in fiscal 2000, compared to 18% and 23% in fiscal 1999 and 1998, respectively.

     [_] We introduced comprehensive reference designs for high-speed physical layer circuits, network processors and switch fabrics to support our complete solutions strategy.

     [_] We commenced full-scale production of our OC192 (10 Gb/s) product line, and began development of a proprietary technology for OC768 (40 Gb/s) physical layer products.

RECORD RESULTS, FINANCIAL STRENGTH

     Revenue in fiscal 2000 was a record $441.7 million, an increase of 57% from prior year's revenue of $281.7 million. Over the past five years, our revenues have grown at a compounded average rate of 60%. Gross margins improved from 63% in fiscal 1999 to 66% in fiscal 2000 as a result of increased fab utilization in Colorado Springs and improved manufacturing yields. Our operating income, excluding the effects of acquisition costs and goodwill, grew to $153.6 million in fiscal 2000 from $80.7 million in fiscal 1999, a 90% increase. Diluted earnings per share, also excluding the effects of acquisition costs and goodwill, increased from $0.34 per share in fiscal 1999 to $0.62 per share in fiscal 2000 or an increase of 82%.

                                   page no. 08
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

     Our financial condition remains extremely strong and liquid. In addition to cash provided by operations, in March 2000, we raised net proceeds of $718 million through the issuance of $720 million of our 4% convertible subordinated debentures due 2005. At fiscal year end, we had amassed cash and investments totaling approximately $922 million. This balance sheet strength provides us with the flexibility and financial resources to successfully execute the total solutions strategy.

STRATEGY: COMPLETE SOLUTIONS

     Over the past 18 to 24 months, our management team has been tightly focused on implementing a major realignment of our strategic direction. Now substantially complete, this blueprint positions us to capitalize on the fundamental change underway in the communications infrastructure equipment market. Our strategy is based on the belief that shorter product life cycles and ever more intense "time to market" pressures will require both established and emerging optical infrastructure equipment suppliers to utilize complete chip sets supplied and verified as a unit by a single component supplier. This is in stark contrast with equipment manufacturers' historical practices - which continue today - of purchasing individual components from multiple sources, augmenting them with custom circuits and debugging each chip interface internally. Competitive pressures will cause manufacturers to increasingly seek a single source for complete solutions and we stand ready to supply their requirements.

PRODUCTS

     In fiscal 2000, we devoted substantial resources to developing the circuits needed to create complete reference designs in three areas of the network: the transmission core, the intelligent edge, and the storage area network.

     The network core has been our traditional focus area. This market is dominated by the need to transmit large amounts of optical data at very high data rates for moderate to very long distances. In fiscal 2000, data rates in the core increased from 2.5 Gb/s to 10 Gb/s. By the end of fiscal 2001, we expect to see initial deployments of systems with 40 Gb/s data rates.

     To address the needs of the core we have developed a family of 10 Gb/s physical layer products, framers, pointer processors, forward error correction
(FEC) circuits and switch fabrics. FEC circuits enable systems to improve their performance by efficiently encoding signals and then recovering the signals after they have been significantly degraded by the attenuation and page no. 09
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000
dispersion of long distance fibers. The use of ever more efficient FEC circuits dramatically reduces the cost of a system by eliminating or reducing costly optical regeneration and amplification stations along the network. Under development are more sophisticated FEC circuits using proprietary Vitesse algorithms and circuits meeting the newly established "digital wrapper"protocols that we believe will become the next generation long-haul transmission standard.

     Products that address the network core application accounted for 54% of revenue and grew 65% compared to 1999. In 2001, we plan to extend our product line further through the Philip WAN Products Group acquisition and continued internal investment.

Significant among such new products are:

-------------------------------------------------------------------------------

  The VSC7990 - a 10.7 Gb/s Laser Diode Driver which by virtue of its superlative edge rates and drive current enables efficient design of an OC-192 optical transmitter.

  The VSC8171/VSC8172 - a 10Gb/s SONET/SDH multiplexer/demultiplexer chip set that combines a clock generator and a clock recovery unit for use in OC-192 systems.

  The VSC9116 - an OC-192 SONET/SDH transport overhead terminating transceiver that may be used to combine four OC-48 data streams into a single OC-192 data stream and also provide OC-192 overhead processing for performance monitoring applications.

  The VSC9142 - a dual mode OC-48 Packet/ATM framing device that can be used in equipment interconnecting IP data over public or private SONET/SDH networks or in equipment interconnecting enterprise ATM switches. This highly integrated
  0.18 micron CMOS device provides a complete low-power physical layer solution for Packet/ATM over SONET/SDH.

  The VSC9184 - a bidirectional OC-48 or quad OC-12 Pointer Processor and Frame Aligner. This device can be used in SONET/SDH applications such as large TSI switches, digital cross connects and add/drop multiplexers.

-------------------------------------------------------------------------------

     The intelligent edge of the network manages the data aggregation and sorting with multiple protocols - including Ethernet, Asynchronous Transfer Mode
(ATM), and Internet Protocol (IP) - and quality of service needs (such as real-time video). In this portion of the network, the system provider must be able to reconfigure the network on an as-needed basis to meet rapidly changing needs. Thus, flexible but powerful programmable processors that can analyze and reconfigure individual data packets are essential in order to avoid either multiple types of port cards or regular hardware upgrades. Traditionally, this segment of the optical network has been dominated by large established suppliers developing nearly all of the communication circuits as custom circuits.

                                   page no. 10
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

     This situation is changing rapidly. Over the past year, as we and others have developed numerous standard products, the market has seen the formation of a multitude of startup companies to address this portion of the network. This market segment has recently upgraded its speed requirements to 2.5 Gb/s and will be moving to 10 Gb/s in early 2002. For two reasons we foresee this portion of the network as our greatest growth potential. First, this market has moved to data rates high enough to be in our "sweet spot" of existing products and expertise. Second, we do not have to battle established suppliers because most prior generation systems used customer designed ASICs. Time-to-market requirements and a scarcity of qualified design engineers renders the full custom approach ineffective.

     In the intelligent edge of the network, our "complete solution" approach of physical layer, processor, and switch fabric has found fertile ground. As the first complete supplier for this application, we have already won numerous total solution wins among the startups. Moreover, among the established suppliers, the need to reduce cycle times - along with the best of class performance of our network processors and switch fabrics - has enabled us to win several significant designs, even as they continue to design a portion of the solution as custom circuits. We expect this segment of the market to be a significant catalyst of growth by mid-2001.

Some of the new products include:

-------------------------------------------------------------------------------

  The PaceMaker 2.4 - a highly integrated cell/packet traffic management engine with state of the art Quality of Service features supporting full OC-48 data rates.

  The IQ2000 - a highly programmable and scalable family of network processors designed to deliver flexible, wire-speed deep-packet processing solutions at speeds up to 2.5 Gb/s. The programmability of these processors enables functional evolution with the emergence or revision of standards.

  The VSC9182 - a 64 x 64 STS-12 Time Slot Interchange Switch that grooms multiple SONET/SDH tributaries at the STS-1 level and provides 40 Gb/s of STS-1 connectivity.

-------------------------------------------------------------------------------

     Storage Area Networks (SAN), currently based on Fibre Channel, are rapidly being upgraded from data rates of 1 Gb/s to 2 Gb/s. To enable this market, we have introduced our initial 2 Gb/s products that provide complete disk chip set solutions along with best-in-class signal quality. These products keep us in the forefront of the burgeoning networked storage market. Our SAN solutions are used by leading providers such as EMC, Sun Microsystems and page no. 11
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

Hewlett Packard. Looking forward, the SAN product group will augment their current market by expanding into Networked Attached Storage (NAS), Storage over Ethernet (iSCSI) and InfiniBand. Some of the significant SAN products introduced this year include:

-------------------------------------------------------------------------------

  The VSC7217 - a quad 8-bit parallel-to-serial and serial-to-parallel transceiver chip for high bandwidth interconnection between buses, backplanes, or other subsystems. Four Fibre Channel and Gigabit Ethernet compliant transceivers provide up to 8.32 Gb/s of duplex raw data transfer.

  The VSC7130 - a dual repeater/retimer for Fibre Channel (1.0625 Gb/s) and Gigabit Ethernet (1.25 Gb/s) systems to provide bi-directional Clock and Data Recovery (CDR).

  The VSC7148 - a device that contains all the functions needed to implement an entire daisy-chainable 1.0625 Gb/s Fibre Channel JBOD Loop for storage systems containing up to sixteen disk drives. This device is typically used in distributing Fibre Channel signals to an array of disk drives in managed and un-managed arrays.

-------------------------------------------------------------------------------

     During fiscal 2000, we continued to strengthen our market position by introducing over 50 new standard products, establishing a formidable barrier to entry by our competitors. These include products fabricated with a variety of technologies matched to optimize the product's performance. These process technologies include our proprietary H-GaAs process, as well as commercially available "foundry" technologies such as CMOS and Silicon Germanium (SiGe). Our product portfolio now consists of over 100 standard products with an anticipated average production life span of four to five years with some products approaching their tenth year of production.

TECHNOLOGY

     In the most recent year, we began shipping our initial H-GaAs V products for 10 Gb/s applications. This process offers superior device performance characteristics compared to current SiGe technology.

     In order to meet the needs of 40 Gb/s and 80 Gb/s products in 2001 and beyond, we are developing an even higher performance process based on Indium Phosphide (InP) Heterojunction Bipolar Transistor (HBT) technology. The InP HBT technology will be established on our four-inch line in Camarillo, California, with our six-inch line in Colorado Springs, Colorado supplying the bulk of our GaAs production.

                                   page no. 12
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

     The combination of two proprietary internally manufactured process technologies combined with two commercial "foundry" processes (CMOS and SiGe) places us in a unique position of utilizing the best technology for any individual product. On a competitive basis, none of our competitors have a process barrier that prevents us from competing with them, whereas in some of our product lines we can supply either unique or superior products based on process technology.

SUMMARY AND OUTLOOK

     We enter the new fiscal year with much anticipation. Our complete solutions strategy - strengthened by acquisitions and internal product development - is largely complete. We have the resources - both engineering talent and financial -to capitalize on the fundamental shifts currently taking place among systems manufacturers. With an extensive number of new products on the horizon, which will augment what is already the industry's broadest line, the future holds tremendous promise.

     In closing, let me thank our employees for their unflagging dedication, the board of directors for its sound guidance and our customers for their loyalty and support. To you, our shareholders, I express gratitude for your commitment and support as we embark on an exciting new chapter in our corporate history.

Sincerely,

/s/ Louis Tomasetta
Louis Tomasetta
President and Chief Executive


/s/ Pierre R. Lamond
Pierre R. Lamond
Chairman of the Board

                                   page no. 13
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

FIVE-YEAR SELECTED FINANCIAL DATA (1)

                                                                  As of and for the years ended September 30,
                                                       2000             1999              1998            1997           1996
                                                -----------------------------------------------------------------------------
(in thousands except per share amounts)
OPERATING RESULTS
    Revenues                                   $    441,694     $    281,669         $ 181,169       $ 109,335     $   66,046
    Income from operations                           60,802           79,454            46,992          25,349         13,112
    Net income                                  (a)  27,889      (b)  61,151            48,634          29,689         12,320
    Net income per share - basic                  (a)  0.16        (b)  0.37              0.32            0.21           0.12
    Net income per share - diluted                (a)  0.15        (b)  0.34              0.29            0.19           0.10

BALANCE SHEET
    Cash and short-term investments                 699,556          200,186           176,773         160,988         53,035
    Working capital                                 806,571          295,463           295,463         181,172         70,606
    Total assets                                  1,901,066          543,069           543,069          300,737       101,071
    Long-term debt, less current portion            723,587            1,636               701            1,091         1,166
    Total shareholders' equity                    1,105,402          502,381           361,646          269,740        88,053

(a) Net income and net income per share included in-process research and development expenses of $45.6 million, amortization of goodwill and purchased intangibles of $39.9 million and acquisition related costs of $7.3 million. Proforma net income and diluted net income per common share, excluding these items, net of tax, were $116.9 million and $0.62, respectively.

(b) Net income and net income per share included amortization of goodwill and purchased intangibles of $1.2 million. Pro forma net income and diluted net income per common share, excluding this item, were $61.4 million and $0.34, respectively.

QUARTERLY RESULTS AND STOCK MARKET DATA  (unaudited) (1)

                                                                  First        Second         Third          Fourth      Total Year
                                                                 Quarter       Quarter        Quarter        Quarter
                                                             -----------------------------------------------------------------------
(in thousands except stock price and per share amounts)
FISCAL YEAR 2000
    Revenues                                                    $ 89,279     $ 100,310      $ 114,090      $ 138,015     $  441,694
    Net income (loss)                                             19,890       (16,874)        13,284         11,589         27,889
    Net income (loss) per share - diluted                           0.11         (0.10)          0.07           0.07           0.15
    Common stock price range (b):
       High                                                        82.38        106.13          92.69          94.06         106.13
       Low                                                         35.91         43.00          41.44          54.81          35.91

FISCAL YEAR 1999
    Revenues                                                    $ 60,708      $ 66,997      $  73,277      $  80,687     $  281,669
    Net income                                                    13,153        13,592         15,035         19,371         61,151
    Net income per share - diluted (a)                              0.08          0.08           0.08           0.11           0.34
    Common stock price range (b):
       High                                                        24.47          6.20          33.78          48.38          48.38
       Low                                                          9.03         21.81          21.19          28.81           9.03

FISCAL YEAR 1998
    Revenues                                                    $ 36,632      $ 43,360      $  46,587      $  54,590     $  181,169
    Net income                                                    10,478        13,329         10,752         14,075         48,634
    Net income per share - diluted (a)                              0.06          0.08           0.06           0.08           0.29
    Common stock price range (b):
       High                                                        13.03         12.72          15.44          18.16          18.16
       Low                                                          8.22          9.30          11.56          11.69           8.22

(a) Net income (loss) per share computations for each quarter are independent and may not add to the net income per share computation for the year.

(b) The Company's common stock is traded on the Nasdaq National Market System under the symbol VTSS. At September 30, 2000, there were approximately 1,686 shareholders of record. Common stock prices are closing prices as reported on the Nasdaq National Market System. All share and per share data for all periods presented have been adjusted to reflect a 2 for 1 stock split of common stock that was effected on October 20, 1999 and a 2 for 1 stock split of common stock that was effected on May 26, 1998. The Company has never paid cash dividends and has no present plans to do so. The Company's bank line of credit agreement and lease agreements prohibit the payment of dividends without the banks' consents. See Notes 4 and 9 of the Consolidated Financial Statements.

(1) All historical financial information has been restated to reflect the acquisition of SiTera, Inc. in the third quarter of fiscal 2000, which was accounted for as a pooling-of-interests. In addition, the historical financial information has been restated to reflect the acquisitions of Serano Systems Corporation and XaQti Corporation, which were completed in fiscal 1999, and were accounted for as poolings-of-interests.

                                   page no. 17
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

MANAGEMENT'S DISCUSSION AND OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion of the financial condition and results of operations of Vitesse Semiconductors Corporation and subsidiaries ("Vitesse" or the "Company") should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. All historical financial information has been restated to reflect the acquisitions that were accounted for as pooling-of-interests transactions (see Note 2 to the Consolidated Financial Statements). The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Exchange Act that involve risks and uncertainties, including statements regarding amortization of intangible assets, interest expense, research and development expense, profitability and the ability to use net operating loss carryforwards and tax credits, and liquidity and capital resources. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors Affecting Future Operating Results."

OVERVIEW

We are a leading supplier of high-performance integrated circuits ("ICs") targeted principally at systems manufacturers in the communications markets. Over the past few years, the proliferation of the Internet and the explosive growth in the volume of data being sent over local and wide area networks has placed a tremendous strain on the networking infrastructure. The demand for increased bandwidth has resulted in a need for both faster as well as more expansive networks. Additionally, there has also been a growing trend towards the outsourcing of IC design and manufacture by systems companies to suppliers of ICs such as Vitesse. These and other factors have led to an increasing demand for high performance ICs.

We are also a supplier of ICs to other markets such as the automatic test equipment ("ATE") market. In fiscal 2000, sales of communications and ATE products represented 89% and 11%, respectively, of our total revenues.

We have focused our sales efforts on a relatively small number of systems manufacturers who require high-performance ICs. Sales to our 10 largest customers represented approximately 61%, 66% and 69% of total revenues in fiscal 2000, 1999 and 1998, respectively.

                                    page no.18
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


As of September 30, 2000, we had $101.5 million and $63.1 million of federal and state net operating loss carryforwards, respectively, which will be recoverable only if future taxable income is sufficient to utilize such tax loss carryforwards. Based on historical results of operations, estimated future taxable income and other factors, we believe that it is more likely than not that the tax benefits associated with such loss carryforwards will be realized. See Note 6 to the Consolidated Financial Statements.

     In fiscal 2000, we completed acquisitions of Orologic, Inc. ("Orologic") in exchange for $450.0 million of our common stock, SiTera Incorporated ("SiTera") in exchange for $750.0 million of our common stock and several other companies for an aggregate of approximately $36.5 million in stock options assumed and cash. With the exception of SiTera, all acquisitions in fiscal 2000 have been accounted for using the purchase method of accounting. As a result, an aggregate of $478.2 million in goodwill and other identifiable intangible assets will be amortized over 2 to 7 years. In connection with the acquisitions in fiscal 2000, we also recorded $23.0 million in unearned compensation on stock options which will be amortized over the vesting period of the stock options.While we frequently evaluate potential acquisitions of business, products or technologies that we believe will contribute to our strategy, we do not currently have any binding commitments with respect to any material acquisitions.

Results of Operations

The following table sets forth statements of operations data expressed as a percentage of total revenues for the fiscal years indicated:

                                                   Years Ended September 30,
                                                2000          1999        1998
                                              --------------------------------

Revenues                                       100.0%         100%        100%
                                              --------------------------------
Costs and expenses:
  Cost of revenues                              34.1          37.2        39.4
  Engineering, research and development         19.5          20.4        20.4
  Selling, general and administrative           11.6          13.8        14.3
  Acquisition related costs                     21.0          0.4           --

    Total costs and expenses                    86.2          71.8        74.1

Income from operations                          13.8          28.2        25.9
Other income, net                                4.7           3.9         5.3
                                              --------------------------------

Income before income taxes                      18.5          32.1        31.2
Income taxes                                    12.2          10.4         4.4
                                              --------------------------------
Net income                                       6.3%         21.7%       26.8%
                                              ================================

                                   page no. 19
                                               VITESSE SEMICONDUCTOR CORPORATION
                                       AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2000, AS COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

REVENUES Revenues in fiscal 2000 were $441.7 million, a 57% increase over the $281.7 million recorded in fiscal 1999. The increase in total revenues was due to a unit growth in shipments of existing products as well as the introduction of new products to customers in the communications markets.

COST OF REVENUES Cost of revenues as a percentage of total revenues in fiscal 2000 was 34.1% compared to 37.2% in fiscal 1999. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of our Colorado Springs wafer fabrication facility as well as improved manufacturing yields at both the Colorado Springs and Camarillo wafer fabrication facilities.

ENGINEERING, RESEARCH AND DEVELOPMENT Engineering, research and development expenses were $86.2 million in fiscal 2000 compared to $57.3 million in fiscal 1999. The increase was principally due to increased headcount, primarily from acquisitions, and higher costs to support our continuing efforts to develop new products. Our engineering, research and development costs are expensed as incurred. We intend to continue to increase the absolute dollar amount of engineering, research and development expenses in the future. As a percentage of total revenues, engineering, research and development expenses were 19.5% in fiscal 2000 and 20.4% in fiscal 1999.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses were $51.1 million in fiscal 2000 compared to $38.9 million in fiscal 1999. The increase was principally due to increased compensation and travel costs resulting from recent acquisitions, and increased legal and accounting fees. As a percentage of total revenues, selling, general and administrative expenses declined to 11.6% in fiscal 2000 from 13.8% in fiscal 1999.

ACQUISITION RELATED COSTS Acquisition related costs consists of amortization of goodwill and other identifiable intangible assets, purchased in-process research and development ("IPRD"), and amortization of unearned compensation and other acquisition related costs. Amortization of goodwill and other identifiable intangible assets was $39.9 million in fiscal 2000, compared with $1.2 million in fiscal 1999. Amortization of goodwill and other identifiable intangible assets primarily relates to various purchase acquisitions (see Note 2 to the Consolidated Financial Statements). Amortization of goodwill and purchased intangible assets will increase to the extent we acquire companies and technologies.

Purchased IPRD of $45.6 million for fiscal 2000 arose from the purchase of Orologic, completed in fiscal 2000 (see Note 2 to the Consolidated Financial Statements). Purchased IPRD was expensed upon acquisition because technological feasibility had not been established and no further alternative uses existed. The estimated fair value of these projects was determined by use of a discounted cash flow model. The value of the in-process technology was calculated by identifying research projects in areas for which technological feasibility had not been established, estimating the resulting net cash flows from such products, discounting the net cash flow to present value, and applying the reduced percentage completion of the projects thereto.

The estimated net cash flows span a three to six year period. These net cash flows were discounted back to their present value using a factor that takes into account the risks surrounding the successful development of the purchased in-process technology. The discount rate used in calculating the present value of the IPRD was 20% and was based on the risk profile of the acquired assets.

Key assumptions used in the analysis of the in-process projects primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections once the products have entered the market. Shipment volumes of products from the acquired technologies are not material to our overall financial results at the present time. Therefore, it is difficult to determine the accuracy of overall revenue projections early in the technology or product life cycle. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that acquisition was completed and potentially result in impairment of any other assets related to the development activities.

                                  Page no. 20
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Included in acquisition related costs is the amortization of unearned compensation and other acquisition related costs such as legal and accounting fees of $4.0 million and $3.3 million, respectively, in fiscal 2000.

OTHER INCOME, NET. Other income consists of interest income, net of interest and other expenses. Interest income increased to $39.4 million for the year ended September 30, 2000, from $11.0 million in the prior year. Interest expense was $18.5 million for the year ended September 30, 2000, compared to a minor amount in the prior year. The increase in interest income is due to higher average cash, short-term investments, long-term investments and long-term deposit balances resulting from increased profitability and proceeds received from the convertible debenture offering (see Note 4 to the Consolidated Financial Statements). Increased interest expense relates to the debentures and amortization of debt issue costs. As a result of the convertible debenture offering, we expect to record interest expense of approximately $8.1 million per quarter in future periods.

INCOME TAXES. We recorded a provision for income taxes in the amount of $53.8 million in fiscal 2000 and $29.3 million in fiscal 1999. The actual effective tax rate for fiscal 2000 and 1999 was 66% and 32%, respectively. Excluding the effects of the Orologic acquisition, the fiscal 2000 effective income tax rate was 33%.

YEAR ENDED SEPTEMBER 30, 1999, AS COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

REVENUES Revenues in fiscal 1999 were $281.7 million, a 55% increase over the $181.2 million recorded in fiscal 1998. The increase in total revenues was due to a unit growth in shipments of existing products, as well as the introduction of new products to customers in the communications and ATE markets.

COST OF REVENUES Cost of revenues as a percentage of total revenues in fiscal 1999 was 37.2% compared to 39.4% in fiscal 1998. The decrease in cost of revenues as a percentage of total revenues resulted primarily from a reduction in per unit costs associated with increased utilization of our Colorado Springs wafer fabrication facility, as well as improved manufacturing yields at both the Colorado Springs and Camarillo wafer fabrication facilities.

ENGINEERING, RESEARCH AND DEVELOPMENT Engineering, research and development expenses were $57.3 million in fiscal 1999 compared to $37.0 million in fiscal 1998. The increase was principally due to increased headcount and higher costs to support our continuing efforts to develop new products. As a percentage of total revenues, engineering, research and development expenses were 20.4% in fiscal 1999 and 1998.

SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses were $38.9 million in fiscal 1999 compared to $25.8 million in fiscal 1998. The increase was principally due to increased headcount, higher commissions earned by sales representatives resulting from increased sales, and increased advertising costs. As a percentage of total revenues, selling, general and administrative expenses declined to 13.8% in fiscal 1999 from 14.3% in fiscal 1998.

ACQUISITION RELATED COSTS Acquisition related costs consists of amortization of goodwill and other identifiable intangible assets of $1.2 million and $0 in fiscal 1999 and 1998, respectively. Amortization of goodwill and other identifiable intangible assets primarily relates to various acquisitions (see
Note 2 to the Consolidated Financial Statements).

OTHER INCOME, NET Other income consists of interest income, net of interest and other expenses. Other income increased to $11.0 million in fiscal 1999 from $9.6 million in fiscal 1998 due to a higher average cash, short-term investments and long-term deposit balances in fiscal 1999 as compared to fiscal 1998 resulting primarily from positive cash flow and profitability.

                                  Page no. 21
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES We recorded a provision for income taxes in the amount of $29.3 million in fiscal 1999 and $7.9 million in fiscal 1998, representing effective tax rates of 32% and 14%, respectively. The increase in the effective tax rate is due to the full utilization in prior years of available net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES We generated $152.4 million, $79.3 million and $41.5 million from operating activities in fiscal 2000, 1999 and 1998, respectively. The increase in cash from operations was principally due to an improvement in profitability, excluding the one time non-cash charge of $45.6 million relating to purchased IPRD in fiscal 2000.

INVESTING ACTIVITIES We used $719.3 million, $112.9 million and $87.3 million in investing activities for the years ended September 30, 2000, 1999, and 1998, respectively. The increase in cash used in investing activities for fiscal 2000 was primarily due to the net investment of $586.9 million in held to maturities debt and equity securities, from the proceeds received from the convertible subordinated debentures offering. Capital expenditures, primarily for manufacturing and test equipment, were $90.0 million, $44.5 million and $32.0 million in fiscal 2000, 1999 and 1998, respectively. As further discussed in
Note 2 to the Consolidated Financial Statements, we also paid $34.0 million and $13.0 million in cash for the purchase of companies during fiscal 2000 and 1999, respectively.

As a result of increased demand for our products, we have been increasing capacity at our Colorado Springs manufacturing facility. The majority of the costs associated with increasing capacity were financed through various operating lease transactions (see Note 9 to the Consolidated Financial Statements). We intend to continue investing in new manufacturing, test and engineering equipment.

FINANCING ACTIVITIES In fiscal 2000, we generated $734.0 million of cash from financing activities. We received $702.0 million from convertible subordinated debentures, net of issuance costs, $5.4 million of proceeds from term loans, $28.8 million of proceeds from the issuance of common stock pursuant to our stock option and stock purchase plans, $1.5 million from capital contributions by minority interest limited partners and $1.5 million from the elimination of duplicate period of pooled companies. This was partially offset by $5.1 million in repayments of debt obligations. In fiscal 1999, we generated $38.3 million of cash from financing activities consisting of $2.9 million of proceeds from term loans, $37.5 million of proceeds from the issuance and sale of common stock, and proceeds from the issuance of common stock pursuant to our stock option and stock purchase plans, and $0.8 million from the elimination of duplicate period of pooled companies. This was partially offset by $2.9 million in repayments of debt obligations.

We have an agreement with a bank for a revolving line of credit which expires on January 15, 2001. The maximum amount available under the revolving line of credit is $12.5 million. The interest rate on the borrowings under this line of credit is equal to the bank's prime rate (see Note 4 to the Consolidated Financial Statements).

We believe that our cash and cash equivalents, short-term investments, cash flow from operations and revolving line of credit agreement are adequate to finance our planned growth and operating needs for next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

At September 30, 2000, our long-term debt consists of convertible subordinated debentures with interest at a fixed rate. Consequently, we do not have significant cash flow exposure on our long-term debt.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"). SFAS No. 133 will require recognition of all derivatives as either assets or liabilities on the balance sheet at fair value. We will adopt SFAS No. 133, as amended by SFAS No. 137, in the first quarter of our fiscal year ending September 30, 2001. At this time we do not expect the adoption of this standard will have a material effect on our consolidated financial statements.

                                  Page no. 22
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views of applying generally accepted accounting principles to revenue recognition in financial statements. At this time, we do not expect the adoption of SAB 101 to have a material effect on our operations or financial position. We are required to adopt SAB 101 in the fourth quarter of fiscal 2001.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS
WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS IN A FEW INDUSTRIES

We intend to continue focusing our sales effort on a small number of customers in the communications and automatic test equipment markets that require high-performance integrated circuits. Some of these customers are also our competitors. For the fiscal year ended September 30, 2000, our largest customer accounted for 15% of our total revenues and no other customer accounted for more than 10% of our total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.

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

     .  Delays in introducing new products

     .  Design changes made by our customers

     .  Our failure to manufacture and ship products on time

     . Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields

     .  Variations in product and process development costs

     .  Changes in inventory levels; and

     .  Expenses or operational disruptions resulting from acquisitions

In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. In future periods, we expect a substantial increase in amortization of intangible assets resulting from recent acquisitions and interest expense resulting from recent financing activities. These additional expenses will have a material and adverse effect on our earnings in future periods. The occurrence of any of the above mentioned factors could have a material adverse effect on our business and on our financial results.

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

                                  Page no. 23
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HERE ARE RISKS ASSOCIATED WITH RECENT AND FUTURE ACQUISITIONS

In fiscal 2000, we made two significant strategic acquisitions. In March 2000, we completed the acquisition of Orologic in exchange for approximately 4.6 million shares of our common stock. In May 2000, we completed the acquisition of SiTera in exchange for approximately 14.7 million shares of our common stock. Also in 2000, we have completed two smaller acquisitions for an aggregate of approximately $36.5 million in stock options assumed and cash. These acquisitions may result in the diversion of management's attention from the day-to-day operations of the Company's business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially and adversely affected.

In addition, acquisitions could result in dilutive issuances of equity securities, substantial debt, and amortization expenses related to goodwill and other intangible assets. In particular, in connection with our acquisition of Orologic, we were required to expense in-process research and development of $45.6 million in fiscal 2000. Further, we expect to amortize an aggregate of approximately $441.0 million of goodwill and other identifiable intangible assets over the next 2 to 6 years. We do not currently have any binding obligations with respect to any particular material acquisition; however, our management frequently evaluates strategic opportunities available. In the future we may pursue additional acquisitions of complementary products, technologies or businesses.

OUR INDUSTRY IS HIGHLY COMPETITIVE

The high-performance semiconductor market is extremely competitive and is characterized by rapid technological change, price erosion and increased international competition. We compete directly or indirectly with the following categories of companies:

     . High-performance integrated circuit suppliers such as Hewlett Packard, Broadcom, Conexant, Intel, Motorola, Lucent Technologies, PMC Sierra and Applied Micro Circuits Corporation

     . Internal integrated circuit manufacturing units of systems companies such as Lucent Technologies, Fujitsu and Cisco Systems.

Our current and prospective competitors include many large companies that have substantially greater marketing, financial, technical and manufacturing resources than we do.

Competition in the markets that we serve is primarily based on prices, performance, product quality and the ability to deliver products in a timely fashion. Product qualification is typically a lengthy process and some prospective customers may be unwilling to invest the time or expense necessary to qualify suppliers such as Vitesse. Prospective customers may also have concerns about the relative advantages of our products compared to more familiar silicon-based semiconductors. Further, customers may also be concerned about relying on a relatively small company for a critical sole-sourced component. To the extent we fail to overcome these challenges, there could be material and adverse effects on our business and financial results.

                                  Page no. 24
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATONS


THERE IS RISK ASSOCIATED WITH DOING BUSINESS IN FOREIGN COUNTRIES

In fiscal 2000, international sales accounted for 24% of our total revenues, and we expect international sales to constitute a substantial portion of our total revenues for the foreseeable future. International sales involve a variety of risks and uncertainties, including risks related to:

     .  Reliance on strategic alliance partners
     .  Compliance with foreign regulatory requirements
     .  Variability of foreign economic conditions
     . Changing restrictions imposed by U.S. export laws, and . Competition from U.S. based companies that have firmly established significant international operations

Failure to successfully address these risks and uncertainties could adversely affect our international sales, which could in turn have a material and adverse effect on our results of operations and financial condition.

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

Since a majority of our manufacturing costs are relatively fixed, maintaining a number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may lead to reduced gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.

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

                                    page no. 25
                                               VITESSE SEMICONDUCTOR CORPORATION
                                        AR 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATONS


OUR FAILURE TO MANAGE GROWTH MAY ADVERSELY AFFECT US

The management of our growth requires qualified personnel, systems and other resources. In particular, the continued operation of the new facility in Colorado Springs and its integration with the Camarillo facility will require significant management, technical and administrative resources. Additionally, we have recently established several product design centers worldwide. Finally, we acquired Vermont Scientific Technologies, Inc., ("VTEK"), in November 1998, Serano Systems Corporation ("Serano") in January 1999, XaQti Corporation ("XaQti") in July 1999, Orologic in March 2000, SiTera in May 2000, certain assets and liabilities of Kalman Saffran Associates, Inc., ("KSA") in June 2000 and certain assets and liabilities of Philips Semiconductors, Inc. ("Philips") in August 2000, and we have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.

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

OUR ABILITY TO REPURCHASE OUR DEBENTURES, IF REQUIRED, WITH CASH UPON A CHANGE OF CONTROL MAY BE LIMITED

In certain circumstances involving a change of control or the termination of public trading of our common stock, holders of the debentures may require us to repurchase some or all of the debentures. We cannot assure you that we will have sufficient financial resources at such time or will be able to arrange financing to pay the repurchase price of the debentures.

Our ability to repurchase the debentures in such event may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments. We may not have the financial ability to repurchase the debentures if payment of our senior debt is accelerated.

                                    page no. 26
                                               VITESSE SEMICONDUCTOR CORPORATION
                                        AR 2000

INDEPENDENT AUDITORS' REPORT



THE BOARD OF DIRECTORS AND SHAREHOLDERS

VITESSE SEMICONDUCTOR CORPORATION:

We have audited the accompanying consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

KPMG LLP
Los Angeles, California
October 16, 2000

                                    page no. 27
                                               VITESSE SEMICONDUCTOR CORPORATION
                                        AR 2000

CONSOLIDATED BALANCE SHEETS


                                                                                         September 30,
September  30, 2000 and 1999                                                            2000        1999
                                                                                ------------------------
(in thousands, except  share data)
ASSETS
Current assets:
    Cash and cash equivalents                                                     $  257,081   $  89,941
    Short-term investments                                                           442,475     110,245
    Accounts receivable, net of allowances of $10,125 and $3,500
     in 2000 and 1999, respectively                                                  113,172      69,080
    Inventories, net                                                                  43,715      26,931
    Prepaid expenses and other current assets                                          6,969       5,641
    Deferred tax assets, net                                                          13,730      32,677
                                                                                ------------------------
     Total current assets                                                            877,142     334,515
                                                                                ------------------------
    Long-term investments                                                            292,698      38,063
    Property and equipment, net                                                      141,874      81,849
    Restricted long-term deposits                                                     75,804      67,334
    Intangible assets, net                                                           452,895      14,609
    Deferred tax assets, net                                                          43,506       6,237
    Other assets                                                                      17,147         462
                                                                                ------------------------
                                                                                  $1,901,066   $ 543,069
                                                                                ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                              $   21,813   $  16,387
    Accrued expenses and other current liabilities                                    36,224      13,841
    Income taxes payable                                                               8,307       5,517
    Current portion of long-term debt                                                  4,227       3,307
                                                                                ------------------------
     Total current liabilities                                                        70,571      39,052
                                                                                ------------------------
Long-term debt                                                                         3,587       1,636
Convertible subordinated debt                                                        720,000           -

Minority interest                                                                      1,506           -
Commitments and contingencies
Shareholders' equity
    Preferred stock, $.01 par value. Authorized 10,000,000 shares; none issued
     or outstanding                                                                        -           -
    Common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 180,049,153 and 170,937,687 shares at September 30, 2000
     and 1999, respectively                                                            1,801       1,709
     Treasury stock, 0 and 754,845 shares at September 30, 2000 and 1999,
     respectively, at cost                                                                 -        (100)
    Additional paid-in-capital                                                       998,537     406,103
    Unearned compensation                                                            (18,958)          -
    Retained earnings                                                                124,022      94,669
                                                                                ------------------------
     Total shareholders' equity                                                    1,105,402     502,381
                                                                                ------------------------

                                                                                  $1,901,066   $ 543,069
                                                                                ========================

See accompanying notes to consolidated financial statements.

                                    page no. 28
                                               VITESSE SEMICONDUCTOR CORPORATION
                                        AR 2000

CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended September 30, 2000, 1999 and 1998                                                      Years ended September 30,
(in thousands except per share amounts)                                                        2000           1999         1998
                                                                                            --------------------------------------
Revenues                                                                                    $ 441,694       $ 281,669     $181,169
                                                                                            --------------------------------------

Cost and expenses:
    Cost of revenues                                                                          150,803         104,815       71,312
    Engineering, research and development                                                      86,220          57,323       37,033
    Selling, general and administrative                                                        51,087          38,867       25,832
    Acquisition related costs                                                                  92,782           1,210           --
                                                                                            --------------------------------------
     Total costs and expenses                                                                 380,892         202,215      134,177
                                                                                            --------------------------------------

Income from operations                                                                         60,802          79,454       46,992

Other income, net                                                                              20,876          10,989        9,568
                                                                                            --------------------------------------

Income before income taxes                                                                     81,678          90,443       56,560
Income taxes                                                                                   53,789          29,292        7,926
                                                                                            --------------------------------------
Net income                                                                                  $  27,889       $  61,151     $ 48,634
                                                                                            --------------------------------------

Net income per share:
    Basic                                                                                   $    0.16       $    0.37     $   0.32
                                                                                            ======================================
    Diluted                                                                                 $    0.15       $    0.34     $   0.29
                                                                                            ======================================
Shares used in per share computations:
    Basic                                                                                     176,147         164,602      153,735
                                                                                            ======================================
    Diluted                                                                                   189,828         178,312      166,847
                                                                                            ======================================

See accompanying notes to consolidated financial statements.

                                  Page no. 29
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                           Retained
                                                                                Additional                 Earnings        Net
Years ended September 30, 2000, 1999     Common Stock        Treasury Stock      Paid-in     Unearned   (Accumulated   Shareholders'
(in thousands, except share data)     Shares      Amount    Shares      Amount   Capital   Compensation    Deficit)       Equity
                                     ---------------------------------------------------------------------------------------------
Balance, September 30, 1997          149,651,897  $ 1,497        --    $    --  $ 284,193   $      --    $  (15,950)    $  269,740
Exercise of stock options              3,934,792       39        --         --      6,493          --            --          6,532
Shares issued under Employee
  Stock Purchase Plan                    234,726        2        --         --      2,238          --            --          2,240
Issuance of common stock,
  net of expenses                      6,240,596       62        --         --     20,244          --            --         20,306
Repurchase of unvested
  options                                                  (164,642)       (93)        92          --            --             (1)
Tax benefit of disqualifying
  dispositions of options                     --                                   14,195          --            --         14,195
Net income                                    --       --        --         --          -          --        48,634         48,634
                                     ---------------------------------------------------------------------------------------------
Balance, September 30, 1998          160,062,011    1,600  (164,642)       (93)   327,455          --        32,684        361,646
Exercise of stock options              5,954,416       60        --         --     19,820          --            --         19,880
Shares issued under
  Employee Stock Purchase Plan           196,740        2        --         --      3,538          --            --          3,540
Issuance of common stock,
  net of expenses                      4,724,520       47        --         --     13,998          --            --         14,045
Issuance of warrants in
  connection with debt financing              --       --        --         --         85          --            --             85
Tax benefit of disqualifying
  dispositions of options                     --       --        --         --     40,902          --            --         40,902
Stock options issued in
  purchase transaction                        --       --        --         --        300          --            --            300
Repurchase of unvested
  options                                     --       --  (590,203)        (7)         5          --            --             (2)
Elimination of duplicate
  period of pooled companies                  --       --        --         --         --          --           834            834
Net income                                    --       --        --         --         --          --        61,151         61,151
                                     ---------------------------------------------------------------------------------------------
Balance, September 30, 1999          170,937,687    1,709  (754,845)      (100)   406,103          --        94,669        502,381
Exercise of stock options              4,902,393       49        --         --     22,439          --            --         22,488
Shares issued under Employee
  Stock Purchase Plan                    179,786        2        --         --      5,765          --            --          5,767
Stock issued in purchase
  transaction                          4,546,883       45        --         --    422,497          --            --        422,542
Exercise of warrants issued
  in debt financing                      258,493        3        --         --        495          --            --            498
Retirement of treasury
 stock                                  (754,845)      (7)  754,845        100        (93)                                      --
Tax benefit of disqualifying
  dispositions of options                     --       --        --         --     66,183          --            --         66,183
Stock options issued in
  purchase transaction                        --       --        --         --     55,396      (3,250)           --         52,146
Unearned compensation on
  stock options granted to
   employees                                  --       --        --         --     19,752     (19,752)           --             --
Amortization of unearned
  compensation                                --       --        --         --         --       4,044            --          4,044
Reduction of shares in
  escrow                                 (21,244)      --        --         --         --          --            --             --
Elimination of duplicate period
  of pooled companies                         --       --        --         --         --          --         1,464          1,464
Net income                                    --       --        --         --         --          --        27,889         27,889
                                     ---------------------------------------------------------------------------------------------
Balance, September 30, 2000          180,049,153  $ 1,801        --    $    --  $ 998,537   $ (18,958)   $  124,022     $1,105,402
                                     =============================================================================================


See accompanying notes to consolidated financial statements

                                  Page no. 30
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2000, 1999 and 1998                    Years ended September 30,
(in thousands)                                                 2000        1999         1998
                                                           ------------------------------------
Cash flows from operating activities:
Net income                                                  $  27,889   $  61,151     $ 48,634
    Adjustments to reconcile net income
      to net cash provided by operating activities:                --          --           --
        Depreciation and amortization                          71,385      24,564       16,044
        Amortization of debt issue costs and debt
          discount                                              2,307          48
        Amortization of deferred compensation                   4,044
        Purchased in-process research and development          45,614
        Expense recorded for forgiveness of notes
          receivable                                               --          --          245
        Deferred tax assets                                        --          --        3,899
    Changes in assets and liabilities:
        (Increase) decrease in, net of effects of
          acquisitions:
        Accounts receivable, net                              (43,924)    (28,611)     (18,482)
        Inventories, net                                      (16,784)     (9,723)      (5,377)
        Prepaid expenses and other current assets              (1,224)     (2,408)      (1,916)
        Other assets                                             (735)       (169)         160
    Increase (decrease) in, net of effects of
      acquisitions:
        Accounts payable                                        5,342         632       (5,722)
        Accrued expenses and other current liabilities          5,442       4,521       (2,613)
        Income taxes payable                                   53,040      29,328        6,615
                                                            ----------------------------------
          Net cash provided by operating activities           152,396      79,333       41,487
                                                            ----------------------------------
  Cash flows from investing activities:
    Investments, net                                         (586,865)    (56,698)     (32,131)
    Restricted long-term deposits                              (8,470)      1,370      (23,148)
    Capital expenditures                                      (89,967)    (44,518)     (31,990)
    Payment for purchase of companies, net of cash
     acquired                                                 (33,981)    (13,016)          --
                                                            ----------------------------------
    Net cash used in investing activities                    (719,283)   (112,862)     (87,269)
                                                            ----------------------------------
  Cash flows from financing activities:
    Principal payments under long-term debt and
      capital leases                                           (5,053)     (2,883)        (391)
    Proceeds from term loans                                    5,357       2,893          750
    Cash paid for debt issue costs                            (18,000)         --           --
    Proceeds from issuance of long term debt                  720,000          --           --
    Capital contributions by minority interest
      limited partners                                          1,506          --           --
    Elimination of duplicate period of pooled
      companies                                                 1,464         834           --
    Proceeds from issuance of common
     stock, net                                                28,753      37,463       29,077
                                                            ----------------------------------
      Net cash provided by financing activities               734,027      38,307       29,436
                                                            ----------------------------------
    Net increase (decrease) in cash and cash
      equivalents                                             167,140       4,778      (16,346)
  Cash and cash equivalents at beginning of year               89,941      85,163      101,509
                                                            ----------------------------------
  Cash and cash equivalents at end of year                  $ 257,081    $ 89,941    $  85,163
                                                            ----------------------------------

  Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest                                              $  15,106    $     88    $      85
                                                            ----------------------------------
      Income taxes                                          $     780    $  1,786    $   1,704
                                                            ----------------------------------

  Supplemental disclosures of non-cash transactions:
      Issuance of stock in purchase transaction             $ 422,542    $     --    $      --
                                                            ----------------------------------
      Issuance of stock options in purchase
        transaction                                         $  52,146    $    300    $      --
                                                            ----------------------------------
      Issuance of notes payable in purchase
        transaction                                         $      --    $  2,725    $      --
                                                            ----------------------------------
      Issuance of warrants in connection with debt
        financing                                           $      --    $     85    $      --
                                                            ----------------------------------
      Increase in equity associated with tax benefit
        from exercise of stock options                      $  66,183    $ 40,902    $  14,195
                                                            ----------------------------------

See accompanying notes to consolidated financial statements

                                  page no. 31
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS Vitesse Semiconductor Corporation was incorporated under the laws of Delaware on February 3, 1987. Vitesse Semiconductor Corporation is a leader in the design, development, manufacturing and marketing of high-performance integrated circuits.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Vitesse Semiconductor Corporation and its wholly owned subsidiaries and its majority controlled joint venture (collectively, the "Company"). Minority interest represents the limited partners' proportionate share of the equity of Vitesse Venture Fund, L.P. The minority interest impact is reflected in minority interest in (income) loss of the joint venture and is the limited partners' share of the majority controlled joint venture operations. As more fully described in Note 2, the Company's acquisition of SiTera on May 31, 2000 was accounted for under the pooling-of-interests method, and accordingly, all periods prior to the acquisitions have been restated to include the accounts and results of operations of SiTera for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

CASH EQUIVALENTS AND INVESTMENTS The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents and investments are principally composed of money market accounts and obligations of the U.S. government and its agencies. Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), the Company classifies its securities included under investments as held-to-maturity securities, which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of September 30, 2000 and 1999, carrying value was substantially the same as market value.

INVENTORIES Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market (net realizable value). Costs associated with the development of a new product are charged to engineering, research and development expense as incurred until the product is proven through testing and acceptance by the customer. Inventories are shown net of a valuation reserve of $12.7 million and $6.7 million at September 30, 2000 and 1999, respectively.

DEPRECIATION AND AMORTIZATION Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from 3 to 5 years. Goodwill and other intangibles are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic useful lives of the respective assets, generally 5 to 15 years.

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

RESEARCH AND DEVELOPMENT COSTS The Company charges all research and development costs to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer page no. 32
                                               VITESSE SEMICONDUCTOR CORPORATION
                                     AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPUTATION OF NET INCOME PER SHARE The reconciliation of shares used to calculate basic and diluted income per share consists of the following (in thousands):

                                                       2000      1999       1998
                                                  ------------------------------
Shares used in basic per share computations -
     weighted average shares outstanding            176,147   164,602    153,735
Net effect of dilutive common share equivalents
     based on treasury stock method                  13,681    13,710     13,112
                                                  ------------------------------
Shares used in diluted per share computations       189,828   178,312    166,847

Common stock equivalents to purchase 6,476,562, 165,364 and 53,490 shares that were outstanding at September 30, 2000, 1999 and 1998, respectively, were not included in the computation of diluted net income per share, as their effect would have been antidilutive. The antidilutive common stock equivalents at September 30, 2000 consist primarily of the convertible subordinated debentures that are convertible into the Company's common stock at a conversion price of $112.19.

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

LONG-LIVED ASSETS The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

ACCOUNTING FOR STOCK OPTIONS The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expense related to stock options granted to non-employees is accounted for under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation," whereby compensation expense is recognized over the vesting period based on the fair value of the options on the date of grant.

In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44. "Accounting for Certain Transactions involving Stock compensation" ("FIN 44"). FIN 44 provides guidance for issues arising in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." FIN 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards, and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to award issued after December 15, 1998. Application of FIN 44 did not have a material affect on the Company's financial reporting.

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

                                  page no. 33
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT REPORTING On October 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." This statement establishes standards for reporting operating segment information in annual financial statements and interim reports issued to stockholders. The Company operates in only one segment, as defined by SFAS No. 131. Geographic information is included in Note 7.

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

NOTE 2 - BUSINESS COMBINATIONS

POOLING-OF-INTERESTS BUSINESS COMBINATIONS
On May 31, 2000, the Company issued 14,698,288 shares of its common stock in exchange for all of the outstanding shares of SiTera, a pioneer in intelligent network processing for service provider, carrier edge, and large enterprise markets.

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

These acquisitions were accounted for as poolings-of-interests in fiscal 2000 and 1999; therefore, all prior periods presented have been restated.

The results of operations previously reported by the separate enterprises, and combined amounts presented in the accompanying consolidated financial statements, are summarized below (in thousands):

                                             The Company                                     The Company
                                         Before Acquisitions     Serano      XaQti     SiTera   Restated
                                      ------------------------------------------------------------------
Six months ended March 31, 2000:
     Revenues                                       $189,390       $   --   $    --   $   199   $189,589
     Net income (loss)                                 5,024           --        --    (2,008)     3,016
Year ended September 30, 1999:
     Revenues                                       $281,534       $   --   $    --   $   135   $281,669
     Net income (loss)                                69,880           --        --    (8,729)    61,151
Nine months ended June 30, 1999:
     Revenues                                       $200,086       $  346   $   475   $    75   $200,982
     Net income (loss)                                52,028         (135)   (3,659)   (6,454)    41,780
Three months ended December 31, 1998:
     Revenues                                       $ 60,179       $  346   $   183   $    --   $ 60,708
     Net income (loss)                                15,438         (135)     (699)   (2,522)    12,082
Year ended September 30, 1998:
     Revenues                                       $175,082       $1,329   $   474   $ 4,284   $181,169
     Net income (loss)                                52,873         (273)   (2,100)   (1,866)    48,634

                                  page no. 34
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, there were significant other changes to shareholders' equity for the separate entities for the periods before the combinations which include SiTera's issuance of 4,677,683 shares of common stock for $14.0 million in 1999, and SiTera's issuance of 5,323,970 shares of common stock for $10.0 million, XaQti's issuance of 801,666 shares of common stock for $9.0 million, and Serano's issuance of 117,786 shares of common stock for $1.2 million in 1998.

Certain reclassifications have been made to the financial statements of SiTera, Serano and XaQti to conform to the Company's financial presentation.

Prior to the combination, both Serano's and XaQti's fiscal years ended on December 31 and SiTera's fiscal year ended October 31. In recording the pooling-of-interests combination, Serano's and XaQti's financial statements for the year ended December 31, 1998 were combined with the Company's financial statements for the year ended September 30, 1998. SiTera's financial statements for the years ended October 31, 1999 and 1998, were combined with the Company's financial statements for the years ended September 30, 1999, and 1998. For the year ended September 30, 2000 the results of SiTera have been included herein, resulting in a duplication of operations for the period from October 1, 1999 to October 31, 1999. As a result, the Company has eliminated the related loss of $1.5 million from retained earnings for fiscal 2000. For the year ended September 30, 1999 the results of XaQti and Serano have been included herein, resulting in a duplication of operations for the period from October 1, 1998 to December 31, 1998. As a result, the Company has eliminated the related loss of $0.8 million from retained earnings for fiscal 1999.

PURCHASE ACCOUNTING BUSINESS COMBINATIONS
On March 31, 2000, the Company acquired all of the equity interests of Orologic in exchange for 4,546,883 shares of common stock and assumption of stock options to purchase 543,815 shares of common stock valued, in the aggregate, at approximately $485.0 million, which includes direct acquisition costs of $14.4 million. Orologic is a "fabless" semiconductor company that develops high performance system on a chip solutions that enable data packet processing at OC-48 and OC-192 rates. The acquisition of Orologic was recorded using the purchase method of accounting. Therefore, the consideration is allocated based on the fair values of the tangible and intangible assets and liabilities acquired. The allocation includes purchased in-process research and development costs of $45.6 million, which has been charged to expense in fiscal 2000, other identifiable intangible assets of $0.8 million and excess consideration of $441.0 million recorded as goodwill. Goodwill and other identifiable intangible assets will be amortized over their estimated useful lives ranging from 2 to 6 years. As of September 30, 2000, accumulated amortization related to these intangibles was $37.4 million.

Pro forma consolidated results of operations for the years ended September 30, 2000 and 1999 are summarized below to reflect the acquisition of Orologic as if it had occurred on October 1, 1999 and 1998, respectively:

(in thousands, except per share data)
Year ended September 30,                           2000       1999
                                             ---------------------
     Revenues                                  $441,944   $282,019
     Net loss                                   (13,963)   (15,369)
     Net loss per share - basic and diluted       (0.08)     (0.09)

During the year ended September 30, 2000, the Company acquired certain assets and liabilities of KSA and certain assets of the WAN product line of Philips for an aggregate of $36.5 million, paid in stock options assumed and cash. These transactions are being accounted for under the purchase method of accounting. In conjunction with these transactions, the Company recorded goodwill and other identifiable intangible assets of $27.6 and $8.8 million, respectively, with useful lives ranging from 5 to 7 years. As of September 30, 2000, accumulated amortization related to these intangibles was $1.1 million. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis.

During the year ended September 30, 1999, the Company acquired all of the equity interests of VTEK for $13.0 million cash and approximately $2.7 million in notes payable. The transaction is being accounted for as a purchase. In conjunction with the transaction, the page no. 35
                                               VITESSE SEMICONDUCTOR CORPORATION
                                     AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company recorded goodwill and other identifiable intangible assets amounting to $9.9 million and $5.9 million, respectively, with useful lives ranging from 5 to 15 years. As of September 30, 2000, accumulated amortization related to these intangibles was $2.6 million. The $2.7 million note is payable in installments of $2.0 million in November 1999, and the remaining balance in November 2000. Accordingly, the operations of VTEK are included from the date of acquisition. VTEK is not a significant acquisition, and therefore pro forma data is not presented herein.

NOTE 3 - BALANCE SHEET DETAIL

The following tables provide details of selected balance sheet items (in thousands):

                                                             September 30,
                                                            2000       1999
                                                        -------------------
INVENTORIES, NET:
Raw materials                                           $  4,184   $  5,168
Work in process                                           28,591     17,372
Finished goods                                            10,940      4,391
                                                        -------------------
     Total                                              $ 43,715   $ 26,931
                                                        ===================

PROPERTY AND EQUIPMENT, STATED AT COST:
Machinery and equipment                                 $171,761   $ 98,913
Furniture and fixtures                                     2,913      2,192
Computer equipment                                        33,764     25,125
Leasehold improvements                                     7,032      7,196
Land                                                       1,039      1,039
                                                        -------------------
                                                         216,509    134,465
Less accumulated depreciation and amortization            74,635     52,616
                                                        -------------------
     Total                                              $141,874   $ 81,849
                                                        ===================

Included in property and equipment are items not yet placed in services of $59.6 million and $5.1 million as of September 30, 2000 and 1999.

INTANGIBLE ASSETS, STATED AT COST:
Goodwill                                                $478,211   $  9,931
Other identifiable intangible assets                      15,780      5,888
                                                        -------------------
                                                         493,991     15,819
Less accumulated amortization                             41,096      1,210
                                                        -------------------
     Total                                              $452,895   $ 14,609
                                                        ===================
ACCRUED EXPENSES:
Accrued vacation                                        $  2,858   $  1,811
Accrued salaries, wages and bonuses                       17,730      8,329
Accrued acquisition costs                                  3,466          -
Deferred revenue                                           5,388        500
Other                                                      6,782      3,201
                                                        -------------------
     Total                                              $ 36,224   $ 13,841
                                                        ===================

NOTE 4 - DEBT

During March 2000, the Company issued $720 million aggregate principle amount of its 4% convertible subordinated debentures due March 2005. Net proceeds received by the Company, after costs of issuance, were approximately $702 million. Interest is payable in arrears semiannually on March 15 and September 15 of each year, beginning September 15, 2000. The debentures are convertible into the Company's common stock at approximately $112.19 per share, subject to certain adjustments. The notes may be redeemed at the Company's option, on or after March 15, 2003 at specified redemption prices. For the year ended September 30, 2000, interest expense relating to the convertible subordinated debentures aggregated $17.9 million.

                                  Page no. 36
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other long term debt at September 30, 2000 and 1999 consists of the following (in thousands):

                                                                 September 30,
                                                                 2000    1999
                                                                ---------------
Loan agreement, maximum interest of 15% per annum,
maturing through March 2003                                     $4,998  $    -
Note payable issued in connection with acquisition (Note 2)        977   2,725
Equipment financing facility, secured by equipment, interest
ranging from 8.19% to 12.37% and maturing through April 2003     1,144   1,215
Vendor note payable in conjunction with equipment purchase,
maturing through March 2001                                        391     990
Other                                                              304      13
                                                                ---------------
                                                                 7,814   4,943
Less current portion                                             4,227   3,307
                                                                ---------------
                                                                $3,587  $1,636
                                                                ---------------

In December 1999, the Company entered into a $5 million loan agreement with two lenders, available for draw down in increments of $1 million through March 31, 2000. Interest is based on the three year U.S. Treasury rate plus a spread of 7.49%, with a maximum rate of 15% per annum, payable monthly. Principal payments are due monthly in payments equal to 3.33% of the loan plus interest over a period of 30 months, commencing June 2000. As of September 30, 2000, the Company had drawn down the maximum funds under the loan agreement or approximately $5 million.

On December 23, 1998, the Company obtained a 1.5 million line of credit and a
1.75 million equipment financing facility. The line of credit became due and was paid in full in July 1999. The interest rate on the equipment financing facility, which is secured by equipment purchased by the Company under this facility, is based on a variable interest rate that will have a lower and upper cap ranging from 7.25% to 12.5% per annum. Principal and interest is payable monthly on amounts borrowed by the Company under the equipment financing facility. In connection with these agreements, warrants to purchase a total of 63,349 shares of common stock were issued to the lenders at an initial exercise price of $1.89 per share. The warrants were valued using the Black-Scholes option pricing model. As a result, the Company recorded approximately $85,000 of debt issuance costs, which are being amortized to interest expense over the corresponding term of the related line of credit and equipment financing facility.

The Company has a $12.5 million revolving line of credit agreement with a bank, which expires in January 2001. The agreement provides for interest to be paid monthly at the bank's prime rate (9.50% on September 30, 2000). The Company must adhere to certain requirements and provisions to be in compliance with the terms of the agreement and is prohibited from paying dividends without the consent of the bank. As of September 30, 2000 and 1999, no amounts were outstanding under the line of credit.

Maturities of long term debt subsequent to September 30, 2000 are as follows:
(in thousands):

Years ending September 30:
     2001                     $  4,227
     2002                        2,503
     2003                        1,084
     2004                            -
     2005                      720,000
                              --------
                              $727,814
                              --------

                                  Page no. 37
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SHAREHOLDERS' EQUITY
PREFERRED STOCK In fiscal 1991, the Board of Directors authorized 10,000,000 shares of undesignated preferred stock.

COMMON STOCK In 1999, the Company's shareholders approved an increase in the number of authorized shares of common stock from 250,000,000 to 500,000,000. All of the following data has been restated for the effects of all stock splits.

EMPLOYEE STOCK PURCHASE PLAN The Company has an employee stock purchase plan for all eligible employees. Under the plan, employees may purchase shares of the Company's common stock at six-month intervals at 85% of the lower of the fair market value at the beginning and end of each interval. Employees purchase such stock using payroll deductions and annual contributions which may not exceed 20% of their compensation, including commissions and overtime, but excluding bonuses. In fiscal 2000, 1999 and 1998, 179,786, 196,740 and 234,726 shares, respectively, were issued under the plan at average prices of $32.08, $17.99, and $9.55."At September 30, 2000, 1,165,628 shares were reserved for future issuance.

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

Pursuant to the Company's 1991 Stock Options Plan, the number of shares reserved under the Plan automatically increases by a number of shares equal to 3.5% of the Company's common stock outstanding at the end of each fiscal year. Under all stock option plans, a total of 25,806,533 shares of common stock have been reserved for issuance as of September 30, 2000 (which increased to 32,108,353 effective October 1, 2000 pursuant to the terms of the 1991 Plan) and 2,182,429 (which increased to 8,484,249 effective October 1, 2000 pursuant to the terms of the 1991 Plan) remained available for future grant.

Activity under the employee stock option plans and Director's Plan for fiscal 2000, 1999 and 1998 is as follows:

                                              Number of    Option Price
                                               Shares       Per Share    Aggregate
                                             --------------------------------------
(in thousands)
Options outstanding at September 30, 1997    $19,472,142   $.01 - 12.63   $ 57,482
Options:
     Granted                                   7,012,344    .24 - 15.63     62,277
     Exercised                                (3,934,792)   .01 - 19.44     (6,532)
     Canceled or expired                        (668,797)   .01 - 14.10     (3,770)
                                             --------------------------------------
Options outstanding at September 30, 1998     21,880,897    .01 - 15.63    109,457
Options:
     Granted                                   7,115,809    .24 - 48.38     86,223
     Exercised                                (5,954,416)   .03 - 15.63    (19,880)
     Canceled or expired                      (1,106,972)   .24 - 26.33     (9,426)
                                             --------------------------------------
Options outstanding at September 30, 1999     21,935,318    .01 - 48.38    166,374
Options:
     Granted                                   7,022,941    .01 - 80.19    241,715
     Exercised                                (4,902,393)   .01 - 43.81    (22,488)
     Canceled or expired                        (431,762)   .38 - 56.50     (7,962)
                                             --------------------------------------
Options outstanding at September 30, 2000    $23,624,104   $.01 - 80.19   $377,639
                                             --------------------------------------

                                  Page no. 38
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During fiscal 2000, the Company recorded unearned compensation related to stock options granted to founders and employees of certain acquired companies of $23.0 million. Such amounts are being amortized over the related vesting period, generally four years. Amortization of unearned compensation for the year ended September 30, 2000 was $4.0 million.

The Company has, in connection with the various acquisitions, assumed the stock option plans of each acquired company. A total of approximately 2.3 million shares of common stock have been reserved for issuance under the assumed plans, and related options are included in the preceding table.

The following table summarizes information regarding options outstanding and options exercisable at September 30, 2000:

                                                 Options Outstanding                        Options Exercisable
--------------------------------------------------------------------------------------------------------------------
                                                       Weighted
                                      Number            Average          Weighted           Number          Weighted
Range of                         Outstanding          Remaining           Average      Exercisable           Average
Exercise Prices                As of 9/30/00   Contractual Life    Exercise Price    As of 9/30/00    Exercise Price
--------------------------------------------------------------------------------------------------------------------
$   0.01  -  $   5.63              7,596,623               5.50          $   3.23        4,725,019          $   2.72
$   5.96  -  $   9.44              8,069,050               7.55          $   9.15        1,968,272          $   9.09
$   9.56  -  $  35.91              6,247,131               8.68          $  30.12          645,833          $  17.23
$  38.00  -  $  80.19              1,711,300               9.54          $  55.67           81,080          $  49.56
--------------------------------------------------------------------------------------------------------------------
$   0.01  -  $  80.19             23,624,104               7.46          $  16.97        7,420,204          $   6.84

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123,"Accounting for Stock Based Compensation." The Company used the Black-Scholes option pricing model to value stock options for pro forma presentation. The assumptions used to estimate the value of options granted under the various stock option plans and the shares under the Employee Stock Purchase Plan are as follows:

                                                                                               Employee
                                                     Stock Option                           Stock Purchase
                                                     Plan Shares                              Plan Shares
                                          2000          1999           1998          2000        1999          1998
                                     ------------------------------------------------------------------------------
Average expected life (years)             5.33          5.40           5.39          0.33         0.50         0.50
Expected volatility                       0.88          0.57           0.51          0.88         0.57         0.51
Risk-free interest rate                   5.26%         6.24%          4.40%         6.40%        5.26%        4.22%
Dividends                                   --            --             --            --           --           --
Weighted average fair values         $   30.76      $   7.93       $   5.08      $   6.97     $   7.54     $   4.03

SFAS No. 123 pro forma numbers are as follows (in thousands, except per share amounts):

                                                                                     2000         1999         1998
                                                                                 ----------------------------------
Pro forma net income (loss)                                                      $ (4,001)    $ 47,921     $ 40,500
Pro forma net income (loss) per share:
     Basic                                                                       $  (0.02)    $   0.29     $   0.26
     Diluted                                                                     $  (0.02)    $   0.27     $   0.24

The pro forma amounts reflect compensation expense related to 2000, 1999 and 1998 stock option grants and shares issued under the employees stock purchase plan. Because the pro forma compensation cost for stock options is recognized over the four-year vesting period, the foregoing pro forma reductions in the Company's net income are not representative of the anticipated amounts in future years.

                                 page no. 39
                                              VITESSE SEMICONDUCTOR CORPORATION
                                     AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - INCOME TAXES
Income tax expense consists of the following (in thousands):

                                                                                   September 30,
                                                                         2000          1999           1998
                                                                   ---------------------------------------
Current:
     Federal                                                        $  55,643     $  33,954     $    9,775
     State                                                             10,368         5,935          6,563
     Foreign                                                            3,710         2,295             --
                                                                   ---------------------------------------
                                                                    $  69,721     $  42,184     $   16,338
                                                                   =======================================
Deferred:
     Federal                                                        $ (11,414)    $  (8,734)    $   (5,417)
     State                                                             (4,518)       (4,158)        (2,995)
                                                                   ---------------------------------------
                                                                    $ (15,932)    $ (12,892)    $   (8,412)
                                                                   =======================================
Total:
     Federal                                                        $  44,229     $  25,220     $    4,358
     State                                                              5,850         1,777          3,568
     Foreign                                                            3,710         2,295             --
                                                                   ---------------------------------------
                                                                    $  53,789     $  29,292     $    7,926
                                                                   =======================================

The actual income tax expense differs from the expected tax expense computed by applying the federal corporate tax rate of 35% for the years ended September 30, 2000, 1999 and 1998, to income before income taxes as follows (in thousands):

                                                                                   September 30,
                                                                         2000          1999           1998
                                                                   ---------------------------------------
Federal income taxes at statutory rate                              $  28,587     $  31,655     $   19,795
State income taxes, net of federal benefit                              3,803         1,107          3,651
Rate differential on foreign income taxes                              (3,463)       (1,977)            --
Research and development credits                                       (4,138)       (1,833)          (595)
Goodwill                                                               13,076            --             --
In-process, research and development                                   15,965            --             --
Reduction in valuation allowance (net of valuation
  allowance of $2,923 in 1998 credited to shareholders' equity)            --            --        (15,524)
Other                                                                     (41)          340            599
                                                                   ---------------------------------------
                                                                    $  53,789     $  29,292     $    7,926
                                                                   =======================================

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets are summarized as follows (in thousands):

                                                                                          September 30,
                                                                                       2000           1999
                                                                                --------------------------
Deferred tax assets:
     Net operating loss carryforwards                                             $  39,471     $   25,235
     Research and development tax credits                                            13,172          7,471
     Allowances and reserves                                                         13,730          7,264
     Deferred compensation                                                            1,111             --
     Federal AMT and foreign tax credits                                                780            780
     Colorado enterprise zone incentive credits                                       1,776          1,734
     California manufacturers' investment credit                                      1,762          1,151
     State taxes                                                                         --             22
     Other                                                                            1,764            214
                                                                                --------------------------
     Deferred tax assets                                                             73,566         43,871
     Deferred tax liabilities:
     Depreciation and amortization                                                   16,330          4,957
                                                                                --------------------------
     Net deferred tax asset                                                       $  57,236     $   38,914
                                                                                ==========================

                                 page no. 40
                                              VITESSE SEMICONDUCTOR CORPORATION
                                     AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portions or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

During fiscal 2000, the Company recognized tax benefits associated with employee stock options aggregating $66.2 million. Such benefits have been recorded directly to shareholders' equity.

During fiscal 2000, the Company recorded deferred tax assets of $2.4 million in connection with its purchase of Orologic.

Consolidated U. S. income before taxes was $61.2 million, $75.4 million, $56.6 million for the years ended September 30, 2000, 1999 and 1998, respectively. The corresponding income before taxes for non U. S. based operations was $20.5 million, $15.1 million and $0 for the years ended September 30, 2000, 1999, and 1998, respectively.

The Company does not provide U. S. federal income taxes on the undistributed earnings of its foreign subsidiaries since the company intends to reinvest indefinitely its earnings in such subsidiaries. It is not practical to determine the U. S. federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

As of September 30, 2000, the Company had net operating loss carryforwards for federal and state income tax purposes of $101.5 million and $63.1 million, respectively, which are available to offset future taxable income through 2020 and 2005, respectively. Additionally the Company had research and development tax credit carryforwards for federal and state income tax purposes of $9.8 million and $3.3 million, respectively, which are available to offset future income taxes, if any, through 2015.

NOTE 7 - SIGNIFICANT CUSTOMERS, CONCENTRATION OF CREDIT RISK AND SEGMENT INFORMATION

In fiscal 2000, one customer accounted for 15% of total revenues. In fiscal 1999, two customers accounted for 18% and 14% of total revenues. In fiscal 1998, two customers accounted for 23% and 15% of total revenues.

The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources. The Company's major customers who account for more than 10% of total revenues aggregated 6% and 16% of total trade receivables at September 30, 2000 and 1999, respectively.

The Company has one reportable operating segment as defined by FAS No. 131. Substantially all long-lived assets are located in the United States. Revenues are summarized by geographic area as follows (in thousands):

                                                 2000        1999      1998
                                             ------------------------------
United States                                $337,060    $189,064  $137,317
Japan                                          41,443      46,292    13,603
Canada                                         26,779      15,221    12,052
France                                          2,474      12,637     6,146
Other                                          33,938      18,455    12,051
                                             ------------------------------
                                             $441,694    $281,669  $181,169
                                             ------------------------------

In fiscal 2000, 1999 and 1998 revenues for products in the communication and ATE markets were $395.2 million and $46.5 million, $227.7 million and $54.0 million, and $135.2 million and $46.0 million, respectively.

                                   Page no. 41
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - RETIREMENT SAVINGS PLAN

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. The contributions are fully vested and nonforfeitable at all times. The Company does not make matching contributions under the plan.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company has entered into several agreements to lease land, a building and equipment (collectively, the "property"). All of these leases have initial terms of three to five years and options to renew for an additional one to three years. The Company has the option to purchase the property at the end of each initial lease term, and at the end of each renewal period for the lessor's original cost, which is not less than the fair market value at each option date. If the Company elects not to purchase the property at the end of each of the leases, the Company would guarantee a residual value to the lessors equal to 84% to 86% of the lessors' cost of the property equal to $79.8 million. As of September 30, 2000, the lessors had advanced a total of $93.1 million under these leases, and held $75.6 million as cash collateral, which amount is included in restricted long-term deposits. Certain of these leases require the Company to meet specific financial and other covenants, including restrictions on the payment of cash dividends to its shareholders. As of September 30, 2000 the Company was in compliance with all covenants.

The Company also leases facilities and certain machinery and equipment under noncancelable operating leases that expire through 2006.

Approximate minimum rental commitments under all noncancelable operating leases as of September 30, 2000, are as follows (in thousands):

Year ending September 30:

2001                                                                  $ 5,927
2002                                                                    4,829
2003                                                                    2,135
2004                                                                    1,415
2005                                                                    1,539
Thereafter                                                              4,794
                                                                      -------
Total minimum lease payments                                          $20,639
                                                                      =======

Rent expense totaled $6.0 million, $4.9 million and $4.1 million, for the years ended September 30, 2000, 1999 and 1998, respectively.

The Company is a party to various investigations, lawsuits and claims arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE 10 - SUBSEQUENT EVENT (unaudited)

On October 2, 2000, the Company acquired all of the equity interests of First Pass, Inc., in exchange for approximately $22.7 million in cash, common stock and assumed stock options. This transaction will be recorded using the purchase method of accounting.

                                   Page no. 42
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

CORPORATE INFORMATION

DIRECTORS*

Pierre R. Lamond
Chairman of the Board,
Vitesse Semiconductor Corporation
General Partner of Sequoia Capital

Vincent Chan
Professor, Massachusetts Institute
of Technology
Director, MIT Laboratory for Information and Decision Systems

James A. Cole
General Partner of Windward Ventures

Alex Daly
General Partner of Octal Capital

John C. Lewis
Former Chairman of the Board,
Amdahl Corporation

Louis R. Tomasetta
President and Chief Executive Officer,
Vitesse Semiconductor Corporation

EXECUTIVE OFFICERS*

Louis R. Tomasetta
President and Chief Executive Officer,
Director

Ira Deyhimy
Vice President, Product Development

Christopher R. Gardner
Vice President and General Manager,
Telecom Division

Eugene F. Hovanec
Vice President, Finance and
Chief Financial Officer

Mike Logan
Vice President, Sales

James Mikkelson
Vice President and Chief Technology Officer

OFFICERS & VICE PRESIDENTS

Wade Appleman
Vice President, Marketing -
Advanced Networking Products

Ian Burrows
Vice President, Wafer Fabrication -
Camarillo

Roy Carew
Vice President, Manufacturing Product
Engineering

Robert Cutter
Vice President Manufacturing and General
Manager, Colorado Springs

Stan DiPretoro
Vice President, Sales -
Advanced Networking Products

Steve Flannery
Vice President, Network Processor Group

James Gramacki
Vice President, Operations -
Advanced Transmission Division

Scott Hamm
Vice President, Design Engineering
Technology Development

Lee Hanson
Vice President, Engineering -
Network Processor Group

Patrick Jenkins
Vice President, Wafer Fabrication -
Colorado Springs

Jeanne Johnson
Vice President, Human Resources

Ken Jones
Vice President and General Manager,
Advanced Transmission Division

Paul Matranga
Vice President, Quality

Tim McCarthy
Vice President, Subcontract Manufacturing

James McDonald
Vice President, Dallas Design Center

Ray Milano
Vice President, Opto/Analog Products

Michael Millhollan
Vice President and General Manager,
Datacom Division

Yatin Mody *
Vice President and Controller

Raif Onvural
Vice President, Multi Service Support Group

Neil R. Rappaport
Vice President, Managing Director
European Sales

Bob Robbins
Vice President, Corporate Marketing

Robert Rumer
Vice President, Storage Communications

Barry Sandefur
Vice President, Advanced Networking
Products

Stephen Sheafor
Vice President, Technology -
Advanced Networking Products

Hugh Thomas
Vice President, Marketing -
Multi Service Support Group

Jeff Weigel
Vice President, Strategic Accounts

Larry Woodson
Vice President, Sales -
Advanced Networking Products

Michael Yeager
Vice President, Colorado Springs
Design Center

INVESTOR INFORMATION

Stock Listing: Common stock traded on NASDAQ National Market System

Symbol: VTSS

Options: The Company's options are traded on the Chicago Board Option Exchange

GENERAL COUNSEL

Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

INDEPENDENT AUDITORS

KPMG LLP
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

TRANSFER AGENT AND REGISTRAR

Fleet National Bank
c/o EquiServe
P.O. Box 43010
Providence, RI 02940-3010
www.equiserve.com

FORM 10-K

The Company, upon written request, will provide without charge to each shareholder a copy of its annual report on Securities and Exchange Commission Form 10-K forthe year ended September 30, 2000. Requests should be directed to:

Vitesse Semiconductor Corporation
Investor Relations
741 Calle Plano
Camarillo, CA 93012

ANNUAL MEETING

The Vitesse Semiconductor Corporation annual meeting will be held on Tuesday, January 23, 2001 at 10:30 a.m. at Hyatt Westlake Plaza Hotel, 880 S. Westlake Blvd., Westlake Village, California.


* Subject to Section 16 Reporting

                                   Page no. 43
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

GLOSSARY

ASIC (Application Specific Integrated Circuit) A semiconductor circuit specifically designed to suit a customer's particular requirements, as opposed to a DRAM or microcontroller, which are general purpose parts.

ATM (Asynchronous Transfer Mode) - A high-bandwidth, low-delay packet switching and multiplexing technique used to transfer voice, images and character-based data. ATM allows both voice and data to be transported over a shared circuit.

CMOS (Complementary Metal-Oxide-Silicon) Leading silicon-based technology employed in the fabrication of integrated circuits that feature low power consumption. CMOS also allows more transistors to be integrated on a single circuit.

FEC (Forward Error Correction Circuits) A technique of error detection and correction in which the transmitting host computer includes some number of redundant bits in the payload (data field) of a block or frame of data.

Framer - A device, which terminates various protocol and data rate streams to provide client level information and connectivity to supporting layers.

Gigabit Ethernet - A local area network used for connecting computers, printers, workstations, terminals, servers, etc. within the same building or campus. Gigabit Ethernet operates over coaxial and fiber optic cable at speeds of 1.25 Gbps.

H-GaAs - A proprietary Gallium-Arsenide (GaAs) semiconductor technology developed by Vitesse for large scale, high-speed, digital communication applications.

InP HBT (Indium Phosphide Heterojunction Bipolar Transistor) - A process technology based on the compound InP. Facilitates very powerful and cost-effective solutions for implementing higher speeds.

IP (Internet Protocol) - A Layer 3 (network layer) protocol that contains addressing information that allows packets to be routed.

LAN (Local Area Network) - A Short distance data communications network used to link together computers and peripheral devices (such as printers) under some form of standard control.

Network Processor - A class of processors architectured and optimized for manipulating packetized data typical in communication protocols.

OC 192/OC 768 (Optical Carrier) - SONET channel of 10 billion bits per second (10 Gbps) and 40 billion bits per second (40 Gbps), respectively.

Opto-electronic - The range of materials and devices associated with fiber optic and infrared transmission systems.

Physical Layer - The OSI model defines Layer 1 as the physical layer and includes all electrical and mechanical aspects relating to the connection of a device to a transmission medium.

Pointer Processor - Pointer processors accommodate frequency differences by adjusting the starting position of the payload within the frame. A pointer keeps track of the starting position of the payload.

SAN (Storage Area Network) - A short-distance data communications network used to link elements within a storage environment.

SiGe (Silicon Germanium) - A process technology that employs a Germanium-doped silicon substrate upon which to fabricate circuits. This enables much higher data rates than are possible with traditional silicon processes.

SONET (Synchronous Optical Network) A communications transmission technology, carried on fiber optic networks, that greatly increases the efficiency and reliability of local exchange and long-distance networks.

Switch Fabric - A device used to switch data among multiple ports in a communications system. A switch fabric generally has a "crossbar" or "fabric" architecture such that each of its multiple input data ports can be connected to one or more of its output data ports simultaneously.

Telecommunications - The transmission, reception and the switching of signals, such as electrical or optical, by wire, fiber or electromagnetic means.

TimeStream(R) - The Vitesse TimeStream product family provides a superior solution for terminating, grooming, and mapping data into and out of SONET/SDH interfaces. The products are designed to eliminate multiple devices by integrating standard SONET/SDH backplane interfaces, working and protection ports, and anticipating next generation system design requirements.

WAN (Wide Area Network) - A network that encompasses interconnectivity between devices over a wide geographic area.

                                   Page no. 44
                                               VITESSE SEMICONDUCTOR CORPORATION
                                      AR 2000

ABOUT THE COMPANY


     Vitesse Semiconductor Corporation is a global leader in the design, development and manufacturing of high-speed, wide-bandwidth communications integrated circuits (ICs) for Wide Area Network (WAN), Local Area Network (LAN) and Storage Area Network (SAN) applications. The Company's objective is to provide complete solutions and, to that end, we manufacture the industry's broadest array of products, spanning optoelectronic front ends, physical layer devices, fabric components, switches, framers, network processors and enclosure management devices.

     Today, matching process to function, the Company manufactures its products using multiple technologies, including Complementary Metal Oxide Silicon (CMOS), Silicon Germanium (SiGe), Gallium Arsenide (GaAs), and Indium Phosphide (InP). The Company is able to offer total solutions to equipment manufacturers that can include up to 15 different devices in the appropriate process.

     The strong tradition of innovation continues, as Vitesse implements its transition from a developer of principally physical layer products to being a leader in high-performance, high-complexity ICs that drive the most advanced communications devices. Through its achievements in multi-layer technology, Vitesse products are capable of integrating several different operations onto a single IC, reducing board-space requirements and streamlining the system design process. Such product features - along with our complete solutions focus - represent important competitive advantages to system manufacturers seeking to reduce design time and costs, while accelerating aggressive market introduction timetables.


          .    Founded in 1987, Vitesse Semiconductor Corporation is
          headquartered in Camarillo, California and has more than 1,100 employees. The Company operates fabrication facilities in Camarillo and Colorado Springs, Colorado; has design centers throughout the United States, in Europe and in Japan; and maintains eleven regional sales offices worldwide. Vitesse, which has been publicly traded since 1991, is included in the prestigious Nasdaq-100 Index.

                                               VITESSE SEMICONDUCTOR CORPORATION

                                            741 Calle Plano, Camarillo, CA 93012

                                                        tel 805.388.3700

                                                                fax 805.987.5896
--------------------------------------------------------------------------------

                                              www.vitesse.com